UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended January 31, 2026 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________ Commission file number 001-42987 WEALTHFRONT CORPORATION (Exact name of registrant as specified in its charter) Delaware 20-8280144 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 261 Hamilton Avenue Palo Alto, California 94301 (Address of principal executive offices) (Zip Code) (844) 995-8437 Registrant’s telephone number, including area code Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common stock, $0.0001 par value per share WLTH The Nasdaq Stock Market LLC Securities registered pursuant to section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company ☐ Emerging growth company ☒ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒ The registrant was not a public company as of July 31, 2025, the last business day of its most recently completed second fiscal quarter, and, therefore, cannot calculate the aggregate market value of its voting and non-voting common equity held by non-affiliates as of such date. The registrant’s common stock began trading on the Nasdaq Stock Market on December 12, 2025. As of April 22, 2026, the number of shares of the registrant’s common stock outstanding was 149,574,024. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive proxy statement for its 2026 Annual Meeting of Stockholders (“Proxy Statement”) to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, are incorporated by reference in Part III. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement shall not be deemed to be filed as part hereof.

TABLE OF CONTENTS Page PART I Item 1. Business ................................................................................................................................. 1 Item 1A. Risk Factors ........................................................................................................................... 18 Item 1B. Unresolved Staff Comments ............................................................................................... 73 Item 1C. Cybersecurity ......................................................................................................................... 74 Item 2. Properties ............................................................................................................................... 76 Item 3. Legal Proceedings ................................................................................................................ 76 Item 4. Mine Safety Disclosures ...................................................................................................... 76 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ........................................................................................... 77 Item 6. [Reserved] .............................................................................................................................. 78 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations .............................................................................................................................. 79 Item 7A. Quantitative and Qualitative Disclosures About Market Risk ......................................... 93 Item 8. Financial Statements and Supplementary Data ............................................................... 94 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures ............................................................................................................................. 130 Item 9A. Controls and Procedures ..................................................................................................... 130 Item 9B. Other Information .................................................................................................................. 130 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ......................... 131 PART III Item 10. Directors, Executive Officers and Corporate Governance ............................................. 132 Item 11. Executive Compensation ..................................................................................................... 132 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters .............................................................................................................. 132 Item 13. Certain Relationships and Related Transactions, and Director Independence .......... 132 Item 14. Principal Accounting Fees and Services ........................................................................... 132 PART IV Item 15. Exhibits and Financial Statement Schedules ................................................................... 133 Item 16. Form 10-K Summary ............................................................................................................ 135 SIGNATURES .......................................................................................................................................... 136 i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K (“Form 10-K”) contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this Form 10-K other than statements of historical fact, including statements regarding our future operating results and financial condition, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements contained in this Form 10-K include, but are not limited to, statements about: • our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, including changes in operating expenses, and our ability to maintain profitability; • our business plan and our ability to effectively manage our growth; • our ability to attract new clients and retain and grow platform assets from our existing clients; • our total market opportunity; • anticipated trends, growth rates, and challenges in our business and in the markets in which we operate; • market acceptance of our platform, products, and services; • our beliefs and objectives for future operations; • our ability to develop and introduce platform enhancements and new products and services and bring them to market in a timely manner; • our expectations concerning relationships with third parties; • our ability to maintain, protect, and enhance our intellectual property; • our ability to develop, introduce, implement, and monitor the use of emerging technologies, including artificial intelligence; • the effects of increased competition in our markets and our ability to compete effectively; • future acquisitions or investments in complementary companies or products; • our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally; • economic and industry trends, projected growth, or trend analysis; • the effects of seasonal trends on our operating results; • general economic conditions in the United States and globally, including the effects of global geopolitical conflicts, fluctuating inflation, interest, and tariff rates, potential instability in the global banking sector, the federal debt ceiling and budget, and foreign currency exchange rates; • our ability to operate and grow our business in light of macroeconomic uncertainty; ii

• increased expenses associated with being a public company; • the expiration or release of market stand-off or contractual lock-up agreements, anticipation of such events, and sales of shares of our common stock by us or our stockholders; and • other statements regarding our future operations, financial condition, and growth prospects and business strategies. We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form 10-K. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our operating results, financial condition, business strategy, and short-term and long-term business operations and objectives. These forward- looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Form 10- K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this Form 10-K or to conform these statements to actual results or to changes in our expectations, except as required by law. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 10-K. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. iii

GLOSSARY OF ABBREVIATIONS, ACRONYMS AND DEFINITIONS The following list of abbreviations, acronyms and definitions of certain terms may be used throughout this Form 10-K, including Business, Risk Factors, Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Audited Consolidated Financial Statements and the Notes to the Audited Consolidated Financial Statements. APY Annual percentage yield; the actual rate of return on an account over a year, taking into account the effect of compounding interest. Cash Account The brokerage account that our clients open and maintain at our subsidiary, Wealthfront Brokerage LLC, that provides clients access to our cash management services, including our cash sweep program. Client retention rate Calculated as (x) 1 minus (y) the number of churned clients in the period divided by funded clients at the end of the immediately preceding period. Churned client A previously funded client that ended the period with a zero balance across all accounts for the 45 consecutive calendar days ending as of the measurement date. Digital natives Individuals born after 1980 (i.e., Millennials, Gen Z, and later generations). EGC Emerging growth company. ETF Exchange-traded fund. The Exchange Act The Securities Exchange Act of 1934, as amended. FDIC Federal Deposit Insurance Corporation. FINRA Financial Industry Regulatory Authority. Funded clients Clients with balances greater than zero or that have been greater than zero on at least one occasion during the 45 consecutive calendar days ending as of the measurement date. Funded clients include clients with a zero balance across all accounts as of the measurement date if they had greater than zero balances in at least one account within the 45 calendar days prior to the measurement date. Individuals who share funded joint accounts are each considered to be a separate funded client. GAAP Accounting principles generally accepted in the United States of America. IPO Initial public offering. JOBS Act The Jumpstart Our Business Startups Act of 2012. Net-of-fee returns The investment return that a client earns net of any fees we charge. Net deposits The value of all assets our clients have placed into products on our platform, net of withdrawals, over a defined period of time, We exclude changes in value attributable to financial market movements from this metric. Net income margin The percentage of total revenue remaining as net income after the deduction of all expenses, taxes and interest. Net revenue retention Calculated by dividing total revenue in the current period from all funded clients that existed at the beginning of the period, by total revenue from those same clients in the prior period, inclusive of any clients that have churned. Revenue from new clients acquired during the period is excluded from this calculation. Platform assets The total value of financial assets held by clients in their accounts as of a stated date on our platform. Program banks FDIC-insured banks to which we sweep our clients’ Cash Account assets, which are disclosed on our website and subject to change from time to time. Program deposits Clients’ cash that is swept to program banks. The Sarbanes-Oxley Act The Sarbanes-Oxley Act of 2002. SEC Securities and Exchange Commission. The Securities Act The Securities Act of 1933, as amended. iv

PART I ITEM 1. BUSINESS Company Overview We are a product-driven technology company that built a financial solutions platform for “digital natives,” defined as those born after 1980 (i.e., Millennials, Gen Z, and later generations). Our platform is designed to address the needs of the wealth builders within these generations. We have differentiated, trusted relationships with our clients due to our unique and fundamentally aligned incentives. Simply put, we succeed because our clients succeed. Founded in 2008 and headquartered in Palo Alto, California, we were among the first digital-only financial solutions platforms, pioneering the use of automation to offer low-cost diversified portfolios. We built our platform using software to deliver our solutions quickly, conveniently, and at low cost. These principles align with the preferences of digital natives, who use digital platforms for the vast majority of their everyday services ranging from entertainment and commerce to food delivery and ride sharing. Our technology-driven financial solutions help clients turn savings into long-term wealth. Our broad suite of products, including cash management, investment advisory, borrowing and lending, and financial planning solutions, address the diverse financial needs of our clients regardless of the economic environment. We are led by a technically proficient management team, including our CEO, who served as our CTO for many years. We built our products on a proprietary technology infrastructure. We have a strong, somewhat contrarian preference for building over buying or partnering. This allows us to automate to an extent not seen in the industry. Automation not only allows us to launch and iterate products faster, lower costs to clients, and offer a better overall client experience, but also lowers our cost of support. Automation is a core principle underpinning everything we do—the way we design our products, organize our company, and foster employee culture. Our Business Model Our business model is designed to optimize for our clients’ success. Our focus on delivering fully automated services results in being one of the lowest cost producers in each category in which we participate. We share the savings directly with our clients, significantly reducing their fees, improving their financial outcomes, and enhancing their trust in us. This trust leads clients to add more money to our platform as they save, adopt new products and refer their friends. Our cost structure and our organic growth are business model advantages, and have enabled us to achieve our historic profitability, which allows us to further invest in our platform. Reinvesting in our platform drives further automation and powers the continuous cycle of our flywheel. We primarily generate revenue from cash management and investment advisory products. Cash management revenue is primarily earned from fees received for the delivery of cash management services, including our cash sweep program.1 Investment advisory revenue consists of fees charged for investment advisory and portfolio management services. Investment advisory fees are earned based on the market value, less fee waivers, of investment advisory assets. 1 1 Wealthfront is not a bank, and we do not provide banking services or products directly to our clients. Clients are notified, via our website (including our Wealthfront Cash Account product page and Help Center), disclaimers included in certain advertising materials, legal disclosures provided on client account pages, and Wealthfront Advisers LLC’s Form ADV Part 2A Client Brochure, that Wealthfront does not provide direct banking services and such services are provided through third-party banking partners. Clients are able to view the names of our specific banking partners and the services which they provide on our website and certain disclosures.

We seek to make money with, not from, our clients along their wealth accumulation journey. This aligned incentive structure allows us to focus exclusively on growing and maintaining the wealth of our clients, which in turn drives higher retention rates, deeper multi-product adoption, and more predictable long-term business performance. Our Clients Our clients are primarily digital-native high earners who prioritize savings and wealth accumulation. They typically have large liquid savings and focus on long-term investing principles, even during periods of market volatility. Clients typically come to Wealthfront seeking a specific solution and, as our trust- based relationship deepens, we gain insights into their evolving needs, in many cases through the data associated with third-party financial accounts they link to our financial planning software. Client engagement and feedback drive our product-led growth strategy and business flywheel. This continuous feedback loop constantly optimizes our platform for our clients’ evolving needs, fueling our historical organic growth. Over the past two fiscal years, over 50% of new clients were referred by existing clients and our annual client retention rate was over 95% for each of fiscal 2026 and fiscal 2025. Our clients have different preferences than previous generations. They are predisposed to a “there’s an app for that” mindset, and expect to be able to access any service seamlessly through digital or mobile channels. They have these same expectations for consumer financial services, and look to solve their needs with technology as their first choice. Accordingly, we are well positioned to capture the growth of their wealth over the long term. Our Client Experience: Trust and Transparency Trust and transparency are at the core of our client experience. As of January 31, 2026, our average platform assets per client was approximately $66,000, which we believe demonstrates our clients’ trust in our platform. Trust and transparency also benefits our business model, as a delightful client experience drives word-of-mouth referrals. The key features that drive trust and transparency are: Superior Value and Lower Cost We believe we are uniquely able to offer these lower cost solutions at superior value because of the automation we’ve built into our platform and our willingness to share our savings with clients, who value low-cost financial products. We believe that, due in part to our unwavering focus on automation, we’re able to drive down the marginal cost of evaluating and trading, launch and iterate products faster, lower the cost of our support and offer a better overall client experience, including in the form of an industry- leading APY for our cash management products, lower advisory fees for our investment advisory products, and low interest rates for PLOC and home lending. Intuitive and Easy to Use All our products are designed to simplify otherwise complex financial experiences and decisions. While complex to navigate on one’s own when beginning one’s financial journey, we strive to make the process holistic and simple. Everything from account opening to notifications, transfers, and decision prompts are presented to our clients clearly and conveniently. Our clients don’t want to talk to advisors, and instead, we are able to offer them financial product solutions without the need for appointments or phone calls. Fast and Frictionless Money Movement We want to make it as easy and as quick as possible for our clients to move money to where it is most productive for them. We offer 24/7/365 free instant withdrawals to eligible external accounts through the RTP Network and FedNow—including weekends and holidays—subject to the reservation of rights to impose risk-based limits when warranted. We have found that making it easy for clients to instantly Table of Contents 2 withdraw their money with no fee from Wealthfront leads them to increase their contributions and hold larger balances at Wealthfront. We do not control fees charged by a client’s receiving institution, and we disclose to clients that their transactions are subject to any fees or timing constraints that may be imposed by these third-party receiving institutions (e.g., banks where clients have accounts). Treating Clients as They Would Expect to be Treated All of our investment products are designed to implement best practices in the industry, and we publish exactly how we implement each service in publicly available white papers. We do not charge hidden or unexpected transaction fees and we don’t pursue marketing strategies that offer a better deal to new clients than existing ones. High-Quality Product Support Our goal is to build everything clients need into our products so they don’t ever have to call or email us. But if they do, our Product Specialists are delighted to help. They’re called Product Specialists because they serve a hybrid support and product function. Many people on our product support team have CFPs and CFA charters. As expected, they help clients quickly resolve problems, but perhaps even more importantly, they spend time determining what drives the support requests from clients so we can resolve the issues that led them to reach out to us. Our product support team reports directly to our product management organization, which helps us prioritize and make changes in the product experience based on client feedback, reducing the amount of human interaction ultimately needed in the long run. Our Products Our products help our clients build long-term wealth on their own terms. We have built a range of cash management, investment advisory, borrowing and lending, and financial planning products to serve the diverse financial needs of our clients. Our products span a broad risk spectrum that addresses the diverse financial needs of our clients throughout economic cycles—ranging from cash management to direct stock investing. Within our suite of investment advisory products, we offer capabilities that are suited for either “delegators” who want fully managed solutions and “do it yourselfers” who want more control over individual financial decisions. Cash Management: The Cash Account is a brokerage account offered by Wealthfront Brokerage LLC that provides clients access to our cash management services, including our cash sweep program. Our Cash Account automatically transfers, or “sweeps,” clients’ cash deposits to multiple FDIC-insured banks in our cash sweep program, or program banks, where clients earn interest at an industry-leading APY and benefit from the security of pass-through FDIC insurance. By sweeping clients’ funds from Wealthfront Brokerage LLC through an intermediary bank to multiple program banks, we enable our clients to access up to $8 million in FDIC insurance for individual accounts and $16 million for joint accounts. In addition to interest at an industry-leading APY and no account fees, the Cash Account provides a full array of fee-free, no-strings-attached checking features and access to our proprietary Wealthfront Treasury Money Market Fund (ticker: WLTXX) managed by Wealthfront Strategies LLC. Our Cash Account has both checking and savings functionality, allowing clients to maximize their utility with just one account. Our various checking features include: debit cards, account and routing numbers for deposits and withdrawals, direct deposit, bill payment, mobile check deposits, access to over 19,000 free ATMs nationwide, early paycheck access of up to two days by enabling direct deposit, free instant withdrawals to eligible accounts — even on weekends and holidays and free wire transfers to clients’ external accounts. The Wealthfront Treasury Money Market Fund invests primarily in US Treasuries to offer clients a competitive after-tax yield as debt securities issued by the US Treasury are generally exempt from state and local taxes. The Wealthfront Treasury Money Market Fund expense ratio is 0.25%. Table of Contents 3

We also offer automated features that make it easier to save and invest, including automated savings plans and recurring transfers, cash categories for easy budgeting and customizable saving goals, and the ability for joint account holders to track combined net worth and set shared goals with customized categories. Clients who open a Cash Account will automatically receive the full suite of our cash management services without a separate required opt-in process. We deliver these cash management services through arrangements with several vendors, including certain banks. We sweep deposits to the various program banks utilizing automated allocations with the support of R&T Deposit Solutions (“R&T”), which serves as administrator of our cash sweep program. In addition, we offer the above checking features to clients through arrangements with our banking partners, Green Dot Bank (“Green Dot”) and UMB Bank (“UMB”). Green Dot provides clients with a Wealthfront- branded debit card, ATM network access, and mobile check deposit. UMB provides clients with certain ACH capabilities. We generate revenue from our Cash Account primarily through fees received for the delivery of cash management services that are a part of our cash sweep program. Each program bank agrees to pay a gross amount on program deposits. This amount is based on a negotiated percentage multiplied by the program deposits at the program bank. A portion of the gross amount is paid to our clients as interest by the program bank for the program deposits, and we receive the remainder as our fee for the cash management services that we deliver to our clients. Cash management revenue also includes an immaterial amount of interchange revenue generated when our clients use the Wealthfront-branded debit card to make purchases. Cash Accounts and debit cards incur various costs, including the fee we pay to R&T for its administrative services, as well as costs incurred by us for money movement, tax reporting, debit card issuance, ATM fees, and various other operational costs. For fiscal 2026 and fiscal 2025, revenue from our cash management product constituted approximately 74% and 75% of our total revenue, respectively. Cash management revenue in fiscal 2026 did not contain any revenue generated from our proprietary money market fund as a result of a fee waiver for all assets under management by the fund that expires in March 2026, at which point the fund will generate management fees from the 25 bps expense ratio charged against the fund’s assets under management. Automated Investing: Our investment advisory products, offered by our subsidiary, Wealthfront Advisers LLC, are premised on the belief that it is extremely difficult to outperform the market. Therefore, we advocate a passive, index-based approach to long-term investing. We aim to excel at the three things clients can control to reliably improve their long-term, after-tax returns: fees, taxes, and diversification. Our globally diversified multi-asset class investment products serve clients who prefer to delegate the management of their entire portfolio to us and our single-asset class products serve clients who prefer a self-directed approach. Our globally diversified multi-asset class products consist of portfolios of low cost index-based ETFs enhanced with tax-loss harvesting and our single-asset class products include direct indexing for the S&P 500 and Nasdaq 100 (S&P 500 Direct, Nasdaq-100 Direct, respectively), a US Treasury bond ladder, a bond portfolio diversified across a number of different types of bond ETFs and our Stock Investing product which allows you to invest in individual stocks and ETFs. We receive revenue from all our investment advisory products, other than Stock Investing, through asset-based fees. Our investment advisory fees are calculated by multiplying our advisory fee, (0.25% for our most popular product - our globally diversified multi-asset class portfolio of low cost ETFs), by the market value, less fee waivers, of assets held in client accounts. Costs primarily consist of clearing and execution, money movement, tax reporting, client account maintenance, and individual retirement accounts’ custodial expenses. For fiscal 2026 and fiscal 2025, revenue from our investment advisory products constituted approximately 25% and 24% of our total revenue, respectively. Securities-Based Borrowing and Lending: We offer clients with a minimum account balance of $25,000 a simple, fast, and low cost way to borrow cash against up to 30% of the securities in their eligible investment accounts using a Portfolio Line Table of Contents 4 of Credit (“PLOC”). We offer PLOC to clients through our omnibus margin lending arrangement with RBC Clearing & Custody, which is subject to customary industry terms. RBC Clearing & Custody extends loans to Wealthfront Brokerage LLC, which then lends these funds to Wealthfront Brokerage LLC clients. Wealthfront Brokerage LLC provides client securities as collateral for such loans and is charged interest by RBC Clearing & Custody on the overall balance of margin loans taken out by clients. As of January 31, 2026, our borrowing rates are among the lowest in the industry, currently 1.08% above the prevailing Effective Federal Funds Rate (“EFFR”), and provide an economical liquidity solution to our clients. We generate revenue from the interest clients pay on the overall balance of their margin loans, less the interest charged by RBC Clearing & Custody described above. We also enable clients to earn cash income by lending securities they own through our Fully Paid Securities Lending (“FPSL”) program. Clients can opt in or out of the FPSL program at any time. If a participating client opts in and meets our lending requirements, the client authorizes Wealthfront Advisers LLC to lend the client’s fully paid securities to Wealthfront Brokerage LLC, which lends such securities to unaffiliated third-party financial institutions. These loans are collateralized with cash received from the unaffiliated third-party borrowers, and clients receive 50% of the net interest revenue generated from the loans. We offer our FPSL program through an arrangement with Sharegain, a leading securities lending platform provider. We receive revenue from our securities-based borrowing and lending products primarily through interest received for our PLOC margin lending services. For fiscal 2026 and fiscal 2025, revenue from our securities-based borrowing and lending services was immaterial, constituting approximately 0% in both fiscal years. There are also immaterial costs associated with our borrowing and lending products. Home Lending: We launched early access to our Home Lending Product on November 19, 2025 and general availability to clients in Colorado on April 6, 2026. This new offering brings Wealthfront’s software-driven approach to the mortgage process with the aim of helping clients benefit from low rate and self-serve applications, without hidden fees or sales calls. Entering the mortgage industry is a natural and strategic product expansion that exemplifies Wealthfront’s focus on using technology to help digital natives earn more on their savings, borrow at lower rates, and keep more of their returns. Ideal for clients looking for highly competitive rates and a streamlined mortgage process, Wealthfront Home Lending is designed to lower borrowing costs without charging hidden fees, or requiring asset minimums or points. By leveraging Wealthfront's software-driven platform to power the entire product experience and focusing our marketing efforts on existing clients, we are able to decrease the costs of originating a loan and use those savings to help clients pay less on their mortgage. For fiscal year 2026, revenue from our Home Lending Product was immaterial. Our Home Lending Product is structured as a non-delegated lender funding loans with a warehouse line of credit and generates revenue primarily from selling loans to a takeout investor and origination fees. The non-delegated mortgage framework allows us to maintain an asset-light approach to the business while retaining the control over the client experience throughout the origination process. Financial Planning: We provide individualized, software-based financial planning to help clients optimize their finances, giving them insight into their projected future net worth, and guidance on the cost of homeownership, early retirement, prolonged time off from their careers, or saving for college. These personalized insights and advice are provided for free, without ever needing to talk to a financial planner. We do not currently earn revenue from, and do not allocate costs to, our financial planning services. Table of Contents 5

Our Platform We aim to build products that deliver the best possible user experience that digital natives have come to expect when interacting with technology platforms. These products and the user experience they provide are made possible by our proprietary technology infrastructure, industry partners, network of program banks, and a culture of automation that permeates our entire organization. Together, these form the core of the Wealthfront platform. Each step of building our platform has been deliberate and the product development process is iterative. We constantly build, refine, and deploy new features and products to our client base. We choose to build products which together form a coherent ecosystem of financial products, rather than a supermarket of options. We’re not in a race to recreate all financial products offered by incumbents. Instead, we design solutions to problems experienced by our clients. Proprietary Technology Omnibus Brokerage Platform Our proprietary omnibus brokerage platform is the foundation for our investing and cash management solutions. It helps us to continually improve the client experience, launch new products, and reduce costs. Our unrelenting focus on automation allows for extraordinary operating leverage and scalability, and enables us to deliver a broad spectrum of investment products and brokerage services, such as tax-loss harvesting, direct indexing and portfolio line of credit. Fully Integrated Brokerage and Cash Management Our brokerage platform seamlessly integrates with our cash management and investing solutions, creating a cohesive and streamlined client experience. As a result, clients are able to take advantage of instant transfers and earn interest at an industry-leading APY on all their cash assets. Financial Data Aggregation Data received from financial institutions or data aggregators must be cleansed and processed before it can be presented to our clients. The insights from our proprietary cleansing and processing data platform, combined with our fully integrated brokerage and cash management inform our automated holistic financial planning software experience. Data and Analytics Platform Our data and analytics platform gathers client activity both within the Wealthfront platform and from external sources. This data is then used to create a comprehensive profile of each client, which forms the foundation for our financial advice and product recommendations. Additionally, this process helps us to understand how clients interact with both our products and third party offerings, which in turn informs the direction of our product roadmap. Our Product-Led Growth Strategies Since inception, Wealthfront has primarily pursued a product-led growth strategy designed to turn client delight into organic virality. We focus on building automated, high-value financial solutions that solve the specific needs of digital natives who prioritize seamless, mobile-first experiences. Core Pillars of Our Strategy Automation-First Development: We only offer financial services that we can fully automate through our proprietary technology infrastructure. This allows us to be the low-cost producer in every category we enter, enabling us to share the savings with our clients to deliver superior value—such as industry-leading APYs and lower advisory fees. Table of Contents 6

Aligned Incentives: We succeed when our clients succeed. By avoiding transactional fees and conflicted human advice, we build a trust-based relationship that encourages clients to consolidate more of their assets on our platform over time. Organic Client Acquisition: Our business scales through an intentional organic acquisition engine driven by a strong word-of-mouth referral pipeline, which we believe is a competitive advantage in an industry where digital natives are not easily swayed by generic advertisements. This momentum is evidenced by the fact that over 50% of our new clients were referred by existing clients over the past two fiscal years. Continuous Feedback Loop: We use data insights from our automated financial planning software to understand our clients’ evolving needs. This allows us to rapidly iterate and launch new products—such as Home Lending and Stock Investing—that deepen our share of a growing wallet with our existing clients. The Unique Economics and Compounding Growth Model of Wealthfront Our financial model is designed to scale efficiently as clients trust us with more assets and it has proven to be resilient over multiple stock market cycles and macroeconomic environments since inception. Drivers of Our Growth Our incentives are fundamentally aligned with our clients’ best interests. As our clients’ wealth grows, so does our revenue. This dynamic allows us to scale efficiently by deepening relationships with existing clients rather than solely relying on new client acquisitions. Our product-led growth engine and long-term investment strategy through volatile macroeconomic trends drive our durable compounding growth. Client Wealth Grows Our Revenue Our revenue, earned primarily from platform asset-based fees, grows as clients’ wealth increases and they trust us with more assets. This aligns our incentive to grow the business directly with our clients’ long-term financial success, allowing us to focus solely on growing and maintaining their wealth, unlike many FinTechs incentivized to encourage transaction velocity. Existing Clients Fuel Efficient, Consistent Growth Most of our assets and growth come from existing clients: digital natives seeking to build their wealth. Clients typically join our platform seeking a specific solution and initially fund their first account with $10,000 to $30,000 in their first 30 days. As their trust in us builds over time, clients begin to consistently add deposits, often through regular weekly or monthly contributions, or larger one-time infusions from bonuses, liquidity events or inheritances, and adopt additional products. The average platform assets per client was approximately $66,000 on the platform as of January 31, 2026 with more than 17% of clients having recurring or direct deposits. Our highly loyal, mostly organically acquired client base is also quick to adopt new products or incentives, such as our interest rate referral incentive program, amplifying viral growth moments. These behaviors help create predictable, recurring revenue growth. Products Drive Cost Effective Organic New Client Growth We rely almost exclusively on organic growth, understanding that great companies are built through word of mouth fueled by client delight and exceptional products. This is a deliberate strategy: win new clients with exceptional products rather than outspend competitors on marketing to drive new client acquisition. We understand that building great products is a long-term investment, turning new clients into loyal long-term advocates. Table of Contents 7

Built-In Cost-Free Compounding Asset Growth We benefit from built-in cost-free, compounding revenue growth on both investment advisory and cash management assets. Our equity-oriented investment advisory assets (e.g., passively managed diversified index-based ETF portfolios, S&P 500 Direct, Nasdaq-100 Direct) typically compound over long periods at around 6% to 9% annually due to market appreciation, which, though volatile at times, has historically recovered quickly after market downturns. Our cash management assets also enjoy cost-free compounding growth from an industry-leading interest rate (historically up to 5% APY). Long-Term Investment Strategy through Volatile Macroeconomic Conditions Equity markets and interest rates often move inversely, providing a natural hedge that enables our business to be durable, and grow steadily and profitably across most economic conditions. The potential for macroeconomic shifts emphasizes the importance of not only having a comprehensive suite of uncorrelated financial products, but also the versatility of employing client acquisition strategies to quickly adapt to the environment. For example, in stronger macroeconomic environments with low interest rates, our investment advisory and home lending products become more popular. In weaker macroeconomic environments with higher interest rates, our cash management products become more popular. When a client initially funds either a cash management or investment advisory account and subsequently funds the other type of account, we define this as cross product adoption. As of January 31, 2026, our cross product adoption rate was 61% on an asset basis and 27% on a client basis. We also benefit from our clients’ commitment to passive investing, which reduces withdrawals during market downturns, further stabilizing our growth. Software-Driven, Automated Services Lead to High Margins for Us and More Value for Our Clients Our focus on automation streamlines service delivery, requiring far fewer employees than traditional approaches. Nearly half of our employees as of January 31, 2026 were software engineers, and we operate without salespeople or financial advisors, which our clients prefer. Consequently, our software- driven service model generates a better user experience and higher operating margins that can be shared with clients and reinvested into product improvement and platform development. Competition We operate in a highly competitive market that is constantly evolving to meet the changing financial needs of new generations. Our primary competition is inertia: our clients require a significant value proposition over their current status quo to accept the burden and cost of moving their assets to a new platform. Inertia primarily benefits incumbent financial institutions that potential clients may use for banking or wealth management services. Wealthfront is purpose built to overcome this inertia by aligning with the needs of digital natives and creating an intuitive and easy-to-use platform. We also compete against the challenges of complacency, risk aversion, and lack of financial education among potential clients. Many individuals may be hesitant to explore new financial solutions due to a comfort with familiar, yet outdated, systems or a fear of taking risks with their investments. Additionally, a lack of financial education may prevent clients from fully understanding the benefits and opportunities available through innovative platforms like Wealthfront. Complacency, risk aversion, and lack of financial education among potential clients primarily benefit incumbent financial institutions, investment platforms and brokerage platforms, which may be more familiar to potential clients. To address these challenges, we prioritize transparency, education, and empowerment, equipping clients with the knowledge and tools they need to make informed decisions and embrace modern financial strategies that align with their goals. We face competition from incumbent financial institutions, investment platforms, brokerage platforms, and FinTech firms. We also compete with traditional financial advisors; however, we believe that historically they have not effectively served digital natives, who prefer seamless digital and mobile Table of Contents 8 experiences over in-person interactions and may not initially be able to meet the minimum investments required by traditional financial advisors. We built our competitive moat through focusing on what our clients need, not what competitors are doing. At the core of this moat is a unique business model. Our business model drives the key competitive factors that define our success: • Ability to attract and retain clients through building trust, driven by aligned incentives; • Narrow focus on and adaptability to the evolving preferences of digital natives; • Intuitive, easy-to-use financial products that meet the evolving needs of clients; • Innovative and diverse product offerings; • Operational efficiency through streamlined processes and automation; • Engineering talent that drives continuous innovation and technological advancement; • Cost of products and services rendered; and • Reputation and brand recognition. We believe we are well positioned to win and succeed in this market. Wealthfront’s value proposition is built on long-term wealth accumulation, prudent financial management, and most importantly, client trust. Wealthfront earned the trust of emerging digital-native generations in their prime phase of wealth accumulation, a definitive advantage over incumbents and other FinTech peers. We consistently innovate on our financial solutions to provide clients with the best products to manage their financial lives and are prepared to help guide our clients along their financial journeys. Our Employees and Culture Our culture is built on a deep-seated belief in automation, transparency, and a relentless focus on solving complex problems to deliver long-term value to our clients. As of January 31, 2026 we had 391 full-time employees, located across the United States and Canada. At our core, we are a technology company. Our culture is deeply rooted in engineering principles and a commitment to automation. As a result, approximately half of our employees are engineers. We seek to automate every possible function of our service to reduce costs for our clients, minimize human error, and scale our platform efficiently. This “automation-first” mindset extends beyond our product and into our internal operations. We empower our employees to identify inefficiencies and build solutions that allow them to focus on high-impact work. This philosophy attracts intellectually curious individuals who are passionate about building durable, scalable systems and who thrive on solving challenging technical and financial problems. We compete for talent with a broad range of technology and financial services companies. Our ability to attract, develop, motivate, and retain top-tier talent is critical to our continued success. We hire for intellectual horsepower, a passion for our mission, and a demonstrated ability to execute. Our team comprises individuals with diverse backgrounds from leading technology firms, financial institutions, and academic institutions. This blend of expertise allows us to foster a unique environment of innovation where technology and finance intersect to redefine the financial services industry. We invest heavily in the growth and development of our employees through mentorship programs, ongoing learning opportunities, and a culture that encourages taking on significant ownership and responsibility early in one’s career. Table of Contents 9

A cornerstone of our compensation strategy is providing every employee with a meaningful equity stake in the company. We believe that employee ownership fosters a long-term perspective and a shared commitment, directly connecting the success of our employees with the value we create for our clients and stockholders. Intellectual Property Our intellectual property is an important aspect of our business and helps us maintain our competitive position. To establish and protect our rights in our proprietary intellectual property, we rely upon a combination of trade secret, trademark, patent, and copyright laws, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements. As of January 31, 2026, we had one registered trademark in the United States for the Wealthfront word mark. The registration is effective through November 15, 2031, and may be renewed periodically; provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademark in connection with similar services and goods. We currently have two additional trademark applications pending to register and/or expand Wealthfront-based marks and may choose to pursue further registrations to the extent we believe it would be beneficial and cost effective. We also have issued trademarks and/or pending trademark applications in Canada, the United Kingdom, and the European Union. Additionally, we own several domain names, including www.wealthfront.com. As of January 31, 2026, we had five issued patents in the United States. Our patents issued in the United States begin expiring in April 2042, excluding any patent term adjustment. We control access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into agreements that contain confidentiality provisions to control access to, and invention or work product assignment provisions to secure ownership of, our proprietary information. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. Government Regulation U.S. and non-U.S. laws and regulations apply to many key aspects of our current business operations and future business plans. Failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For additional information relating to regulation and regulatory actions, see the sections titled “Risk Factors—Risks Related to Regulatory and Legal Matters” and “Business—Legal Proceedings.” Cybersecurity and Data Privacy Our business collects, stores, shares, discloses, transfers, uses, and otherwise processes a wide variety of information, including personal information, such as non-public financial information, of individuals across every state in the United States. As a result, we are subject to numerous U.S. federal and state data protection, privacy and security laws, rules, regulations, policies, self-regulatory or other industry standards, contractual obligations, and other legal obligations regulating the collection, storage, sharing, disclosure, transfer, use, protection, and other processing of personal information, and compliance with such laws, rules, regulations, policies, standards, and obligations is core to our strategy and integral to the creation of trust in our platform. Our handling of data and personal information is also subject to contractual obligations. In the United States, various federal and state laws and regulations apply to the collection, processing, disclosure, and security of personal information. Additionally, financial industry regulators apply particular scrutiny toward privacy and cybersecurity. The primary federal financial privacy law, the Table of Contents 10

Gramm-Leach-Bliley Act of 1999 and its implementing regulations (the “GLBA”), restricts the collection, processing, storage, use, and disclosure of non-public personal information, requires notice to individuals of privacy practices, and provides individuals with some rights to prevent the use and disclosure of nonpublic or otherwise legally protected information. The GLBA also imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Further, with respect to federal securities regulations, Wealthfront Brokerage LLC, Wealthfront Advisers LLC, and Wealthfront Strategies LLC are subject to SEC Regulation S-P, which implements the GLBA and requires covered financial institutions to, among other things, adopt written policies and procedures that address administrative, technical, and physical safeguards for the protection of customer information. In May 2024, the SEC approved amendments to Regulation S-P, which apply to broker-dealers, registered investment advisers, and funds, and add new requirements for incident response, service provider oversight and recordkeeping, among other changes. Additionally, we are subject to the laws and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy, data protection, and data security. At the state level, numerous states have enacted, or are in the process of enacting, state-level financial privacy laws, as well as comprehensive consumer data privacy laws and regulations, governing the collection, use, and processing of state residents’ personal information. Many of these laws broadly exempt entities covered by the GLBA; other laws such as the California Consumer Privacy Act (as amended, the “CCPA”), exempt only personal information that is subject to the GLBA. The CCPA applies to the personal information of California residents collected in the employment, job applicant, and business-to-business settings. The CCPA requires covered businesses to, among other things, provide certain disclosures to individuals in California, and affords such individuals data privacy rights such as opting out of the sale or sharing of personal information, accessing personal information, deleting personal information, correcting personal information, limiting the use and disclosure of sensitive personal information, and receiving detailed information about how personal information is collected, used, sold, and shared. In the future, additional states could also adopt data privacy legislation, which may include more stringent data privacy requirements. In addition to these state level comprehensive consumer data privacy laws, all 50 states have enacted breach notification laws, which include obligations to provide notification of security breaches that impact certain personal information to affected individuals, state regulators, and others. This existing and new legislation, as well as their amendments, interpretations, and applications, may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment of resources in our compliance programs, impact our strategies and the availability of previously useful data, and could result in increased compliance costs and changes in our business practices and policies. We may be required to modify our data processing practices and policies and incur substantial compliance-related costs and expenses in connection with these and any other future data privacy, protection or security related laws, rules, or regulations, and they may also increase our potential exposure to regulatory enforcement and litigation. With respect to cybersecurity, we and our third-party service providers have implemented a variety of technical and organizational security measures and other procedures and protocols designed to protect our data and information, including personal information and other confidential or sensitive information pertaining to our clients, employees, and other users. Despite measures we put in place, we and our third-party service providers may be unable to anticipate or prevent unauthorized access to such information, including personal information. If our privacy, data protection, or data security measures or those of our third-party service providers are inadequate or are breached, or otherwise compromised, and as a result, there is improper use, disclosure, or other processing of, or someone obtains unauthorized access to, personal, confidential, or sensitive information on our systems or our third-party service providers’ systems, or if we or our third-party service providers suffer a ransomware or other advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our brand and business may be harmed, we may incur significant financial losses, costs, and liability associated with Table of Contents 11 remediation and the implementation of additional security measures, and be subject to negative publicity, litigation, regulatory scrutiny, governmental investigations, and other actions. See the section titled “Risk Factors—Risks Related to Cybersecurity and Data Privacy” for additional information. Consumer Financial Protection The CFPB and other federal, local, state and foreign regulatory agencies regulate financial products and services, including credit, deposit, and payments services, and other similar services. These agencies have broad consumer protection mandates, and they promulgate, interpret and enforce rules and regulations that may affect our business. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) explicitly excludes firms overseen by the SEC from the CFPB’s enforcement authority. However, SEC-registered entities like Wealthfront Advisers LLC, Wealthfront Strategies LLC, or Wealthfront Brokerage LLC remain subject to CFPB regulations to the extent they provide certain consumer financial products and services that fall under CFPB’s jurisdiction. As we expand the scope of our provisions of consumer financial services beyond core securities activities that would otherwise be overseen by the SEC and/or FINRA, these additional products and services may be subject to the complex web of consumer financial services regulations promulgated by the CFPB and other regulatory authorities. If we become subject to regulation by, or enforcement actions from, the CFPB and other regulatory authorities, it could, among other things, impair our ability to grow our business, subject us to financial penalties and liabilities, and otherwise adversely affect our business, operating results, and financial condition. If the CFPB changes or modifies federal consumer financial protection regulations under its rulemaking authority, modifies, through supervision or enforcement, past regulatory guidance, or interprets existing regulations in a different or stricter manner than prior interpretations by us, the industry, or other regulators, our compliance costs and litigation exposure may increase materially. Although we have committed resources to enhancing our compliance programs, future enforcement actions by the CFPB and other regulatory authorities against us or our program banks may discourage the use of our products or platform, which may harm our brand, result in the loss of program banks, cause clients to stop using our services or products, impair our ability to grow our business, and otherwise adversely affect our business, operating results, and financial condition. Anti-Money Laundering The Bank Secrecy Act, as amended by the USA PATRIOT ACT of 2001 (the “BSA/USA PATRIOT Act”), applies to Wealthfront Brokerage LLC and applicable implementing regulations and related FINRA rules requires it to develop an anti-money laundering (“AML”) program to assist in the prevention and detection of money laundering and combating terrorism. The AML program includes written policies and procedures, employee training, the designation of an AML compliance officer, periodic independent audits, customer identity verification requirements, and infrastructure necessary to identify and report suspicious activity. In August 2024, the Financial Crimes Enforcement Network (“FinCEN”) issued a final rule that will subject certain investment advisers, including registered investment advisers, to similar requirements. The rule, which was originally scheduled to go into effect on January 1, 2026 until FinCEN extended its implementation date to January 1, 2028, will impose additional regulatory obligations related to AML on Wealthfront Advisers LLC and Wealthfront Strategies LLC. Further, FinCEN has stated it will also evaluate the still-pending Customer Identification Program (“CIP”) rule prior to January 1, 2028. Depending on the scope of the final CIP rule, this rule will also impose substantial regulatory obligations on Wealthfront Advisers LLC and Wealthfront Strategies LLC. To comply with the BSA/USA PATRIOT Act and related FINRA rules, in addition to other anticipated new rules and regulations such as the FinCEN CIP rule, we have a Financial Crimes Compliance team that is responsible for developing and Table of Contents 12 implementing our enterprise-wide programs for compliance with the various AML and counter-terrorist financing laws and regulations. Economic Sanctions We are subject to U.S. economic sanctions laws, regulations, and executive orders including those administered by the Office of Foreign Assets Control (“OFAC”), the primary economic sanctions regulator in the United States. U.S. sanctions laws and regulations impose requirements on us and our program banks in connection with preventing targeted jurisdictions and persons from accessing the U.S. financial system and depriving economic sanctions targets of U.S.-connected property. We have policies and procedures in place to comply with these requirements, including the screening of transactions and clients to identify the involvement of OFAC-targeted persons and jurisdictions. See the sections titled “Risk Factors—Risks Related to Regulatory and Legal Matters,” “Risk Factors —Risks Related to Our Platform, Systems, and Technology,” and “Risk Factors—Risks Related to Our Business and Industry.” Regulation of Our Investment Adviser Subsidiaries Registration Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is registered with the SEC as an investment adviser under the Advisers Act, and subject to regulation by the SEC. Registration does not imply a certain level of skill or training. Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is subject to the Advisers Act, including the antifraud provisions of the Advisers Act and the other federal securities laws, and the rules promulgated thereunder. The SEC is authorized to inspect the business activities of registered investment advisers at any time and is also authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the other federal securities laws, ranging from fines and censures to termination of an adviser’s registration. For example, in December 2018, Wealthfront Advisers LLC entered into a settlement with the SEC in connection with an investigation regarding compliance with certain applicable investment advisory regulations. In connection with this settlement, Wealthfront Advisers LLC was required to pay a fine, and resulting media coverage of the investigation and settlement created negative publicity for our company. See the section titled “Risk Factors—Risks Related to Regulatory and Legal Matters—We have in the past been, and may in the future become, involved in litigation and regulatory inquiries, examinations, or proceedings that could negatively affect us.” Fiduciary Duty As investment advisers, Wealthfront Advisers LLC and Wealthfront Strategies LLC each have a fiduciary duty to their respective clients. This fiduciary duty includes both a duty of care and a duty of loyalty. The duty of care requires Wealthfront Advisers LLC and Wealthfront Strategies LLC to provide investment advice that is in the best interest of each client, based on a reasonable understanding of the client’s individual objectives and profile. The duty of loyalty requires Wealthfront Advisers LLC and Wealthfront Strategies LLC to eliminate or make full and fair disclosure of all material conflicts of interest that could affect the advisory relationship with any client. The SEC has interpreted this fiduciary duty to impose standards, requirements, and limitations on, among other things: the provision of investment recommendations to clients, trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; and execution of client transactions. In addition to being a legal requirement, we believe that fulfilling Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s fiduciary duty is essential to our success, as it helps us increase our growth rate and engagement with clients, while serving the long-term interests of our company and our stockholders. Therefore, we may have forgone, and may in the future forego, certain expansion or short-term revenue opportunities that we do not believe are in the long-term interests of our clients, our company, and our stockholders. See the section titled “Risk Factors—Risks Related to Our Business and Industry—Wealthfront Advisers LLC’s Table of Contents 13

and Wealthfront Strategies LLC’s duties to act as fiduciaries for our clients could conflict with the short- term interests of our business.” Scope of Investment Adviser Regulatory Framework As SEC-registered investment advisers, each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is subject to a comprehensive regulatory framework designed to protect clients and promote market integrity. Under the Advisers Act, each of Wealthfront Advisers LLC and Wealthfront Strategies LLC must comply with a wide range of requirements and restrictions (in addition to the fiduciary duty described above), including, among other things: requirements to maintain written, effective, and comprehensive compliance policies and procedures reasonably designed to prevent violations of the Advisers Act and applicable rules thereunder; requirements to maintain extensive books and records; requirements to deliver disclosures to current and prospective advisory business clients, including through Form ADV “brochures” and “brochure supplements”; restrictions on the types of fees they may charge; requirements regarding the custody of client assets; compliance with client privacy regulations under Regulation S-P; restrictions governing advertising and marketing practices; and limitations on the solicitation of clients. The SEC has authority to inspect Wealthfront Advisers LLC and Wealthfront Strategies LLC at any time and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws; (ii) in a manner that is consistent with disclosures made to clients; and (iii) with adequate systems and procedures to ensure compliance. The failure of Wealthfront Advisers LLC or Wealthfront Strategies LLC to comply with relevant regulations could have a material adverse effect on our business. Brokerage Regulation and Regulatory Capital and Deposit Requirements Registrations and Licenses We operate one broker-dealer, Wealthfront Brokerage LLC, a subsidiary of Wealthfront Corporation. Client assets are held in brokerage accounts at Wealthfront Brokerage LLC, which has in place an omnibus clearing arrangement with RBC Clearing & Custody for clearing functions, including in relation to the facilitation of trade settlement and extension of margin credit. Wealthfront Brokerage LLC is registered as a broker-dealer with the SEC, is a member of FINRA, and is licensed as a securities broker-dealer in all 50 U.S. states, the District of Columbia, Guam, Puerto Rico, and the U.S. Virgin Islands. Wealthfront Brokerage LLC is not licensed or authorized to conduct business in any other country, nor currently a member of any U.S. national securities exchange. Wealthfront Brokerage LLC is subject to regulation by the SEC, FINRA, and other self-regulatory organizations (each, an “SRO”) of which it is or may become a member, and the U.S. states and territories in which it operates. The Exchange Act generally grants the SEC broad administrative powers, including the power to limit or restrict Wealthfront Brokerage LLC’s activities in the event of its failure to comply with federal securities laws. In addition, FINRA has adopted extensive regulatory requirements relating to sales practices, registration of personnel, compliance and supervision, and compensation and disclosure, to which Wealthfront Brokerage LLC and its personnel are subject. FINRA and the SEC also have the authority to conduct periodic examinations of Wealthfront Brokerage LLC, and may also conduct administrative proceedings, and have the authority to levy fines and other penalties on Wealthfront Brokerage LLC. Additional sanctions that may be imposed for failure to comply with applicable law include the prohibition of individuals from associating with a broker-dealer, the revocation of registrations and other censures and fines. The failure of Wealthfront Brokerage LLC to comply with applicable regulation could therefore have a material adverse effect on our business. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator was small in monetary amount, the adverse publicity relating to the investigation, proceeding, or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients. Table of Contents 14

Scope of Regulation The principal purpose of regulating broker-dealers is the protection of clients and securities markets. The regulations cover all aspects of the broker-dealer business and operations, including, among other things, sales and trading practices, reporting requirements, client onboarding, advertising and marketing, publication or distribution of research, margin lending, uses and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, disclosures to clients, suitability, acting in clients’ best interests when making recommendations to retail clients, client privacy, data protection, information security and cybersecurity, the safeguarding of client information, the sharing of client information, best execution of client orders, public offerings, client qualifications for margin and options transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts, and the conduct of directors, officers and employees. Net Capital Requirements Wealthfront Brokerage LLC is subject to Rule 15c3-1 under the Exchange Act (the “Uniform Net Capital Rule”) and related SRO requirements. The Uniform Net Capital Rule specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers. Generally, a broker-dealer’s net capital is its net worth plus qualified subordinated debt less deductions for certain types of assets. The Uniform Net Capital Rule effectively requires that most of a broker- dealer’s assets be maintained in a relatively liquid form. The SEC and FINRA rules require notification when net capital falls below certain thresholds, or when withdrawals of capital exceed certain thresholds. These rules also dictate a broker-dealer’s maximum ratio of debt to equity. If Wealthfront Brokerage LLC fails to maintain specified levels of net capital, Wealthfront Brokerage LLC could be subject to immediate suspension or revocation of registration, and suspension or expulsion could ultimately lead to the liquidation or wind-up of Wealthfront Brokerage LLC. In addition, the SEC and FINRA may place restrictions on our ability to expand our existing business or to commence new businesses in the event of such failure. Such failure could also constitute a default by us of certain debt covenants under our Amended Revolver. The Uniform Net Capital Rule and FINRA requirements restrict Wealthfront Brokerage LLC from paying cash dividends, making unsecured advances or loans to affiliates, or repaying subordinated loans. For example, Wealthfront Brokerage LLC is restricted from making such payments that would result in it having a net capital amount of less than 5% of its aggregate debit balances or less than 120% of its applicable minimum dollar requirement. Moreover, these requirements also can limit Wealthfront Brokerage LLC’s ability to pay cash dividends, make unsecured advances or loans to affiliates or repay subordinated loans, for example, if Wealthfront Corporation contributed capital to Wealthfront Brokerage LLC within the previous year, repayment of that capital to Wealthfront Corporation would result in the original capital contribution being considered a loan, leading to adverse net capital consequences for Wealthfront Brokerage LLC. The minimum dollar net capital requirement for Wealthfront Brokerage LLC is the greater of $250,000 or 2% of aggregate debit items as computed under the Uniform Net Capital Rule. As of January 31, 2026, Wealthfront Brokerage LLC’s net capital was $150.3 million, which exceeded the requirement by $145.2 million. Rule 15c3-3 Reserve and Custody Requirements Wealthfront Brokerage LLC is subject to Rule 15c3-3 under the Exchange Act (“Rule 15c3-3”), which includes cash and securities segregation protection requirements. Pursuant to Rule 15c3-3, Wealthfront Brokerage LLC is required to maintain on deposit in a Special Reserve Bank Account for the Exclusive Benefit of Customers, based on weekly computations completed in a manner specified by the rule, an amount that is generally the difference between the amount of money Wealthfront owes clients and the amount of money Wealthfront clients owe it. As of January 31, 2026, Wealthfront Brokerage LLC had a cash balance segregated pursuant to Rule 15c3-3 of $10.4 million. Rule 15c3-3 also requires Wealthfront Brokerage LLC to determine daily the amount of client fully-paid securities and excess margin securities over which it is required to maintain possession or control and, in the event of deficits, Wealthfront Brokerage LLC must take action specified by regulation. Table of Contents 15

Margin Requirements Wealthfront Brokerage LLC’s margin lending activities, which are supported by its omnibus margin lending arrangement with RBC Clearing & Custody, are subject to limitations imposed by the rules and regulations of the Board of Governors of the Federal Reserve and FINRA. RBC Clearing & Custody is separately subject to such requirements in relation to its omnibus lending arrangement with Wealthfront Brokerage LLC. In general, these rules and regulations provide for initial margin requirements and that, in the event of a significant decline in the value of securities collateralizing a margin account, broker-dealers are required to obtain additional collateral from the borrower or liquidate the borrower’s security positions. In addition, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. FINRA rules specify additional rules for customers who are “pattern day traders” as defined under FINRA rules. Best Execution As a registered broker-dealer, Wealthfront Brokerage LLC is also subject to “best execution” requirements under SEC guidelines and FINRA rules, which require Wealthfront Brokerage LLC to seek the best reasonably available terms for client orders. In part, this requires broker-dealers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions, taking into account, among other things, the character of the market for the security, including price, volatility, relative liquidity and pressure on available communications, the size and type of transaction, the number of markets checked, accessibility of the quotations, and the terms and conditions of the client’s order. Although a broker-dealer is not required to examine every customer order individually for compliance with its duty of best execution, it must undertake regular and rigorous reviews of the quality of its customer order executions. Wealthfront Brokerage LLC routes its clients’ orders to certain unaffiliated market makers for execution using its order routing system, which allocates a higher percentage of order flow to executing brokers that demonstrate higher execution quality, including but not limited to those that provide the best price (relative to prevailing market prices at the time of such orders) for each client’s order. Wealthfront Brokerage LLC reviews the quality of execution it receives from the market makers and chooses which market maker to which to route orders, in each case based on a number of factors that are more fully discussed in the Supplemental Materials of FINRA Rule 5310, including, where applicable, but not necessarily limited to, speed of execution, price improvement opportunities, differences in price disimprovement (i.e., situations in which a client receives a worse price at execution than the best quotes prevailing at the time the order is received by the market), likelihood of executions, the marketability of the order, size guarantees, service levels and support, the reliability of order handling systems, client needs and expectations, transaction costs and whether the firm will receive remuneration for routing order flow to such market makers. Price improvement is available under certain market conditions and for certain order types, and Wealthfront Brokerage LLC regularly monitors executions to test for whether such improvement, if available, was provided. Wealthfront Brokerage LLC does not receive compensation from its executing brokers, including payment for order flow, in connection with trades it places on behalf of clients. Borrowing and Lending Broker-dealers such as Wealthfront Brokerage LLC are regulated by Federal Reserve Board Regulation T when extending credit to clients in connection with securities lending activities, and clients are regulated by Federal Reserve Board Regulation X, in both cases examined and enforced for broker- dealers and their customers by the SEC and FINRA. Broker-dealers are also subject to SEC Rule 8c-1 when hypothecating client securities, and are subject to FINRA Rule 4210 (as to margin lending programs, such as the Company’s PLOC product) and FINRA Rule 4330 (as to the Company’s fully-paid securities lending program). Securities lending programs (both margin lending and fully-paid securities Table of Contents 16 lending) also trigger consequences for Wealthfront Brokerage LLC’s net capital calculation under SEC Rule 15c3-1, and its customer reserve calculation and securities possession and control requirements under SEC Rule 15c3-3. Company History Wealthfront was founded in 2008 and launched its automated investment service in 2011. Over time, we expanded from a pure robo-advisor into a broader financial platform offering cash management, investment advisory, borrowing and lending, and financial planning products. In 2025, we completed our IPO on the Nasdaq Global Select Market. Available Information On our investor relations website, ir.wealthfront.com, we post the following filings after they are electronically filed with or furnished to the SEC: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on 8-K for earnings release, and amendments to those reports filed or furnished pursuant to Section 13(a), 15(d), or 16 of the Exchange Act. All such filings are available, free of charge, on our website as soon as reasonably practicable after we file such material electronically with, or furnish it to, the SEC. The SEC also maintains a website that contains our SEC filings, including Beneficial Ownership Reports on Forms 3, 4, and 5, and all Current Reports on Form 8-K. The address of the site is www.sec.gov. We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Investors should routinely monitor those web pages, in addition to our press releases, SEC filings, and public conference calls and webcasts, as information posted on them could be deemed material information. In addition, we use our social media accounts on X, Instagram, Facebook, and LinkedIn, to communicate information from time to time. It is possible that the information that we post on social media could be deemed to be material to investors. The contents of our websites and social media channels are not intended to be incorporated by reference into this Annual Report or in any other report or document we file with the SEC, and any references to our websites and social media channels are intended to be inactive textual references only. Table of Contents 17

ITEM 1A. RISK FACTORS Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. These disclosures reflect the Company’s beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing of such events or a representation as to whether or not such factors or similar events have occurred in the past or their likelihood of occurring in the future. Summary Risk Factors Our business is subject to numerous risks and uncertainties of which you should be aware before making a decision to invest in our common stock. These risks, among others, include the following: • We have experienced historical growth that may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, and financial condition may be adversely affected. Our rapid growth also makes it difficult to evaluate our future prospects. • We have a limited operating history with certain of our products and services, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with an investment in our common stock. • While we recently achieved profitability, we incurred a net loss in the most recent fiscal year and have a history of net losses, and there can be no guarantee that we will achieve or maintain profitability in the future. • The amount of our platform assets is subject to significant fluctuations. Fluctuations in the amount of our platform assets may be attributable in part to market conditions outside of our control that have had, and in the future could have, an adverse impact on our business, operating results, and financial condition. • We may experience significant fluctuations in our operating results. • We face intense competition, and we may be unable to compete effectively in our efforts to attract new clients and retain existing clients, which would adversely affect our business, operating results, and financial condition. • We cannot accurately predict new client engagement, continued engagement by existing clients, or expansion of existing client engagement, and the impact that such engagement levels may have on our future revenue and operating results. Table of Contents 18

• If we fail to develop, enhance, or commercialize new, or expand our existing, platform, products, and services, or otherwise invest in engineering, research and development, marketing, and product support activities, in a timely or cost-effective manner, or if we are unsuccessful in these efforts, our ability to grow our business, operating results, and financial condition may be adversely impacted. • If we fail to successfully develop, maintain, and enhance our brand, or if our reputation is harmed, our business, operating results, and financial condition could be adversely impacted. • Any failure to securely store and manage our clients’ assets, or other software or equipment failures that may impair our ability to provide our services, could adversely affect our business, operating results, and financial condition. • Our business is subject to extensive, complex, and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business. • Problems with the quality of, or disruptions in, our platform, products and services could adversely impact our brand and reputation and our business, operating results, and financial condition. • Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors. Risks Related to Our Business and Industry We have experienced historical growth that may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, and financial condition may be adversely affected. Our rapid growth also makes it difficult to evaluate our future prospects. We have experienced historical growth and we expect to continue to invest broadly across our organization to support our growth. Our revenue was $365.0 million and $308.9 million for the fiscal years ended January 31, 2026 and 2025, respectively. Our number of employees has grown to 391 as of January 31, 2026 from 328 as of January 31, 2025. Although we have experienced growth in the past, we may not sustain our current growth rates, and we cannot assure you that our investments to support our growth will be successful. Even if our revenue continues to increase, we expect our revenue growth rate to decline in the future as our business matures and our platform achieves more widespread adoption. Accordingly, our historical growth makes it difficult to evaluate our business and future prospects and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Overall growth of our revenue will depend on a number of factors, including, but not limited to, our ability to: • adapt to changing macroeconomic conditions, including through introducing new products and services; • compete with other companies in our industry, including, but not limited to, those with more industry experience, greater name and brand recognition, and greater financial, technical, marketing, sales, and other resources, as well as with startup companies with innovative and novel products and services that compete with ours; Table of Contents 19

• retain and increase adoption of our platform, products, and services by existing clients, as well as attract new clients and grow our client base; • develop new, and successfully optimize our existing, products and services; • successfully expand our business domestically; • successfully enter into partnerships to enhance our business, products, and services; • successfully hire and retain personnel; • increase awareness of our brand; and • successfully identify and acquire or invest in businesses, partnerships, products, offerings, or technologies that we believe could complement or expand our platform and successfully integrate such businesses, products, offerings, or technologies into our business. We may not successfully accomplish any of these objectives and, as a result, it is difficult for us to accurately forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our markets, we may be unable to maintain consistent revenue or revenue growth, the value of our stock could be volatile, and it may be difficult to maintain profitability. We base our expense levels and the growth of our platform assets on estimates. We have made significant investment in the growth of our business and, if that investment is not sufficient, we may not be able to adjust our spending quickly enough if our revenue is less than expected. In addition, we have observed in the past changes in our clients’ investment behaviors on our platform that coincide with global events. Changes in the global macroeconomic environment, including changes in tariffs or trade restrictions, volatile interest rates and inflation, actual or perceived global banking and finance related issues, labor shortages, high unemployment rates, labor displacement, supply chain disruptions, changes in investment and spending environments, geopolitical instability, warfare and uncertainty, including the effects of geopolitical conflicts, and weak economic conditions, may result in market volatility and could impact our clients’ or potential clients’ willingness to invest, thus impacting our growth. We cannot assure you that our investments to support our growth will be successful. Failure to manage our growth in an efficient and timely manner could result in difficulty or delays in attracting new clients, declines in the quality of our platform or client satisfaction with and demand for our platform, declines in our reputation and brand, increases in costs, difficulties in introducing new products and offerings or enhancing our platform, including difficulties identifying and managing added complexity to our organization, loss of clients, difficulties in attracting or retaining talent, or other operational difficulties, any of which could adversely impact our business, operating results, and financial condition. In addition, as we have grown, our offerings have also increased, and we have increasingly managed more complex financial products. The rapid growth and expansion of our business places a significant strain on our management, operational, engineering, and financial resources. To manage any future growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Failure to effectively upgrade our technology or network infrastructure to support the expected increased demand by clients and traffic volume could result in unanticipated system disruptions, slow response times, and poor experiences for clients, and could materially affect our business, operating results, and financial condition and affect our reputation and brand. Our platform, products, and services, and the technology and code on which our platform is built, are continually being modified, changed, updated, and improved, which could intentionally or unintentionally affect the performance of our operations. To manage the expected growth of our operations, technology, and personnel and to support financial reporting requirements, we will need to continually improve our transaction processing and reporting, operational and financial systems, procedures, and controls. These improvements will be particularly challenging as we expand our platform, product, and service offerings. Further, as we grow, our existing systems, processes, and controls may Table of Contents 20 not prevent or detect all errors, omissions, or fraud. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If we do not manage future growth effectively, our business, operating results, and financial condition would be adversely impacted. We have a limited operating history with certain of our products and services, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with an investment in our common stock. We have added, and intend to add in the future, products and features to our platform and have entered into partnerships that are designed to drive asset and revenue growth, and we intend to promote the usage of these offerings through marketing and promotion. For example, in May 2024, we launched our Automated Bond Ladder and in December 2024, we launched our new S&P 500 Direct portfolio. There can be no assurance that these new products and services will be effective, and any new products or services could fail to attract clients, generate revenue, perform well, or integrate effectively with our other offerings. The introduction of new products and services can lead to increased costs, risks, and difficulties, including challenges in financial planning associated with such new products and services and uncertainty with respect to client engagement. If the assumptions regarding the risks and uncertainties related to new products and services are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business, operating results, and financial condition could be adversely impacted, and we may not be able to maintain or increase our current rate of growth. In addition, developing our offerings, marketing new products and services, designing and implementing promotions to encourage product adoption, and forming new partnerships could have higher costs or otherwise require more resources than anticipated and could adversely impact our business, operating results, and financial condition or dilute our brand. While we recently achieved profitability, we incurred a net loss in the most recent fiscal year and have a history of net losses, and there can be no guarantee that we will achieve or maintain profitability in the future. Prior to the fiscal year ended January 31, 2024, we incurred losses each year since our incorporation in 2007. We achieved a net income of $194.4 million and $77.0 million in the fiscal years ended January 31, 2025 and 2024, respectively, but incurred a net loss of $(42.1) million in the fiscal year ended January 31, 2026, and had an accumulated deficit of approximately $142.0 million as of January 31, 2026. We expect our operating expenses to increase in the future, including our general and administrative expenses as a result of increased costs associated with operating as a public company and as we continue to invest for our future growth, including investing in our operating infrastructure, developing our platform, products, and services, investing in research and development, and expanding our marketing activity. As a result of these efforts, there is no guarantee that we will be able to achieve or maintain profitability in future periods at the same level or at all. Further, these anticipated increases in operating expenses will negatively affect our operating results if our total revenue does not increase. The value and amount of our platform assets is subject to significant fluctuations. Fluctuations in the value and amount of our platform assets may be attributable in part to market conditions outside of our control that have had, and in the future could have, an adverse impact on our business, operating results, and financial condition. We currently derive substantially all of our revenue from providing investment and cash management- related products and services to our clients. The level of our revenue depends largely on the level of our platform assets, and our investment advisory fee is based in part on a variable percentage of the value of our clients’ accounts. Any decrease in the value or amount of our platform assets because of market volatility or other factors, such as a decline in stock prices, change in the level of interest rates, or new competitive dynamics, would negatively impact our business, operating results, and financial condition. Table of Contents 21

We are subject to significant risk of asset volatility from changes in the domestic and global financial, equity, and debt markets. In recent years, the domestic and global financial, equity, and debt markets have experienced substantial volatility. In this regard, such markets may be adversely affected by financial, economic, political, diplomatic, or other instabilities that are particular to the country or region in which a market is located, including changes in tariffs or trade restrictions, acts of terrorism, economic crises, political protests, insurrection, or other business, social, or political crises. Furthermore, global economic conditions, exacerbated by changes in tariffs or trade restrictions; changes in currency exchange rates, interest rates, inflation rates or the yield curve; war; terrorism; natural disasters; financial crises; pandemics; changes in the equity and debt marketplaces; defaults by trading counterparties; bond defaults; revaluation and bond market liquidity risks; other geopolitical risks; the imposition of economic sanctions; and other factors that are difficult to predict. If global economic conditions deteriorate, market values may decline and clients may decide to move their assets, resulting in a decline in the value of our platform assets and harming our business, operating results, and financial condition. For example, changes in financial market prices, currency exchange rates, or interest rates have caused, and could in the future cause, the value of our platform assets to decline, resulting in lower investment advisory fees and/or Cash Account fees. Changing market conditions could also cause an impairment to the value of our intangible assets. Further, the portfolios we manage may be subject to liquidity risks or an unanticipated large number of withdrawals as a result of the events or conditions described above, causing the portfolios to sell securities they hold, possibly at a loss. In the event the value or amount of our platform assets decline significantly, our business, operating results, and financial condition could be adversely impacted. The imposition of new tariffs, border taxes, or other barriers to trade may directly or indirectly impact our business, operating results, and financial condition and our stock price. For example, in 2025, the United States announced tariffs on imported goods from most countries. While in February 2026, the Supreme Court of the United States declared unlawful some of the existing U.S. tariffs, it remains uncertain how this decision will affect the existing tariffs or whether additional tariffs will be imposed under other laws. Such U.S. tariffs, and any new or additional retaliatory tariffs that may be imposed by other countries in response, may adversely affect our clients and, consequently, demand for our platform. Moreover, the announcement of these tariffs resulted in significant volatility in the stock market and temporarily resulted in a decrease in platform assets, but fully recovered to pre-announcement levels within one month of the tariffs announcement. We are closely monitoring this evolving situation and there can be no assurance that we will be able to mitigate the impacts of any trade measures on our clients, which could adversely impact our business, operating results, and financial condition and our stock price. We may experience significant fluctuations in our operating results. Our operating results and financial condition in any given quarter can be influenced by numerous factors, including the occurrence of any of the risks described elsewhere in this “Risk Factors” section, many of which we are unable to predict or are outside of our control. Factors contributing to quarterly fluctuations could include, among others: • volatility or instability in global and/or domestic financial markets, as well as any resulting loss of market or client confidence and subsequent withdrawal of client funds; • general economic conditions, both domestically and internationally; • our ability to attract new clients and retain existing clients; • our ability to expand platform assets; • the investing cycles and practices of our clients; • fluctuations in interest rates; Table of Contents 22

• the timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of the financial advisory services industry, including consolidation among our competitors; • changes in our fee structure or those of our competitors; • the cost and potential outcomes of ongoing or future regulatory investigations or examinations, or of future litigation; • future changes in applicable laws, rules and regulations, including both securities and tax laws, rules and regulations, particularly those relating to investment advisers and broker-dealers; • future accounting pronouncements or changes in our accounting policies or practices; • the amount and timing of operating costs and capital expenditures related to the expansion of our business; and • political, economic, and social instability, including due to changes in tariffs or trade restrictions, interest rate volatility, fluctuating rates of inflation, global economic slowdowns, actual or perceived global banking and finance related issues, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, supply chain disruptions, labor shortages, slowing population growth, and potential global recession, as well as terrorist activities and events such as global health pandemics. In addition, we experience seasonal fluctuations in our financial results as Cash Account assets typically decrease during the first fiscal quarter as compared to other quarters due to the timing of the U.S. tax payment deadline and related federal and state tax refunds. Moreover, any of the above discussed fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for the reasons described above or other reasons, our stock price could fall substantially, and we could face costly lawsuits, including securities class action lawsuits. We face intense competition, and we may be unable to compete effectively in our efforts to attract new clients and retain existing clients, which would adversely affect our business, operating results, and financial condition. Although we believe our platform, product, and service offerings are unique, we compete against a variety of companies within our industry to attract and retain clients. Our principal competitors include other automated investment advisers or “robo-advisers,” traditional and online brokers, banks, financial service companies, and investment management companies. The principal competitive factors in our markets include product and service features, financial performance, support, fee structure, design, ease of use, and the breadth and competitiveness of offerings. Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as: • greater name and brand recognition; • significant market share; • longer operating histories and larger client bases; • a larger suite of products and services; • larger marketing budgets and organizations; • more established marketing, banking, and compliance relationships; Table of Contents 23

• stronger client support services; • greater resources to make acquisitions; • lower labor, personnel, and operational costs; • larger and more mature intellectual property portfolios; and • substantially greater financial, technical, and other resources. In addition, our industry is evolving rapidly and has become increasingly competitive, especially with the increase in market share captured by financial technology companies. In this environment, other companies could, and often do, launch new products and services that we do not offer and that could ultimately gain market acceptance more quickly than our platform, products, and services. When we introduce new products, we are often entering markets where established providers have greater experience, deeper industry knowledge, and more entrenched client and other material relationships, which may put us at a disadvantage as we seek to gain market share. Aggressive pricing by competitors could force us to reduce margins in order to remain competitive and our competitors could offer products or services at a price below ours or with an interest rate higher than ours, all of which could adversely affect our business, operating results, and financial condition. Furthermore, we also face competition in our target demographic markets from cryptocurrency, sports betting and prediction market companies, and from financial services companies offering high-risk products such as zero-day options. These offerings may compete with us for client attention and wallet share. We cannot accurately predict new client engagement, continued engagement by existing clients, or expansion of existing client engagement, and the impact that such engagement levels may have on our future revenue and operating results. In order for us to improve our operating results and continue to grow our business, it is important that we continually attract new clients and that existing clients continue to use our platform and increase the amount that they invest on our platform. The amounts our clients invest on our platform may decline or fluctuate, and their decision to invest on our platform at all may be impacted by various factors, which may not be entirely within our control, including their satisfaction with our platform, products, and services and with our client support, the performance of their investments, interest rates offered to clients, our fee structure, our reputation and brand, competing products or services, the effects of domestic or global economic conditions, changes in our clients’ investment strategies, and reductions in our clients’ investible assets or investment levels. We may not be able to accurately predict future engagement trends. These difficulties in predicting and planning for client engagement may cause our revenue to grow more slowly than expected and may adversely impact our business, operating results, and financial condition. If we are unable to maintain or increase our client base, platform assets, and client engagement, our business, operating results, and financial condition may be adversely affected. Any decrease in client retention, growth, or engagement could render our products and services less attractive to clients, which may negatively impact our revenue and could have a further adverse impact on our business, operating results, and financial condition. If we fail to develop, enhance, or commercialize new, or expand our existing, platform, products, and services, or otherwise invest in engineering, research and development, marketing, and product support activities, in a timely or cost-effective manner, or if we are unsuccessful in these efforts, our ability to grow our business, operating results, and financial condition may be adversely impacted. The market for financial products and services is characterized by rapidly changing technologies, frequent new product and service introductions, and evolving industry standards. The rapid growth and intense competition in our industry exacerbate these market characteristics. We expect new services and technologies to continue to emerge and evolve, which may be superior to the products and services we Table of Contents 24 currently provide, and we cannot predict the effects of new services and technologies on our business. Accordingly, our future success and our ability to attract new clients and retain existing clients will depend on our ability to adapt to rapidly changing technologies by continually improving the performance, features, and reliability of our platform, products, and services. We intend to invest over the long term in personnel and other resources related to our engineering, research and development, marketing, and platform support functions in connection with these improvements. Developing and incorporating new products and services into our business may require substantial expenditures, may take considerable time, and ultimately may not be successful. Our new products or services could fail to attract clients, generate revenue, perform or integrate well with our platform or other products and services or with third-party applications and platforms, or effectively compete with similar products offered by our competitors. Our success will depend, in part, on our ability to build scalable infrastructure, hire and retain experienced personnel, establish reliable processes and controls, and integrate appropriate technology systems. As we scale these capabilities, we may face risks associated with system performance, personnel oversight, and process execution. If we fail to manage these functions effectively or in compliance with applicable laws and regulations, whether due to human error, technology malfunctions, negligence, misconduct or other reasons, we may be unable to effectively launch or continue any such new product or be unable to complete, or be delayed in completing, transactions in connection therewith. Such failures could result in lost revenue, reputational harm, regulatory penalties, or, to the extent we sell loans or other assets, obligations to repurchase previously sold assets. We are likely to recognize costs associated with our investments in new products or services earlier than most of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect, or may not develop at all. In addition, our ability to compete with other companies’ new products and services may be inhibited by regulatory requirements, general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain clients. As a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. If we are unable to develop and incorporate new offerings and adapt to technological changes and evolving industry practices in a timely or cost-effective manner, if we do not achieve the benefits anticipated from our planned developments and investments, or if the achievement of any expected benefits is delayed, our business, operating results, and financial condition may be adversely impacted. If we fail to successfully develop, maintain, and enhance our brand, or if our reputation is harmed, our business, operating results, and financial condition could be adversely impacted. Our business and success depends on earning and maintaining the trust and confidence of clients, regulators, and other market participants, and on the value and reputation of our brand. The importance of our brand and name recognition will increase as competition further intensifies. Maintaining, promoting, and positioning our brand will largely depend on our ability to provide a consistent, high-quality, and secure experience on our platform; our clients’ satisfaction with the products and services, investment returns, fee structure, user experience, service and support and software updates that we provide; the success of our marketing efforts; and our ability to successfully secure, maintain and defend our intellectual property. If our efforts to develop, maintain, and enhance our brand and name identity do not succeed, our business, operating results, and financial condition may be adversely impacted. Our growth is heavily dependent on the willingness of our clients to provide good reviews and word- of-mouth recommendations. Criticism of or negative publicity about our company or our platform, products, and services could severely diminish consumer confidence in, and use of, our platform. If we do not respond effectively, clients and potential clients may lose confidence in our platform, products, and services, and our reputation may suffer. As a result of this criticism or any potential negative publicity, Table of Contents 25 clients may reduce their investment on, or discontinue entirely their use of, our platform, clients may become less willing to provide positive reviews and recommendations of our products and services, we may have difficulty attracting new clients, and we may have to spend significantly more on marketing or advertising, each of which could adversely impact our business, operating results, and financial condition. Further, our reputation is vulnerable to many threats that can be difficult or impossible to control, or costly or impossible to remediate. Regulatory inquiries, investigations or findings of wrongdoing, intentional or unintentional misrepresentation of our products and services in regulatory filings, product literature, advertising materials, public relations information, social media or other external communications, operational failures (including portfolio management errors or cyber breaches), actions by our third-party partners, employee dishonesty, or other misconduct and rumors, among other things, can substantially damage our reputation, even if they are baseless or eventually satisfactorily addressed. Additionally, damage to our reputation, even if based on inaccurate information, may impact regulator confidence in our business and result in further regulatory inquiries or investigations by governmental authorities. While we have policies, procedures, and controls that are designed to address and manage these risks, if any of our policies or procedures are inadequately designed or ineffective in practice, or our controls fail, our brand or reputation could be damaged. Any damage to our brand or reputation could impede our ability to attract and retain clients and key personnel, and lead to a reduction in the amount of our platform assets, any of which could have a material adverse effect on our business, operating results, and financial condition. Any failure to securely store and manage our clients’ assets, or other software or equipment failures that may impair our ability to provide our services, could adversely affect our business, operating results, and financial condition. We hold cash and securities at financial institutions in accounts designated as for the benefit of our clients and we maintain our own internal ledgering process with respect to such accounts. We have also entered into partnerships with third parties where we or our partners receive and hold client funds and securities. Our financial partners’ abilities to manage and accurately hold client cash and securities requires a high level of internal controls. We are limited in our ability to influence or manage the controls and processes of third-party partners or vendors and may be dependent on our partners’ and vendors’ operations, liquidity, and financial condition to manage the risk associated with managing or accurately holding client cash or securities. As we maintain, grow, and expand our product and services offerings, we also must scale and strengthen our internal controls and processes, including maintenance and monitoring of client asset balances through our own internal ledgering process, and monitoring our third- party partners’ and vendors’ ability to similarly scale and strengthen. Failure to do so could adversely affect our business, operating results, and financial condition. This is important both to the actual controls and processes and the public perception of the same. Further, any material failure by us or our partners to maintain the necessary controls or to manage client assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, litigation, regulatory enforcement actions, significant financial losses, lead clients to discontinue or reduce their use of our platform, products, and services, and result in significant penalties and fines and additional restrictions, which could adversely affect our business, operating results, and financial condition. Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems by internal or external threats. We believe we have developed and maintained administrative, technical, and physical measures designed to comply with applicable regulatory requirements and industry standards. However, it is nevertheless possible that hackers, employees, or service providers acting contrary to our policies or others could circumvent these measures to improperly access our systems or documents, or the systems or documents of our business partners, agents, or service providers, and improperly access, obtain, or misuse client assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Additionally, transactions Table of Contents 26 undertaken through our websites or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of client assets could result in substantial costs to us and require us to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, operating results, and financial condition. For additional risks regarding our security measures and cybersecurity incidents, see “Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors.” Further, each of Wealthfront Advisers LLC and Wealthfront Brokerage LLC delivers its investment advisory and brokerage services, respectively, exclusively through software or software-based tools. Although we rigorously design, develop, and test our software before deploying it for our advisory services and we periodically monitor the behaviors of our software after its deployment, it is possible that our software may not perform as intended, due to design error, implementation error, or otherwise. Furthermore, it is possible that clients, Wealthfront Advisers LLC, or Wealthfront Brokerage LLC may experience computer equipment failure, loss of internet access, viruses, or other events that may impair, limit, or prevent us or our clients from accessing or using our software-based advisory or brokerage services. We do not currently maintain an infrastructure to provide investment advisory services other than through our software enabled platform. As a result, the failure of Wealthfront Advisers LLC’s or Wealthfront Brokerage LLC’s software, computer equipment, internet access, viruses, or other events could have a material impact on our reputation, as well as our business, operating results, and financial condition. These risks may be heightened by the rapid growth and complexity of new software or software-based tools, evolving data sets and standards, and market volatility. We are directly and indirectly exposed to fluctuations in interest rates, and changing interest rate environments have in the past, and could in the future, impact our business, operating results, and financial condition. We have historically experienced, and expect to experience in the future, changes in our clients’ behavior and in our business due to changes in the interest rate environment. In the past, during periods of low interest rates, we have at times experienced declines in revenue from Cash Account fees received as clients move their assets out of their Cash Accounts. Additionally, if prevailing yields offered by our program banks decline more quickly than the interest rates offered to our clients, our revenues from Cash Account fees will decline. Higher interest rates can result in clients moving cash out of investments. Moreover, high interest rates can lead to higher payment obligations for our clients with respect to mortgage, credit card, and other consumer and merchant loans, which could adversely impact our clients’ ability or willingness to invest through our platform. Changes to the level or mix of interest earning balances could also negatively impact our growth, as well as our business, operating results, and financial condition, if clients react to the interest rate environment by moving cash from our platform into non- Wealthfront accounts. In addition, a portion of our revenue comes from receivables from clients’ margin- borrowing activities, which are impacted by changes in prevailing interest rates. Reductions in interest rates, including the reductions implemented by the Federal Reserve since September 2024, have impacted our business and a return to a low interest rate environment could further impact our business, operating results, and financial condition. Our growth depends in part on the success of our strategic relationships with our service providers and other third parties. We have entered into strategic relationships with service providers and other third parties, including our clearing broker, program banks, deposit placement network, other banking partners, and various third-party vendors (such as wholesale lending partners, credit providers, appraisal companies, fraud prevention service providers, and document generation providers), in connection with the development, operation, and improvement of our platform, products, and services. Our future growth will depend on our Table of Contents 27 ability to enter into and maintain successful strategic relationships with third parties, and these relationships may not result in additional clients, retention of existing clients, or increased investment levels from existing clients. Identifying suitable partners and vendors, as well as negotiating and documenting relationships with them requires significant time and resources. Our contracts for these relationships may be non-exclusive and may not prohibit the other party from working with our competitors or from offering competing products or services. If we are unsuccessful in establishing or maintaining our relationships with these third parties, or if these third parties fail to perform as expected, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition may be adversely impacted. We may require additional capital to satisfy our liquidity needs and support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, may result in stockholder dilution, or may be delayed or prohibited by applicable regulations. Maintaining adequate liquidity is crucial to our securities brokerage operations, including key functions such as transaction settlement, custody requirements, and margin lending. We meet our liquidity needs primarily from working capital and cash generated from our platform, products, and services, as well as from external debt and equity financing. Increases in the number of clients, fluctuations in platform assets and related activity, as well as market conditions or changes in regulatory treatment of platform assets, may affect our ability to meet our liquidity needs. A reduction in our liquidity position could reduce our clients’ confidence in us, which could result in the withdrawal of client assets and loss of clients, or could cause us to fail to satisfy broker-dealer or other regulatory capital guidelines, which may result in immediate suspension of securities activities, regulatory prohibitions against certain business practices, increased regulatory inquiries and reporting requirements, increased costs, fines, penalties, or other sanctions, including suspension or expulsion by the SEC, FINRA, or other self-regulatory organizations (“SROs”) or state regulators, and could ultimately lead to the liquidation of our broker-dealer or other regulated entities. Factors which may adversely affect our liquidity positions include temporary liquidity demands due to changes in regulatory guidance or interpretations, other regulatory changes, a loss of market or client confidence resulting in fluctuations in cash held in client accounts, or a significant increase in our margin lending activities. In addition to requiring liquidity for our regulated businesses, we may also require additional capital to continue to support the growth of our business and respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing technology, platform, products, and services, and acquire and invest in complementary businesses and technologies. When available cash is not sufficient for our liquidity and growth needs, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us or at all, and our inability to obtain additional funding when needed could have an adverse effect on our business, operating results, and financial condition. If additional funds are raised through the issuance of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new shares we issue in connection therewith could have rights, preferences, and privileges superior to those of our current stockholders. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue future business opportunities. If we are unable to continue to successfully market our platform, it could negatively impact our ability to attract and onboard new clients and could adversely impact our business, operating results, and financial condition. Many new clients find our platform by searching for financial advisory services through internet search engines or from word-of-mouth or other personal recommendations. A critical factor in attracting Table of Contents 28 new clients to our platform is how prominently we are displayed in response to search queries. Accordingly, we use search engine marketing to provide a significant portion of our visitor acquisition. Search engine marketing includes both paid acquisition on a cost-per-click basis and acquisition on an unpaid basis, often referred to as organic or algorithmic search. One method we employ to acquire clients through organic search is commonly known as search engine optimization (“SEO”). SEO involves deploying methods to rank high for search queries for which our website’s content may be relevant. Our competitors may be able to spend more money and resources to achieve better SEO discovery or other marketing results. If our platform is listed less prominently than those of our competitors or fails to appear in search result listings for any reason, it is likely that we will attract fewer visitors to our platform, which could adversely affect our business, operating results, and financial condition. We also rely in large part on word-of-mouth marketing, including the use of incentives such as promotional rates and fee reductions, to encourage our existing clients to provide client referrals. To the extent our existing clients are unable or unwilling to refer others to our platform, whether due to complaints, dissatisfaction, or other factors that may be outside of our control (including macroeconomic factors which may lead to loss of client assets invested through our platform), our business, operating results, and financial condition would be adversely impacted. In addition, we use a broad mix of marketing and other brand-building measures to attract clients to our platform. We use television and online advertising, billboards, as well as third-party social media platforms as marketing tools. As these marketing channels continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. If we cannot cost effectively use these marketing tools, if we fail to promote our platform, products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our ability to acquire new clients and our financial condition may suffer and the price of our common stock could decline. In addition, an increase in the use of television, online, and social media for marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. Existing and future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our business, operating results, and financial condition. As part of our business strategy, we have in the past and may in the future acquire or make investments in complementary companies, services, products, technologies, or talent. For example, in July 2024, we completed the acquisition of Wealthfront Home Lending, LLC (f/k/a Unified National Mortgage LLC, d/b/a Afford Lending). All of our acquisitions and investments are subject to a risk of partial or total loss of investment capital. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed. In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Our due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in a potential acquisition. Further, current and future changes to the U.S. and foreign regulatory approval processes and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming, or contain burdensome conditions, which may prevent the completion of the transaction or jeopardize, delay, or reduce the anticipated benefits of the transaction, and impede the execution of our business strategy. If we complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we announce or complete could be viewed negatively by our clients or investors. In addition, if we are unsuccessful at integrating any recent or future acquisitions, or the technologies and personnel associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time Table of Contents 29 and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies. We have had, and may in the future have, to pay cash, incur debt, or issue equity securities to pay for acquisitions. Any such future acquisitions could adversely affect our financial condition and the market price of our common stock. The sale of equity or issuance of convertible debt to finance any such acquisitions could result in dilution to our stockholders, which, depending on the size of the acquisition, may be significant and may cause the market price of our common stock to decline. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. Additional risks we may face in connection with acquisitions and strategic investments include: • diversion of management’s time and focus from operating our business; • the inability to integrate product and service offerings of an acquired company; • retention of key employees from the acquired company; • changes in relationships with strategic partners or the loss of clients or partners as a result of acquisitions or strategic positioning resulting from the acquisition or strategic investment; • cultural challenges associated with integrating employees from the acquired company into our organization; • integration of the acquired company’s finance, accounting, client relationship management, management information, human resources, and other administrative systems; • unexpected security risks or higher than expected costs to improve the security posture of the acquired company; • higher than expected costs to bring the acquired company’s information technology infrastructure up to our standards; • additional legal, regulatory, or compliance requirements; • the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies; • financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect; • liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; • failing to achieve the expected benefits of the acquisition or investment; and • litigation or other claims in connection with the acquired company, including claims from or against terminated employees, clients, current and former stockholders, or other third parties. Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Table of Contents 30

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all. Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all. Our market opportunity may change over time and there is no guarantee that any particular number or percentage of addressable clients covered by our market opportunity estimates will use our platform, products, or services at all or generate any particular level of revenue for us. Any expansion in the markets in which we operate depends on a number of factors, including the cost, performance, and perceived value associated with our platform, products, and services and those of our competitors. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth should not be taken as indicative of our future growth. Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose. We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key business metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, there are inherent challenges in such measurements. If we fail to maintain effective processes and systems, our key business metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. We generally will not update previously disclosed key business metrics for any such inaccuracies or adjustments that are immaterial. We may change our key business metrics from time to time, which may be perceived negatively. Given the rapid evolution of the financial services market, we regularly evaluate whether our key business metrics remain meaningful indicators of the performance of our business. As a result of these evaluations, we may in the future make changes to our key business metrics, including eliminating or replacing existing metrics. Further, if investors or the media perceive any changes to our key business metrics disclosures negatively, our business could be adversely affected. Our ability to maintain client satisfaction depends in part on the quality of our client support. Failure to maintain high-quality client support could have an adverse effect on our business, operating results, and financial condition. We believe that the successful use of our platform, products, and services requires high-quality support and engagement with our clients. Increased demand for client support, without corresponding increases in revenue or personnel, could increase our costs and adversely affect our business, operating results, and financial condition. Moreover, there can be no assurance that we will be able to hire sufficient qualified support personnel as and when needed. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our clients will be negatively impacted, and our clients’ satisfaction and their usage of our platform, products, or services could be adversely affected. Table of Contents 31

We could incur substantial losses from our corporate operating accounts if one or more of the financial institutions that we use fails or is taken over by the FDIC. Similarly, if one or more of our cash sweep program banks were to fail or be taken over by the FDIC, our business, operating results, and financial condition could be adversely affected. We maintain corporate operating accounts at multiple financial institutions in amounts that are significantly in excess of the limits insured by the FDIC. In March 2023, certain U.S. banks failed and were taken over by the FDIC. If any of the financial institutions that hold significant deposits were to fail or be taken over by the FDIC, our ability to access such accounts could be temporarily or permanently limited and we could lose all amounts in excess of applicable deposit insurance limits, which could adversely affect our business, operating results, and financial condition. In particular, the failure of a financial institution where our corporate accounts are held has in the past required us to move funds to another bank and may in the future again require us to do so, which could cause a temporary delay in making payments to our vendors and employees, or under other contractual arrangements, and could cause other operational inconveniences. Additionally, any losses or delay in access to funds as a result of such events could have a material adverse effect on our ability to meet contractual obligations, earnings, financial condition, cash flows, and stock price. In addition to our corporate operating accounts, Cash Account assets are swept to one or more program banks where funds earn a variable rate of interest and are eligible for FDIC insurance. FDIC insurance is not provided, and interest is not earned, until the funds arrive at the program banks. If one or more of our program banks were to fail or be taken over by the FDIC, our clients’ ability to access such accounts could be temporarily or permanently limited and they could lose all amounts in excess of applicable deposit insurance limits, which could adversely affect our business, operating results, and financial condition. Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s duties to act as fiduciaries for our clients could conflict with the short-term interests of our business. The paramount ethical, professional, and legal duty of our subsidiaries, Wealthfront Advisers LLC and Wealthfront Strategies LLC, is to act at all times as fiduciaries for our clients and their investments. We are subject to stringent regulatory oversight by federal and state authorities. Non-compliance with the fiduciary duties of Wealthfront Advisers LLC and Wealthfront Strategies LLC can lead to enforcement actions, fines, and other regulatory sanctions that could adversely affect our operations and reputation. In addition to being a legal requirement, we believe that fulfilling Wealthfront Advisers LLC’s and Wealthfront Strategies LLC’s fiduciary duties is essential to our success. It helps us increase our growth rate and engagement with clients, while serving the long-term interests of our company and our stockholders. Therefore, we may have forgone, and may in the future forgo, certain expansion or short-term revenue opportunities that we do not believe are in the long-term interests of our clients, our company, and our stockholders, even if such decisions negatively impact our business, operating results, and financial condition. However, our decisions may not always result in the long-term benefits that we expect, in which case our business, operating results, and financial condition could be harmed. Additionally, failure to comply with these fiduciary duties can result in legal claims and significant financial liability. Misconduct and errors by our employees and third-party service providers could harm our business and reputation and subject us to significant legal liability. Employee, vendor, or service provider misconduct or errors could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business, operating results, and financial condition. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of client funds, insider trading and misappropriation of information, failing to supervise other employees, vendors, or service providers, improperly using confidential information, as well as other improper trading activity. Employee, vendor, or service provider errors, including mistakes in executing, recording, or processing transactions for clients, could expose us to the risk of material losses even if the errors are detected. Although we have Table of Contents 32 implemented processes and procedures and provide training to our employees to reduce the likelihood of misconduct and errors, these efforts may not be successful. Moreover, the risk of employee, vendor, or service provider errors or misconduct may be even greater for novel products and services and may be compounded by the fact that many of our employees, vendors, and service providers may not have previously worked for or with companies which maintain the same compliance customs and rules as financial services firms. This can lead to a high risk of confusion or a relative lack of familiarity among employees, vendors, and service providers, particularly in a growing company like ours, with respect to applicable compliance obligations, particularly including confidentiality, data access, trading, and conflicts of interest. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we may face serious damage to our reputation and could be subject to regulatory sanctions, financial penalties, restrictions on our activities for failure to properly identify, monitor, and respond to potentially problematic activity. Further, if we were found to have not met such obligations, we could have indemnification obligations to service providers and limited remedies for any misconduct. Our employees, vendors, and service providers could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Our compliance and risk management policies and procedures as a regulated financial services company might not be fully effective in identifying or mitigating compliance and risk exposure in all market environments or against all types of risk. As a financial services company, our business exposes us to a number of heightened risks. We have devoted significant resources to develop our compliance and risk management policies and procedures and will continue to do so, but our efforts might be insufficient. Our expanded operations, evolving business, and unpredictable periods of rapid growth make it difficult to predict all of the risks and challenges we might encounter and therefore increase the risk that our policies and procedures for identifying, monitoring, and managing risks might not be fully effective in mitigating our exposure in all market environments or against all types of risk. Further, some controls are manual and are subject to inherent limitations and errors in oversight, which could cause our compliance and other risk management strategies to be ineffective. Other compliance and risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrences, or other matters that are publicly available or otherwise accessible to us, which might not always be accurate, complete, up-to-date, or properly evaluated. Insurance and other traditional risk-shifting tools might be held by or available to us in order to manage some exposures, but they are subject to terms such as deductibles, coinsurance, limits, and policy exclusions, as well as risk of counterparty denial of coverage, default, or insolvency. Any failure to maintain effective compliance and other risk management strategies could have an adverse effect on our business, operating results, and financial condition. We are also exposed to heightened regulatory risk because our business is subject to extensive regulation and oversight in a variety of areas, and such regulations are subject to revision, supplementation, or evolving interpretations and application, and it can be difficult to predict how they might be applied to our business, particularly as we introduce new products and services and potentially expand into new jurisdictions, and how we may be required to update our policies and procedures in response. If we are unable to implement current and effective policies and procedures, we may be subject to regulatory actions, which may have an adverse effect on our business, operating results, and financial condition. We are exposed to funding transaction losses due to reversals or insufficient funds. Our products and services are primarily funded by electronic funds transfer from clients’ external bank accounts, which exposes us to risks associated with reversals and insufficient funds. Fraud, misuse, unintentional use, settlement delay, or other client activities could result in the need to unwind funds transfers due to reversals and/or insufficient funds, which could cause us to incur losses. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as cyber fraud and identity theft. If we are unable to collect and retain the amount of the chargeback, refund, or return from Table of Contents 33 the client, or if the client refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss of such amount. While we have policies and procedures designed to manage and mitigate these risks, we cannot be certain that such processes will be effective. Our failure to limit returns, including as a result of fraudulent transactions, could lead payment networks or our banking partners to require us to increase reserves, impose penalties on us, charge additional or higher fees, or terminate their relationships with us, which could adversely affect our business, operating results, and financial condition. Our exposure to credit risk with clients, market makers, and other counterparties could result in losses. We extend cash loans to certain clients and those loans are collateralized by client securities holdings. By lending cash to clients, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets (including rapid declines in the trading price of individual securities) in which the value of the collateral held by us could fall below the amount of a client’s indebtedness. We also lend and borrow securities in connection with our broker-dealer business. Sharp changes in market values of substantial amounts of securities in a short period of time and the failure by clients to honor their commitments could result in substantial losses. Such changes could also adversely impact our capital because our operations require a commitment of our capital and, despite safeguards implemented by our software, involve risks of losses due to the potential failure of our clients to perform their obligations under these transactions. We have policies and procedures designed to manage credit risk, but we face a risk that such policies and procedures might not be fully effective. To the extent we expand our operations into international jurisdictions, we would be exposed to significant new risks, and our international expansion efforts might not succeed. Currently, we exclusively offer our products and services, and generate all of our revenue, in the United States, but we may in the future seek to expand into international markets. International expansion would require significant resources and management attention and would subject us to additional regulatory, economic, operational, and political risks on top of those we already face in the United States. There are significant risks and costs inherent in establishing and doing business in international markets, including: • difficulty establishing and managing international entities, offices, or operations and the increased operations, travel, infrastructure, and legal and compliance costs associated with operations, entities, or people in different countries or regions; • the need to understand, interpret and comply with local laws, regulations, and customs in multiple jurisdictions, including laws and regulations governing broker-dealer, investment adviser, mortgage broker, or other regulated entity practices, some of which might require permissions, registrations, authorizations, licenses, or consents, or might be different from, or conflict with, those of other jurisdictions or foreign cybersecurity, data privacy, or labor and employment laws; • the additional complexities of any merger or acquisition activity internationally, which would be new for us and could subject us to additional regulatory scrutiny or approvals; • the need to adapt, localize, and position our platform, products, and services for specific countries; • increased exposure to foreign fraud vectors; • increased competition from local providers of similar products and services; • challenges of obtaining, maintaining, protecting, defending, and enforcing intellectual property rights abroad, including the challenge of extending or obtaining third-party intellectual property rights to use various technologies in new countries; Table of Contents 34

• the need to offer client support and other aspects of our offering (including websites, articles, blog posts, and client support documentation) in various languages or locations; • compliance with anti-bribery and anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and equivalent anti-money laundering and sanctions rules and requirements in local markets, by us, our employees, and our business partners; • the need to recruit and manage staff in new countries and regions to support international operations, and comply with employment law, tax, payroll, and benefits requirements in multiple countries; • the need to enter into new business partnerships with third-party service providers in order to provide our platform, products, and services in the local market, or to meet regulatory obligations; • varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries; • fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; • treatment of revenue from international sources, evolving domestic and international tax environments; • other potential tax issues, including, but not limited to, with respect to our corporate operating structure and intercompany arrangements; and • political or social change or unrest or economic instability in a specific country or region in which we operate. We have limited experience with international legal and regulatory environments and market practices, and we might not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we might incur significant expenses as a result of our international expansion, and we might not be successful, which could lead to substantial losses. Further, although we do not currently offer any products or services outside the United States, a small number of our employees currently reside in, and work remotely from, Canada. We recently formed a Canadian subsidiary so that we may employ these individuals through a Canadian entity, and a number of the risks and costs set out above may apply in connection with the management and operation of our Canadian subsidiary. For example, we may experience difficulties understanding and complying with applicable Canadian laws, regulations, and customs, including with respect to labor and employment laws, payroll and benefits requirements, and tax laws, we may be exposed to increased tax obligations in connection with our intercompany arrangements, and we may bear increased legal, compliance, facilities, infrastructure, and administrative costs in connection with the operation of our Canadian subsidiary and management of our Canadian employees. If our efforts to efficiently manage our Canadian subsidiary are unsuccessful, or if we experience legal, regulatory, or tax-related difficulties in connection with our Canadian subsidiary or employees, our business, operating results, and financial condition could be adversely affected. Risks Related to Our Cash Management Products and Services Our cash management products and services subject us to risks related to our bank partnerships. We partner with Green Dot and UMB to provide cash management services to our clients in connection with our Cash Account. Green Dot establishes direct banking relationships with our clients and provides services that include a Wealthfront-branded debit card, ATM network access, and mobile check Table of Contents 35 deposit. UMB provides limited ACH capabilities and does not have a direct banking relationship with our clients. We help with recordkeeping and reconciliation of balances between our clients’ brokerage accounts, our program banks, and our banking partners. We are not a bank and do not provide banking products and services, and so we rely on our program banks to accept client assets and to provide certain banking products or services to them. Regulatory changes or changes in market conditions could affect the willingness of our program banks, or other banks we may choose to partner with in the future, to accept client assets. Program banks may refuse to accept our clients’ assets in the future and there is no guarantee that we will be able to replace program banks or add new program banks to support our growth, which would negatively affect our business, operating results, and financial condition. Similarly, a change in regulatory treatment of cash sweep programs, for example treating our cash sweep program balances as “brokered deposits,” or changes in the interpretations concerning the circumstances under which bank sweeps may obtain FDIC insurance protection, as well as changes in market conditions (such as very low or negative interest rates) could make program banks less willing to accept sweep balances (or limit the amount of sweep balances the program banks are willing to accept) and also could affect the gross amount program banks are willing to pay on program deposits and the fees that we receive. Furthermore, technical failures or security incidents may occur that could prevent program banks from accepting sweep balances (or limit the amount of sweep balances the program banks can accept). Any of these changes could reduce the attractiveness of the bank sweep program to clients and could reduce the revenue earned by our company in connection with the bank sweep program. Our agreements with our banking partners, any successor bank, program banks, and related service providers may be terminated or may not be renewed on terms favorable to us or at all. Our agreements with such parties generally do not prohibit them from working with our competitors, and they could decide to enter into an exclusive or more favorable relationship with one or more of our competitors. They could also offer solutions competing with ours. In addition, our banking partners, any successor bank, program banks, and related service providers may not perform as expected under our agreements. We could in the future have disagreements or disputes with such parties, which could negatively impact or threaten our relationship with such parties or other parties with whom we may seek to partner. Our program banks, our banking partners, any successor bank, and other banks or parties with which we may engage are subject to oversight and supervision by regulatory bodies in various jurisdictions and must comply with applicable rules and regulations and examination requirements. Certain of such partners, including our banking partners, have in the past been, and may in the future be, subject to adverse regulatory orders. Any future adverse orders or regulatory enforcement actions, even if unrelated to us, could impose restrictions on, or prohibit or otherwise make it infeasible for our program banks, our banking partners, any successor bank, or other partners to continue to support our operations. Our relationship with program banks, our banking partners, any successor bank, and related service providers may also subject us to additional, indirect regulatory scrutiny, requirements, and supervision. For example, in order to facilitate our banking partners’ compliance with federal banking agency guidance regarding their management of third-party relationship risks, we commit to, and do, cooperate in the examination by federal banking agencies of the banking partners’ relationships with us. If our existing arrangements with our banking partners, any successor bank, program banks, and related service providers were limited, suspended, or terminated, if any of such parties ceased operations, or if our relationship with any of them were to otherwise terminate for any reason (including, but not limited to, due to failure to comply with regulatory orders or other actions), we may need to implement substantially similar arrangements with new banks and service providers or clients may lose access to certain of the services that we currently offer through our partners. If we need to enter into an alternative arrangement with a different bank to replace an existing arrangement, we may not be able to negotiate a comparable alternative arrangement in a timely manner or at all. In addition, banks in the United States with which we may partner in the future either in addition to or in lieu of our existing arrangements, in particular program banks that commonly enter into similar relationships with other financial services companies, may be prohibited from partnering with us, or may terminate our Table of Contents 36 relationship once established, as a result of increased regulatory scrutiny or changes to applicable laws and regulations. In the event that our existing relationships with our banking partners, program banks, or related service providers were terminated and we were not able to replace them with similar alternatives in a timely manner, on comparable or more favorable terms, or at all, our business, operating results, and financial condition could be adversely affected. We participate in a deposit placement program operated by R&T Deposit Solutions in order to enable our deposit sweeps to program banks. Our three largest program banks are all highly regulated global systemically important banks, as designated by the Financial Stability Board as of November 2024. As such, we believe our largest program banks are less likely to fail or suddenly determine to cease participating in our cash sweep program or materially limit or terminate the acceptance of deposits through us. If a large program bank did suddenly withdraw from the program or cease or materially limit the amount of deposits it will accept through us, we would need to reallocate those funds among the other program banks, and likely would need to engage new program banks in order to have sufficient deposit capacity to continue to offer the same level of pass-through deposit insurance. If we are unable to do so, we would need to lower the amount of pass-through deposit insurance we offer, which would likely adversely affect client participation in the sweep program and our cash account fees generated from that program. In addition, if a large program bank were to fail and we were unable to withdraw client funds in advance of that failure, there could be a disruption in client access to their insured deposits until the accounts from the failed institution are assigned to a successor selected by the FDIC or are paid out. Any such disruption, which would affect all broker-dealers participating in cash sweep programs with the failed institution, would likely adversely affect our reputation with our clients, potentially resulting in a loss of business and associated income. In addition, we are subject to reputational risk in connection with our partnerships with our program banks and our banking partners in connection with our Cash Account product. If our program banks or our banking partners are subject to regulatory inquiries, investigations, or other actions, experience liquidity issues, or are otherwise subject to negative publicity, it may have an adverse impact on client confidence in our platform, products, and services, which may cause our clients to move their assets from the Wealthfront platform to other platforms or otherwise may impact our business, operating results, and financial condition. We are subject to FDIC pass-through insurance requirements in connection with our cash management products and services. In connection with our cash management products and services, we are subject to certain FDIC insurance requirements. We believe our record keeping for our clients’ funds held at our banking partners and held for Cash Account clients in deposits at our other program banks, and other functions we perform related to FDIC insurance requirements, comply with all applicable requirements for each participating client’s assets to be eligible for FDIC pass-through insurance coverage, up to the applicable maximum deposit insurance amount. However, the FDIC does not make determinations in advance of a bank’s failure as to whether the conditions have been satisfied for pass-through deposit insurance coverage to apply. If the FDIC were to disagree, the FDIC might not recognize clients’ claims as covered by deposit insurance in the event of bank failure and bank receivership proceedings under the Federal Deposit Insurance Act. If the FDIC were to determine that our clients’ funds held at our program banks are not covered by deposit insurance, participating clients might not be able to access those deposits, and may lose some or all of those deposits, if a program bank failed, or might decide to withdraw their funds in advance of such a failure, each of which could adversely affect our brand, as well as our business, operating results, and financial condition. Our Cash Account program and other cash management products and services could subject us to a number of federal and state regulatory requirements. Our Cash Account program and the Wealthfront-branded debit card could subject us to federal and state consumer protection laws and regulations, including the Electronic Fund Transfer Act and Table of Contents 37

Regulation E as implemented by the Consumer Financial Protection Bureau (“CFPB”), and to payment card association operating rules, including data security rules and certification requirements, which could change or be reinterpreted to make it difficult or impossible for us to comply. As a result of our portfolio line of credit product, we are also subject to a number of state licensing and other regulatory requirements. Failure to comply with the laws and regulations applicable to us in connection with our Cash Account, debit card or portfolio line of credit product, including failure to maintain required licenses, could result in the assessment of significant actual damages or statutory damages or penalties (including treble damages in some instances) and plaintiffs’ attorneys’ fees. Similarly, as the regulatory environment at both the federal and state level continues to evolve, changing expectations as to the content of disclosures related to our Cash Account and portfolio line of credit products may expose us to claims regarding the adequacy of those disclosures. In addition, we could incur liability if there is breach or compromise of the security of our systems for these products or we fail to detect or prevent fraudulent activity in their use. See “Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors.” Further, due to the fact that we are deemed a service-provider to our program banks, we are subject to audit standards for third-party vendors in accordance with bank regulatory guidance and examinations by federal bank regulatory authorities and the CFPB. In addition, we offer, in conjunction with our program banks, a referral reward program that allows eligible clients to receive promotional benefits, including an annual yield increase from program banks on their Cash Account, for referring new clients to our platform. Referral programs in the financial services industry, particularly those involving cash or yield incentives, are subject to oversight by regulatory authorities, including the SEC, FINRA, CFPB, and state banking regulators. Regulators may view such programs as potentially misleading or improperly structured if they disproportionately benefit certain clients or advertise benefits without appropriate risk disclosures. Any failure by us to comply with these regulatory requirements may result in regulatory inquiries, investigations, fines, or other proceedings or actions, which may have a negative effect on our business, operating results, and financial condition. Client or third-party use of our cash management services for illegal activities or improper purposes could harm our business. The highly automated nature of, and liquidity offered by, our cash management services make us and our clients a target for illegal or improper uses, including scams and fraud directed at our Cash Account, Wealthfront-branded debit card, and portfolio line of credit clients, money laundering, terrorist financing, sanctions evasion, illegal online gambling, fraudulent sales of goods or services, illegal telemarketing activities, illegal sales of prescription medications or controlled substances, piracy of software, movies, music, and other copyrighted or trademarked goods (in particular, digital goods), bank fraud, child pornography, human trafficking, prohibited sales of alcoholic beverages or tobacco products, securities fraud, pyramid or Ponzi schemes, or the facilitation of other illegal or improper activity. Moreover, certain activity that is legal in one jurisdiction might be illegal in another jurisdiction, and a client might be found responsible for intentionally or inadvertently importing or exporting illegal goods, resulting in liability for us. While we invest in measures intended to prevent and detect illegal activities with respect to our cash management services, these measures require continuous improvement and might not be effective in detecting and preventing illegal activity or improper uses. Any illegal or improper uses of our cash management services by our clients might subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business. For example, government enforcement or regulatory authorities could seek to impose additional restrictions or liability on us arising from the use of our cash management services for illegal or improper activity, and our failure to detect or prevent such use. Illegitimate transactions can also prevent us from satisfying our contractual obligations to our third-party partners, which might cause us to be in breach of our obligations. In addition, if the federal government or any state government took the position that we are a money services Table of Contents 38 business or a money transmitter business, they could require us to register as such with the Financial Crimes Enforcement Network and/or obtain money transmitter licenses, as applicable. Furthermore, should a federal or state regulator make a determination that we have operated as an unlicensed or unregistered money services business or money transmitter business, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage, or other negative consequences, all of which may have an adverse effect on our business, operating results, and financial condition. Risks Related to Our Investment Advisory and Brokerage Services Errors in Wealthfront Advisers LLC’s automated advisory services or misrepresentations, inaccuracies, or fraud may subject us to liability for any losses that result. Wealthfront Advisers LLC relies on automated investment technology to provide investment advisory and financial planning services, including administration of our clients’ investment portfolios. As investment technology evolves, increasing complexity requires more expertise and efforts to manage and test. No automatic tools are guaranteed to function completely without error. While we believe that automated investment technology improves our services, automated systems are subject to a variety of risks including, but not limited to, technical system flaws, outages, system failures, or latency that could prevent timely trades or rebalancing, or employee tampering or manipulation of those systems, which may result in losses to our clients. The computer software that underlies our automated investing technology are constructed based on models and assumptions that may be inaccurate, may not reflect a client's risk profile and tolerance, including, but not limited to, as a result of incorrect, incomplete or outdated client inputs, and may be subject to errors or bugs that cause the software to operate differently than intended. Even if we institute additional controls, it is possible our automated systems may not behave in accordance with our protocols and processes due to human error or influence. Problems could arise if our investment advisory services do not work as intended, particularly if Wealthfront Advisers LLC fails to detect program errors over an extended period. We may also be found to be liable for such errors, which may include liability for breach of Wealthfront Advisers LLC’s fiduciary duty or applicable law. As a result, dependence on automated systems may further increase the risk of operational system flaws as compared to systems using more constant human managing and oversight. If our automated systems are found to be materially inaccurate, if investors believe these metrics are materially inaccurate, or if we uncover significant inaccuracies in these figures, our reputation could suffer greatly. This could negatively impact our business, operating results, and financial condition. Additionally, some of our systems depend on the accuracy and completeness of information provided by clients, borrowers, and other third parties. If this information is inaccurate, incomplete, or misrepresented, whether intentionally or unintentionally, our systems or models may produce incorrect results or fail to function as intended. Such program errors may not be detected despite our quality assurance practices. Further, as a registered investment adviser, we are subject to periodic examinations with the SEC, during which we are required to provide the SEC with, among other things, information regarding controls we implement in connection with our automated advisory services. In the event the SEC does not find our controls to be sufficient, we may be required to implement additional, and potentially costly, remedial measures to protect our clients’ investments, or may otherwise be required to make changes to our operations, which could adversely impact our business, operating results, and financial condition. High-profile instances of fraud or error can also damage our brand, lead to increased regulatory scrutiny, and result in higher costs. There is a need to continually invest in training to develop and maintain in-house expertise to manage these systems effectively and to educate clients and participants in the capabilities, proper use, and competitive differentiation of these offerings, which can be costly and time consuming. Any of these or other errors may negatively impact our reputation, as well as our business, operating results, and financial condition. We will be adversely affected if we, or any of our subsidiaries, or our investment advisory programs, are determined to have been subject to registration as an investment company under the 1940 Act. Table of Contents 39

Generally, a company is an “investment company” required to register under the Investment Company Act of 1940, as amended (the “1940 Act”) if, absent an applicable exception or exemption, it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not consider our investment adviser subsidiaries to be investment companies, nor do we hold them out to be. Our investment adviser subsidiaries hold themselves out as investment management firms and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We believe we are engaged primarily in the business of providing investment management services and not in the business of investing, reinvesting or trading in securities. We also believe our primary source of income is properly characterized as income earned in exchange for the provision of services. We believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Wealthfront Advisers LLC provides automated digital investment advisory services that are designed to offer clients discretionary portfolio management through software-based platforms. These services typically involve allocating client assets among exchange-traded funds or other investments based on a client’s target portfolio allocation and rebalancing algorithms. Rule 3a-4 under the 1940 Act provides a nonexclusive safe harbor from the definition of an “investment company” for investment advisory programs like the ones we sponsor and sets out specific conditions that such programs must meet to avoid being deemed investment companies. While we believe our investment advisory programs are properly structured to rely on Rule 3a-4, there is a risk that the SEC, the staff of the SEC (the “SEC Staff”), or a court could conclude otherwise. If Rule 3a-4 were to be rescinded, or if the SEC or SEC Staff were to modify the rule or its interpretation of how the rule is applied, or if the SEC, the SEC Staff or a court were to determine that our investment advisory programs do not satisfy the conditions of the Rule 3a-4 safe harbor, Wealthfront Advisers LLC could be deemed to be operating one or more unregistered investment companies, which could subject Wealthfront Advisers LLC to significant regulatory consequences, including enforcement actions, injunctions or penalties. Additionally, we could be required to restructure our operations to avoid having to register our investment advisory programs under the 1940 Act, which could involve substantial expense and disruption to our business. We intend to continue to conduct our operations so that neither we nor our investment advisory programs will be deemed investment companies required to register under the 1940 Act. However, if we or our investment advisory programs were to be deemed investment companies required to register under the 1940 Act, restrictions imposed by the 1940 Act, including capital structure limitations and restrictions on transactions with affiliates, could make it impractical for us to continue our business as currently conducted. Any changes to the structure of our business, our platform or the products and services we offer to clients due to restrictions imposed by the 1940 Act could have a material adverse effect on our financial performance and operations. Sponsorship of 1940 Act-registered investment products, such as the Wealthfront Treasury Money Market Fund, carries regulatory, reputational, and market risks, which could adversely affect our business or financial condition. Our subsidiary, Wealthfront Strategies, LLC, serves as the investment adviser to the Wealthfront Treasury Money Market Fund (the “Fund”), an investment company that is registered under the 1940 Act and operates as a “government money market fund” in reliance on Rule 2a-7 under the 1940 Act. In the future, we may sponsor one or more other investment products that are registered as investment companies under the 1940 Act. Our clients are able to purchase or sell shares of the Fund through our cash sweep program. The services we provide to the Fund expose us to additional legal, regulatory, and reputational risks that are distinct from those currently associated with our automated investment advisory business. In particular, under Rule 2a-7 and other rules and provisions of the 1940 Act, the Fund is Table of Contents 40 subject to complex regulatory requirements relating to liquidity, credit quality, portfolio diversification, valuation, stress testing, fee provisions, and disclosure, each of which may present compliance challenges. Failure to comply with the 1940 Act or other regulatory obligations could result in SEC enforcement actions, reputational harm, or impact our business or financial condition. In addition, Wealthfront Strategies, LLC’s role as the Fund’s investment adviser presents perceived or actual conflicts of interest with our current investment advisory clients. In particular, because the Fund is an investment option in our cash sweep program, cash held by certain clients is automatically invested in the Fund and such clients’ resulting investments in the Fund generate additional revenue to us in the form of advisory fees that the Fund pays to Wealthfront Strategies, LLC. If clients or regulators believe that our operation of the Fund raises conflicts of interest that are not appropriately mitigated in accordance with applicable law, our reputation and client trust may be adversely affected. We also may face competitive pressures from larger, more established sponsors of money market funds, and there can be no assurance that the Fund will attract or retain sufficient assets to be economically viable. There also can be no assurance that the Fund will generate returns for its investors; an investment in a money market fund is not a bank account and is not insured or guaranteed by the FDIC or any other government agency. It is possible to lose money by investing in any money market fund, including the Fund. Any of the foregoing risks, if realized, could materially and adversely affect our business or financial condition. Providing investment education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations. We provide clients with a variety of educational materials, investment tools, and financial news and information, such as our blog. Based on current law and regulations, we believe these services do not constitute investment advice or investment recommendations. If the law were to change or if a court or regulator were to interpret current law and regulations in a novel manner, we face a risk that these services could come to be considered to be investment advice. If services that we do not consider to be recommendations (such as educational materials, and our editorial offerings, including our blog) are construed as constituting investment advice or recommendations, we could be subject to examinations, inquiries, regulatory focus, or investigations by regulatory agencies. To the extent our investment education tools, news, and information, or digital engagement practices are determined to constitute investment advice or recommendations and to the extent those recommendations fail to satisfy regulatory requirements, or we fail to know our clients, or improperly advise our clients, or if risks associated with advisory services otherwise materialize, we could be found liable for losses suffered by such clients, or could be subject to regulatory fines, penalties, and other actions such as business limitations, any of which could harm our reputation and business. If we do not maintain the net capital levels required by regulators, our broker-dealer business may be restricted and we may be fined or subject to other disciplinary or corrective actions. The SEC and FINRA have stringent rules or proposed rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. For example, Wealthfront Brokerage LLC, our broker-dealer subsidiary, is subject to Rule 15c3-1 under the Exchange Act, the Uniform Net Capital Rule, which specifies minimum capital requirements intended to ensure the general financial soundness and liquidity of broker-dealers, as well as Rule 15c3-3 under the Exchange Act, which requires broker-dealers to maintain a reserve account to ensure client securities are protected and accessible, even in cases of firm insolvency. A large operating loss or charge against net capital could have adverse effects on our ability to maintain or expand our business. Our failure to maintain the required net capital levels or client reserve levels or to protect client assets could potentially result in immediate suspension of securities activities, suspension or expulsion by the SEC or FINRA, restrictions on our ability to expand our existing business or to commence new businesses, and could ultimately lead to the liquidation of our broker- dealer subsidiary and winding down of our broker-dealer business. If such net capital rules are changed Table of Contents 41 or expanded, if there is an unusually large charge against net capital, or if we make changes in our business operations that increase our capital requirements, operations that require an intensive use of capital could be limited. In addition, in December 2024, the SEC adopted amendments to Rule 15c3-3 that require certain broker-dealers, including Wealthfront Brokerage LLC, to increase the frequency with which they perform required customer reserve account calculations and funding from weekly to daily, and compliance is required by June 2026. Risks Related to Our Mortgage Services Our mortgage business depends on U.S. government-sponsored entities and government agencies, as well as our ability to comply with their guidelines and related investor requirements, and any changes in their roles or policies could materially and adversely affect our ability to market and sell mortgages. We have begun to originate loans that are eligible for sale to Fannie Mae and Freddie Mac (collectively, the “GSEs”), which require us to satisfy standard GSE guidelines, in addition to any investor requirements. As a result, our ability to sell loans and access liquidity in the secondary market depends not only on the GSEs’ programs, guidelines, and capital markets activity, but also on the requirements of these intermediary investors. Any disruption to the operations of the GSEs, whether due to regulatory reform, changes in conservatorship, or shifts in policy, could materially impact loan pricing, market access, and client demand. We may be sensitive to regulatory or structural changes that impact eligibility criteria, credit standards, servicing obligations, and fees. The Federal Housing Finance Agency, as conservator of the GSEs since 2008, continues to influence their market footprint and strategic direction. Although some GSE restrictions were suspended in 2021, future changes remain uncertain and may affect the GSEs’ willingness or ability to purchase loans with certain risk characteristics. Additionally, failure to comply with GSE and agency guidelines, or with investor overlays, could subject us to penalties or loss of the ability to sell loans to certain investors. These guidelines and investor requirements may be updated unilaterally and without negotiation, requiring us to make operational adjustments. Increases in guarantee fees, changes to GSE capital rules, or a potential reduction or elimination of government involvement in the mortgage market could further increase our costs or reduce loan sale proceeds. Any such developments could significantly affect our mortgage origination and any servicing activities and harm our business, operating results, and financial condition, particularly if alternative market participants are unavailable on comparable terms. For loans sold to GSEs and other purchasers, we make representations and warranties related to loan characteristics, underwriting standards, and compliance with applicable guidelines. If loans we sell contain defects in underwriting, documentation, or compliance, or fail to meet GSE or investor guidelines, we may be required to repurchase such loans or indemnify investors for losses. Any significant increase in our repurchase obligations could negatively impact our cash flows, liquidity, and financial condition. Our reliance on a limited number of investor outlets could have a material adverse effect on our business. Our business model depends heavily on our ability to sell or securitize the mortgage loans we originate through a small number of loan purchasers or aggregators. We have relied and expect to further rely on a few counterparties to purchase or securitize our loans. This concentration exposes us to significant counterparty risk, as our ability to sell loans, manage liquidity, and fund new originations is directly tied to the continued interest, capacity, and financial health of these few loan purchasers. If any of these loan purchasers reduces their loan acquisitions, changes their underwriting or pricing criteria, or experiences operational or financial difficulties, we may be unable to sell loans on acceptable terms or at all. This could force us to hold loans on our balance sheet longer than intended, which would Table of Contents 42 increase our exposure to credit and interest rate risk and potentially strain our liquidity and funding capacity. Reduced competition among loan purchasers may also result in less favorable pricing, wider bid-ask spreads, and more stringent terms, which could negatively impact our profitability. Any disruption in our relationships with these limited loan purchasers, or any changes in their willingness or ability to acquire our loans, could materially and adversely affect our business, operating results, and financial condition. If we cannot access a sufficient number of investor outlets, our ability to fund new originations, manage liquidity, and achieve targeted execution prices could be materially and adversely affected. We are exposed to credit risk arising from our mortgage product, expect to be exposed to credit risk as we develop mortgage products, and any defaults by our mortgage clients would result in harm to our business, operating results, and financial condition. We are exposed to credit risk arising from our mortgage loan originations, and expect to be exposed to credit risk in the future as we develop mortgage products. Our mortgage origination processes rely on models, policies, and procedures to assess borrower creditworthiness and predict the likelihood of default. These models and processes are inherently limited and may not accurately capture all relevant risk factors, particularly for certain borrower types such as self-employed individuals or non-owner- occupants. These also include the risk of early payment default and early payoff, both of which may result in penalties or the obligation to return a portion of the compensation received on the sale of the loan. Further, we will face the risk of repurchase requests from investors if there are defects, inaccuracies, or misrepresentations in the loan file, or if the loan fails to meet required standards. If our mortgage origination processes fail to accurately predict defaults, we and our third-party underwriting service providers may experience higher-than-expected credit losses, be required to repurchase loans, or face increased regulatory scrutiny and compliance costs. Inaccurate underwriting by our third-party service providers could also harm our reputation and adversely affect our ability to grow our business, which may harm our business, operating results, and financial condition. Risks Related to Regulatory and Legal Matters Our business is subject to extensive, complex, and changing laws and regulations, and related regulatory proceedings and investigations. Changes in these laws and regulations, or our failure to comply with these laws and regulations, could harm our business. We are subject to a wide variety of local, state, federal, and international laws, regulations, licensing schemes, and industry standards. These laws, regulations, and standards govern numerous areas that are important to our business, and include, or might in the future include, those relating to: all aspects of the securities industry; financial services; investment advisory and brokerage services; money transmission; the origination, marketing (including customer referral and incentive programs), servicing, and collection of consumer debt; foreign exchange; payments services and products (such as payment processing, settlement services, and credit cards); derivatives; trading in shares and fractional shares; fraud detection; consumer protection; anti-money laundering; escheatment; sanctions regimes and export controls; and data privacy, data protection, and data security. The substantial costs and uncertainties related to complying with these laws and regulations continue to increase, and our introduction of new products or services, expansion of our business into new jurisdictions or subindustries, acquisitions of other businesses that operate in similar regulated spaces, or other actions that we may take might subject us to additional laws, regulations, or other government or regulatory scrutiny. Regulations are intended to ensure the integrity of financial markets, to maintain appropriate capitalization of broker-dealers and other financial services companies, and to protect clients and their assets. These regulations could limit our business activities through capital, client protection, and market conduct requirements, as well as restrictions on the activities that we are authorized to conduct. Table of Contents 43

In addition, we are subject to evolving laws, regulations, policies, and international accords relating to matters beyond our platform, products and services, including, but not limited to, environmental sustainability, climate change, human capital, and employment matters. Compliance with such laws, regulations, and policies may require significant investment and expense. We have been, and in the future may be, subject to litigation if we fail to implement the necessary programs, frameworks, and principles for compliance, and our reputation, business, operating results, and financial condition may be adversely affected. We operate in a highly regulated industry and, like all companies in our industry, we must adapt to frequent changes in laws and regulations, and face complexity in interpreting and applying evolving laws and regulations to our business, heightened scrutiny of the conduct of financial services firms, and increasing penalties for violations of applicable laws and regulations. Changing laws and regulations may impose onerous compliance requirements, which may adversely affect our cost of doing business and increase our compliance risk. Despite our efforts to comply with applicable legal requirements, we might fail to establish and enforce procedures that comply with these applicable legal requirements and regulations. Moreover, the nature of some of our products, such as our PLOC and FPSL, may subject us to a higher level of regulatory scrutiny. As further discussed below, we might be adversely affected by new laws or regulations, changes in the interpretation of existing laws or regulations, or more rigorous enforcement. Our ability to offer certain products may also be impacted by actions taken by government regulators. There is a risk that regulators could request or require us to cease offering specific products or services. Such regulatory actions could lead to the suspension or termination of product offerings, which may result in increased compliance costs, financial losses, and negative publicity. We also might be adversely affected by other regulatory changes related to our obligations, or applicability, with regard to suitability of financial products, supervision, sales practices, application of fiduciary or best interest standards (including the interpretation of what constitutes an “investment recommendation” for the purpose of the SEC’s “Regulation Best Interest” and state securities laws) and best execution in the context of our business and market structure, any of which could limit our business, increase our costs, and damage our reputation. New laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as currently intended, and cause us to incur significant expense in order to ensure compliance. If federal and state financial services regulators once again begin enforcing existing laws, regulations, and rules aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks, the resulting uncertainties regarding our compliance obligations would make our business planning more difficult and could result in changes to our business model and potentially adversely impact our business, operating results, and financial condition. Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect their operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators and SROs have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business. New laws, regulations, or policies, or changes in enforcement of existing laws or regulations applicable to our business, or reexamination of current practices, could adversely impact our profitability, limit our ability to continue existing or to pursue new business activities, require us to change certain of our business practices, affect retention of key personnel, or expose us to additional costs (including increased compliance costs and/or client remediation). These changes have in the past and may in the future require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business, operating results, and financial condition. See “Previous statements by lawmakers, regulators, and other public officials and proposed Table of Contents 44 rules have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices” for additional risks relating to recent or proposed changes impacting the financial services business. In addition, potential relaxation of regulations, especially at the federal level in the United States, could enable new competitors to emerge or could require us to incur additional costs to compete under the new regulations. Broker-Dealer Regulations As a broker-dealer, our wholly owned subsidiary Wealthfront Brokerage LLC is subject to extensive regulation by federal and state regulators and SROs, and is subject to laws and regulations covering all aspects of the securities industry. Federal and state regulators and SROs, including the SEC and FINRA, can, among other things, investigate, censure or fine Wealthfront Brokerage LLC, issue cease-and-desist orders, or otherwise restrict its operations, require changes to its business practices, platform, products, or services, limit its acquisition activities, or suspend or expel a broker-dealer or any of its officers or employees. Notably, the Exchange Act generally grants the SEC broad authority, including the power to bring civil or administrative proceedings to limit or restrict Wealthfront Brokerage LLC’s activities in the event of its failure to comply with federal securities laws. In addition, FINRA has adopted extensive regulatory requirements relating to registration of personnel, compliance and supervision, and compensation and disclosure, to which Wealthfront Brokerage LLC and its personnel are subject. Additionally, material expansions of the business in which Wealthfront Brokerage LLC engages are subject to approval by FINRA. This could delay, or even prevent, our ability to expand our securities and brokerage offerings in the future. The SEC, FINRA, and state securities commissions also have the authority to conduct periodic examinations of Wealthfront Brokerage LLC, and may also institute civil or administrative proceedings, in which they have the authority to seek civil money penalties, disgorgement and other sanctions on Wealthfront Brokerage LLC and its associated persons. Additional sanctions that may be imposed for failure to comply with applicable law include the prohibition of individuals from associating with a broker-dealer or other regulated entity, the suspension or revocation of registrations, disgorgement, civil money penalties, censures and other sanctions. Similarly, state attorneys general and other state regulators, including state securities and financial services regulators, can bring legal actions on behalf of the citizens of their states to assure compliance with state laws. In addition, criminal authorities such as state attorneys general or the U.S. Department of Justice may institute civil or criminal proceedings against Wealthfront Brokerage LLC for violating applicable laws, rules, or regulations. The failure by Wealthfront Brokerage LLC to comply with relevant regulations could therefore have a material adverse effect on our business, operating results, and financial condition. Investment Adviser Regulations Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is registered and subject to regulation as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), including the antifraud provisions of the Advisers Act and other federal securities laws, and the rules promulgated thereunder. The SEC is authorized to institute civil or administrative proceedings and impose sanctions for violations of the Advisers Act or other federal securities laws against an investment adviser or its supervised persons, ranging from the prohibition of individuals from associating with an investment adviser or other regulated entity, suspension or revocation of registrations, disgorgement, civil money penalties, censures and other sanctions. As investment advisers, Wealthfront Advisers LLC and Wealthfront Strategies LLC each have a fiduciary duty to their respective clients. The SEC has interpreted that fiduciary duty to impose standards, requirements, and limitations on, among other things: investment advice to clients, trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; and execution of transactions. Each of Wealthfront Advisers LLC and Wealthfront Strategies LLC is also subject to additional requirements under the Advisers Act, including, among other things, requirements and restrictions relating to: maintenance of written, effective, and comprehensive compliance policies and procedures; maintenance of extensive books and records; disclosure of information to advisory business clients; restrictions on the types of fees it may charge; custody of client assets; client privacy; and marketing to clients. The SEC has authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the Table of Contents 45 adviser is conducting its activities (i) in accordance with applicable laws, (ii) in a manner that is consistent with disclosures made to clients, and (iii) with adequate systems and procedures to ensure compliance. The failure of Wealthfront Advisers LLC or Wealthfront Strategies LLC to comply with relevant regulation could therefore have a material adverse effect on our business, operating results, and financial condition. Mortgage-Related Regulations Our loan origination and related activities are governed by a broad and evolving set of federal, state, and local laws and regulations. These requirements affect nearly every aspect of the operation of our mortgage business, including how we originate loans, the fees we may charge, compensation practices, and the handling of consumer personal information. We are required to comply with a wide range of consumer protection and financial services laws, such as the Truth in Lending Act, Real Estate Settlement Procedures Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Housing Act, Home Mortgage Disclosure Act, and Gramm-Leach-Bliley Act, among others. These laws are complex, frequently amended, and subject to varying interpretations by courts and regulators. Our mortgage business faces heightened scrutiny from multiple government agencies, especially the CFPB, which oversees both federal and state non-depository lenders and has supervisory authority over non-depository mortgage originators and servicers. If we fail to comply with CFPB regulations and guidance, we could face enforcement actions, fines, penalties, and other regulatory measures. Routine examinations by the CFPB and other agencies will increase our administrative and compliance costs and may affect the availability and cost of mortgage credit. The CFPB’s enforcement powers, including contract rescission or reformation, restitution, disgorgement, and civil money penalties, will create substantial supervisory risk. In addition to federal oversight, we are and will be subject to state and local regulation. State attorneys general, regulators, and consumer protection offices have and will have authority to investigate complaints and initiate proceedings related to our activities. Any reduction in federal oversight, such as changes to the CFPB’s authority, could prompt states to increase their own regulatory and enforcement efforts. We will also be subject to periodic reviews by the GSEs, the Federal Housing Finance Agency, Ginnie Mae, the Federal Trade Commission, and the Department of Housing and Urban Development. The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and to the extent our geographic scope expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the financial services industry that have greater resources. Any failure or perceived failure of compliance on our part to comply with the laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, operating results, and financial condition. Furthermore, it is possible that certain federal or state governmental agencies may seek to block or limit our platform or otherwise impose other restrictions that may affect the accessibility or usability of any or all our platform for an extended period of time or indefinitely. Previous statements by lawmakers, regulators, and other public officials and proposed rules have signaled an increased focus on new or additional regulations that could impact our business and require us to make significant changes to our business model and practices. Various lawmakers, regulators, and other public officials have previously made statements about the financial services industry, signaling an increased focus on new or additional laws or regulations that, if acted upon, could impact our business. Additionally, from time to time, we have received requests from regulators, including from the SEC, regarding our collection and uses of client data and related disclosures. While these requests have not resulted in any regulatory action or changes to our business, we may receive similar requests in the future that may result in further regulatory actions or changes to our business, which may have a negative impact on our business, operating results, and financial condition. Table of Contents 46

In September 2021, FINRA announced that it is reviewing firms’ use of social media marketing, including social media influencers, certain of whom we continue to utilize, and in February 2023, FINRA provided updated guidance about firms’ practices related to their acquisition of clients through social media channels, as well as firms’ sharing of clients’ usage information with affiliates and non-affiliated third parties. In light of this updated guidance, we narrowed the scope of our social media influencer and affiliate publisher programs. Any additional limits that FINRA might impose on our use of this marketing channel, or other regulatory changes limiting our ability to communicate with potential clients, could make it more difficult for us to attract new clients or retain and expand relationships with existing clients, resulting in slower growth. To the extent that the SEC, FINRA, or other regulatory authorities or legislative bodies adopt additional regulations or legislation in respect of any of these areas or relating to any other aspect of our business, we could face a heightened risk of potential regulatory violations and could be required to make significant changes to our business model and practices, which changes might not be successful. Any of these outcomes could have an adverse effect on our business, operating results, and financial condition. We are subject to anti-money laundering, anti-bribery, anti-corruption, and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation. We are subject to anti-money laundering (“AML”) laws, anti-bribery and similar laws, such as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, and possibly other AML, anti-bribery, and anti-corruption laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA or other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives, and agents, even if we do not authorize such activities. As a public company, the FCPA separately requires that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority, and responsibility over our assets. We have adopted policies and procedures and conduct training designed to prevent improper client or business relationships, transactions, payments, and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, and/or sanctions could harm our reputation, business, operating results, and financial condition. We are subject to AML laws, countering the financing of terrorism (“CFT”) laws, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation. We are subject to AML, CFT, and similar laws, such as the Bank Secrecy Act of 1970 (as amended from time to time, the “BSA”) and the USA PATRIOT Act, and possibly other AML and CFT laws in jurisdictions in which we conduct activities. We maintain an enterprise-wide program designed to ensure compliance with applicable AML and CFT laws and regulations, which includes policies, procedures, processes and other internal controls designed to identify, monitor, manage, and mitigate money laundering, terrorist financing and other illicit financial crimes risks. However, we cannot provide any assurance that our compliance program will be effective in ensuring compliance with all applicable AML and CFT laws and regulations. Any failure to comply with AML and CFT laws and regulations could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, reputational harm, adverse media Table of Contents 47 coverage, and other collateral consequences. Any investigations, actions, or sanctions could harm our reputation, business, operating results, and financial condition. We are subject to governmental economic sanctions requirements and export and import controls that could subject us to liability if we are not in compliance with applicable laws. Our platform and associated products are subject to various restrictions under applicable economic and trade sanctions laws and regulations, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions authorities. These laws and regulations include restrictions or prohibitions on the sale or supply of certain products, technology, and services to prohibited countries, governments, persons, and entities and require authorization for the export of certain services. These laws and regulations may undergo changes or updates in the future, which could limit our ability to distribute our platform or subject us to liability. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions, and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could substantially harm our reputation, business, operating results, and financial condition. We have in the past been, and may in the future become, involved in litigation and regulatory inquiries, examinations, or proceedings that could negatively affect us. From time to time, we have been, and in the future we may be, involved in various legal, administrative, and regulatory proceedings, claims, demands, and investigations relating to our and our subsidiaries’ business, which may include claims with respect to regulatory compliance, commercial liability, intellectual property, employment and other matters. Regulatory bodies that govern our business operations often conduct investigations in the ordinary course of their oversight of businesses such as ours. Such matters, or matters raised by other administrative bodies, can become time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Any such matters may result in fines and media coverage that could create negative publicity for our company, which may adversely impact our business, operating results, and financial condition. For example, in December 2018, our subsidiary Wealthfront Advisers LLC entered into a settlement with the SEC in connection with an investigation regarding compliance with certain applicable investment advisory regulations and the application of those regulations to robo-advisers. In connection with this settlement, this subsidiary was required to pay a substantial fine, and resulting media coverage of the investigation and settlement created negative publicity for our company. Because litigation and the outcome of regulatory proceedings and investigations are inherently unpredictable, it is possible that our business, operating results, or financial condition could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims, demands, or investigations. Risks Related to Our People We rely on our management team and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel, including members of our board of directors, could harm our business. Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our management team and other key employees throughout our organization as well as members of our board of directors. The loss of key personnel, including David Fortunato, our Chief Executive Officer, as well as certain of our key product, finance, support, network development, people team, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. Table of Contents 48

We expect to continue to increase headcount and to hire more specialized personnel as we grow our business. We may need to invest significant amounts of cash and equity to attract new employees or retain employees, and we may never realize returns on these investments. We also will need to continue to hire, train, and manage additional qualified engineers, product development, design, financial experts, operations, compliance, and marketing staff, and improve and maintain our technology to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees, or if we are not successful in retaining our existing employees, our business, operating results, and financial condition may be harmed. Further, competition for highly skilled personnel is intense, especially in the San Francisco Bay area where we have a substantial presence and need for highly skilled personnel, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. More generally, the financial services industry is also subject to substantial and continuous competition for software engineers, computer scientists, and other technical personnel. We may be required to provide more training to our personnel than we currently anticipate. Further, labor is subject to external factors that are beyond our control, including our industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should our competitors recruit our employees, our level of expertise and ability to execute our business plan would be negatively impacted. Additionally, many of our key personnel are vested in a substantial number of shares of our common stock, restricted stock units (“RSUs”), or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested RSUs or options have significantly appreciated in value relative to the original purchase prices of the shares, exercise price of the options, or grant date values of the RSUs, or, conversely, if the exercise price of the options that they hold are significantly above the trading price of our common stock. Moreover, many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team, product development team, engineering team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have been in the past, and may be in the future, subject to allegations that employees we hire have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions. In addition, job candidates and existing employees often consider the value of the equity awards and other compensation they receive in connection with their employment. If the perceived value of our compensatory package declines or is subject to significant value fluctuations, it may adversely affect our ability to attract and retain highly skilled employees. We may also change the composition of our compensation package to employees, including the amount or ratio of cash and equity compensation. Any increases to the amount of cash compensation will increase our cash expenditures, which may impact our business, operating results, and financial condition. Further, our competitors may be successful in recruiting and hiring members of our management team or other key employees as well as directors, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. In recent years, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. Our employment relationships with our U.S.-based employees are on an “at-will” basis, meaning our employees are able to terminate their employment with us at any time. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed. Table of Contents 49

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on client satisfaction that we believe contribute to our success, and our business, operating results, and financial condition may be adversely impacted. We believe that our corporate culture has been vital to our success, including in attracting, developing and retaining personnel, as well as our clients. As we continue to grow and face industry challenges, it may become more challenging to maintain that culture. If we are unable to maintain our corporate culture, we could lose the innovation, passion and dedication of our team that has been integral to our business, in which case our platform, products, and services and our ability to focus on our corporate objectives may suffer, and our business, operating results, and financial condition could be adversely impacted. Risks Related to Our Platform, Systems, and Technology Problems with the quality of, or disruptions in, our platform, products and services could adversely impact our brand and reputation and our business, operating results, and financial condition. Our reputation and ability to attract and retain clients and grow our business depend on our ability to operate our platform at high levels of reliability and performance. Our platform, products, and services rely on proprietary software. Our systems and the systems of third parties that we rely on for certain key functions have experienced from time to time, and may experience in the future, service interruptions or degradation, which may occur because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary client usage of our platform in the past has and may in the future cause our systems to operate at an unacceptably slow speed or even fail, temporarily or for a more prolonged period of time, which would affect our ability to process transactions and potentially result in some slower response times and delays in client actions, incomplete or inaccurate accounting, recording or processing of client instructions and orders, loss of client information, increased demand on limited client support resources, client claims, complaints with regulatory organizations, lawsuits, or enforcement actions. Although we currently have a business continuity and disaster recovery plan in place, it may not be sufficient nor do our systems provide absolute assurance of complete redundancy of data storage or processing. We cannot guarantee that our policies and procedures will be adequate to detect all issues that could interfere with, or weaken the efficiency and quality of, our platform, products, and services. Additionally, an inability to cure a defect could result in significant software re-engineering expenses. Because our business is subject to regulation, frequent or persistent interruptions could also lead to regulatory scrutiny, significant fines and penalties, and mandatory changes to our business practices which could require significant expense and resources to implement and maintain, and ultimately could cause us to lose existing licenses or relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business. Moreover, to the extent that any system failure or similar event results in damages to our clients or their business partners, these clients or partners could seek significant compensation or contractual penalties or damages from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. In addition, we are continually improving and upgrading our information systems and technologies, including in connection with the introduction of new products and services and other efforts taken in connection with expanding our business. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful, and in certain instances the efforts by our engineering team to modify and extend our systems may inadvertently introduce bugs or other system errors. If we fail to timely and successfully implement new information systems and technologies, or effectively improve and upgrade our existing information systems and technologies or otherwise improve the efficiency of our systems, including in order to prevent or quickly address potential platform outages Table of Contents 50 caused by such updates, or if such systems and technologies do not operate as intended, it could cause system interruptions and delays and could have an adverse impact on our internal controls (including internal controls over financial reporting), as well as our business, operating results, and financial condition. We currently rely on a small number of third-party service providers to provide important services to us, and any interruptions or delays in services from these third parties could impair the delivery of our platform, products and services and adversely impact our business, operating results, and financial condition. We use a combination of third-party services and other vendors located in the United States. Such third parties provide services to key aspects of our operations, including brokerage clearing services (which we depend on in order to be able to settle client trades and engage in lending), banking services, services necessary to facilitate compliance with various regulatory requirements (such as tax reporting), data processing, data storage, administrative platforms, online interfaces and services, internet connections, server hosting, and network access. We do not control the operation, physical security, or data security of any of the third-party providers we rely upon. Despite our efforts to use commercially reasonable diligence in the selection and retention of such third-party providers, and although we may have indemnification and other contractual provisions designed to allocate risks with such providers, such efforts may be insufficient or inadequate to prevent such risks, and these services are subject to decisions of our third-party service providers, including the potential closure of facilities without adequate notice, and their facilities and systems may be subject to hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, pandemics, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. Additionally, any failure or security breaches by one or more of our third-party service providers that results in an interruption in service, unauthorized access, misuse, loss or destruction of data, or other similar occurrences could interrupt our business, cause us to incur losses, result in decreased client satisfaction and increased client attrition, subject us to client complaints, significant fines, litigation, disputes, claims, regulatory investigations, or other inquiries, and harm our reputation. In addition, there is no assurance that our third-party service providers will be able to continue to provide their services to meet our current needs in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs in the future. Our success depends in part upon continued distribution through app stores and effective operation with mobile operating systems, networks, technologies, products, hardware, and standards that we do not control. A substantial amount of our clients’ activity on our platforms occurs on mobile devices. We are dependent on the interoperability of our app with popular mobile operating systems, networks, technologies, products, hardware, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, new generations of mobile devices or new versions of operating systems, or changes in our relationships with mobile operating system providers, device manufacturers, or mobile carriers, or in their terms of service or policies that degrade the functionality of our app, reduce or eliminate our ability to distribute applications, give preferential treatment to competitive products, limit our ability to target or measure the effectiveness of applications, or impose fees or other charges related to our delivery of our application could adversely affect client usage of the Wealthfront app. For example, from time to time we may experience delays in our ability to launch products or update features on our platforms as a result of prolonged app store review processes. Further, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our application and experiences available to our developers, creators and clients. These policies and terms of service govern the availability, promotion, distribution, content, and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our Table of Contents 51 platforms and those changes might be unfavorable to us and our clients’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. Any limitation or discontinuation of our access to any third-party platform or application store could adversely affect our business, operating results, or financial condition. Additionally, in order to deliver a high-quality mobile experience for our clients, it is important that our products and services work well with a range of mobile technologies, products, systems, networks, hardware and standards that we do not control. We need to continuously modify, enhance, and improve our platform, products, and services to keep pace with changes in internet-related hardware, mobile operating systems, and other software, communication, browser, and database technologies. We might not be successful in developing products that operate effectively with these technologies, products, systems, networks, or standards or in bringing them to market quickly or cost-effectively in response to market demands. If our clients choose not to update our app to the latest version, or if it is otherwise difficult for them to access or use our app on their mobile devices, or if they use mobile products that do not offer access to our app, our client growth and engagement could be adversely affected and our revenues might decline. In addition, if our clients use older versions of our app it may result in client complaints and regulatory inquiries that could lead to arbitration claims or regulatory sanctions. We rely on third-party data hosting providers and colocation data centers to host and operate our platform, and any disruption of or interference with our use of these services and facilities may negatively affect our ability to maintain the performance and reliability of our platform, which could cause our business, operating results, and financial condition to suffer. Our clients depend on the continuous availability of our platform, products, and services. We currently host our platform and serve our clients using a mix of third-party data hosting providers and our data centers, hosted in colocation facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. We have experienced, and expect that in the future we may experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions, and capacity constraints. The following factors, many of which are beyond our control, can affect the delivery, availability, and the performance of our platform, products, and services: • the development and maintenance of the infrastructure of the internet; • the performance and availability of third-party providers of data hosting services with the necessary speed, data capacity, and security for providing reliable internet access and services; • decisions by the owners and operators of the data centers where our cloud infrastructure is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, or prioritize the traffic of other parties; • physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees, or contractors), and other catastrophic events; • cyberattacks, including denial of service attacks, targeted at us, our data centers, or the infrastructure of the internet; • failure by us to maintain and update our cloud and physical infrastructure to meet our data capacity requirements; • errors, defects, or performance problems in our software, including third-party software incorporated in our software; Table of Contents 52

• the failure of our redundancy systems, in the event of a service disruption at one of our data centers, to provide failover to other data centers in our data center network; and • the failure of our or our service providers’ disaster recovery and business continuity arrangements. The adverse effects of any service interruptions on our reputation, business, operating results, and financial condition may be disproportionately heightened due to the nature of our business. Interruptions or failures in the delivery of our products and services could result in a cyberattack or other security threat to us or to one of our clients during such periods of interruption or failure. Additionally, interruptions or failures in our service could cause clients to end their use of our platform, products, and services, and harm our ability to attract new clients. We have experienced, and may in the future experience, service interruptions and other performance problems due to a variety of factors. The occurrence of any of these factors, or if we are unable to rapidly and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively affect our relationship with our clients, or otherwise harm our business, operating results, and financial condition. We have incorporated AI Technologies into some of our internal processes and expect to further incorporate AI Technologies into some of our processes, products and services. These technologies may present business, compliance, and reputational risks. Currently, we primarily use machine learning and artificial intelligence (“AI”) tools from third-party vendors in certain of our internal processes to help increase employee efficiency and productivity and to optimize software coding. Our financial planning product leverages an internally-developed AI model for classifying transactions in linked accounts, which are non-Wealthfront accounts that a client can choose to link to their Wealthfront account to view all of their financial accounts in one place, and when clients open a Wealthfront Brokerage LLC account, we use internally-developed AI models to evaluate fraud risk. These internally-developed AI models rely on client data. We currently expect to use AI across our business processes, products, and services in the future. In addition, we anticipate increased adoption of AI by our clients, service providers, counterparties, and other third parties. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. If we fail to keep pace with rapidly evolving AI technological developments, including machine learning and automated decision-making technologies (“AI Technologies”), especially in the financial technology sector, our competitive position and business results may suffer. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. Even if we enhance our products, processes, and services to incorporate AI, there can be no assurance that these efforts will be successful or that we will innovate effectively to keep pace with this rapid innovation in AI. The introduction and use of AI Technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our reputation, as well as our business, operating results, and financial condition. For example, AI Technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading, or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could negatively impact our clients, harm our reputation and business, and expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may restrict our ability to use, develop, or deploy AI, particularly generative AI Technologies, in our products or processes to the extent we may choose to do so in the future, or our efforts to expand our business. For example, California enacted a number of new laws in 2024 that regulate the use of AI Technologies and provide consumers with additional protections around companies’ use of AI Technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high risk” AI Technologies to implement certain safeguards against Table of Contents 53 algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Moreover, we are subject to a number of current sector-specific laws and regulations that may be implicated by our use of AI Technologies. For example, if we use AI or machine learning tools in fraud detection, and it becomes clear that the data that was used to train those models was biased, we could be accused of engaging in unfair, deceptive, or abusive practices in violation of the Dodd-Frank Act (as defined below) and the regulations thereunder. It is also possible that the AI Technologies we use may, or may be viewed as, having unintended biases or discriminatory outcomes, exposing us to risks that we have discriminated against persons belonging to a protected class. Any resulting investigation or litigation could have an adverse impact on our operating results and financial condition due to the associated costs and any related fines, and could also have an adverse impact on our client relationships. We also use AI Technologies from third parties, which may include open source software, but such use of third-party models is limited to using generative AI in internal tools to increase productivity. If we are unable to maintain rights to use these AI Technologies on commercially reasonable terms, or if any such third-party AI tools become incompatible with our platform, we may be forced to acquire or develop alternate AI Technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI Technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection. The legal and regulatory landscape surrounding AI Technologies is rapidly evolving and uncertain, including with respect to intellectual property ownership and license rights, cybersecurity, and data protection laws, among others, and has not yet been fully addressed by courts or regulators. The evolving legal, regulatory, and compliance framework for AI Technologies may also impact our ability to protect our own data and intellectual property against infringing use. Risks Related to Our Intellectual Property Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, and operating results. We rely on a combination of patent, trademark, copyright, and trade secrets laws, and contractual provisions, including confidentiality agreements, to establish and protect our intellectual property and proprietary technology, including from unauthorized use or disclosure by our clients, third-party partners, vendors, employees, and consultants. However, despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our platform or obtain and use information we regard as proprietary. There can be no assurance that our intellectual property rights will be sufficient to protect against our competitors gaining access to our proprietary technology or developing and commercializing substantially identical products, services, or technologies, which could adversely affect our business, operating results, and financial condition. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, which may lead to increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of our issued patents, patent applications, and other intellectual property rights. Valid patents may not be issued for our pending or future patent applications, and the claims allowed on any issued patents may not be sufficient to protect our technology or platform. Any issued patents that we have or may obtain may be challenged or circumvented, invalidated, or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. In addition, there may be issued patents held by third parties of which we are not aware, that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There may also be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current Table of Contents 54 or future technologies or products. Patent applications in the United States are typically not published until at least 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to patent laws in the United States may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. We enter into confidentiality agreements or other agreements that contain confidentiality provisions with our employees, consultants, vendors, and clients, and limit access to and distribution of our proprietary information. However, such agreements may not be enforceable in full or in part in all jurisdictions and no assurance can be given that such agreements will be effective in controlling access to, or distribution, use, misuse, misappropriation, reverse-engineering, or disclosure of our proprietary information, know-how, and trade secrets. In addition, any breach of these agreements could negatively affect our business and our remedy for such breach may be limited. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform, products, and services. As such, we cannot guarantee that the steps taken by us to prevent unauthorized access, use, disclosure, and distribution of our proprietary information will prevent misappropriation of our technology. We currently pursue, and may in the future pursue, the registration of our patents, copyrights, trademarks, service marks, and domain names in the United States and in certain foreign jurisdictions. These application processes are expensive and may not be successful in all jurisdictions or for every such application, and we may not pursue such protections in all jurisdictions that may be relevant, for all our goods or services, or in every class of goods and services in which we operate. Additionally, we may not be able to obtain, maintain, protect, exploit, defend, or enforce our intellectual property rights in jurisdictions in which we currently or may in the future operate. For example, effective trade secret protection may not be available in every country in which our products are or will be available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our platform, product, and services by copying functionality. In addition, any changes in the trade secret, employment, and other intellectual property laws in any country in which we may potentially operate may compromise our ability to enforce our trade secrets and other intellectual property rights. The legal systems of certain foreign countries do not favor the enforcement of patents, trademarks, copyrights, trade secrets, and other intellectual property and proprietary protection, which could make it difficult for us to prevent or stop any infringement, misappropriation, dilution, or other violation of our intellectual property rights. If we fail to maintain, protect, and enhance our intellectual property rights, our brand, business, operating results, and financial condition may be harmed. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Protecting our intellectual property rights, both as a defendant and plaintiff, as applicable, through litigation in the United States and potentially internationally may entail significant time and expense. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. If we are unable to protect our proprietary rights, including aspects of our software and platform protected other than by patent rights, we will find ourselves at a competitive disadvantage to others who need not incur the expense, time, and effort required to create our platform and other innovative products that have enabled us to be successful to date. Moreover, we may in the future need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business. Third parties have claimed, and may claim in the future, that aspects of our platform or website infringe, misappropriate, or otherwise violate their intellectual property rights and such claims Table of Contents 55 could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm our relationships with our clients or reputation in the industry. Our success depends, in part, on our ability to develop and commercialize our platform, products, and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that aspects of our platform, products, or services are infringing, misappropriating, or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging that our current or future platform capabilities, products, and services infringe their intellectual property rights. Such claims may also result in legal claims against our third-party partners and our clients. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such claims will not have an adverse effect on our business, operating results, or financial condition. These claims may be time consuming, costly to defend or settle, damage our brand and reputation, harm our client relationships, and create liability for us. Contractually, we are expected to, and generally do agree to, indemnify our partners for certain expenses or liabilities they may incur as a result of any such third- party intellectual property infringement claims associated with our platform. In addition, to the extent that any claim arises as a result of third-party technology we have licensed for use in our platform, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur and may be forced to discontinue our use of such third-party technology. We expect the number of such claims (whether warranted or not) to increase, particularly as a public company with an increased profile and visibility, as our platform, the number of products and services we offer, and the level of competition in our market grows, as the functionality of our platform overlaps with that of other products and services, and as the volume of issued software patents and patent applications continues to increase. Companies in the financial services and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. Third parties have and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our third-party partners, or our clients. We have received, and we may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights. As we gain greater market visibility, we may face a higher risk of being the subject of intellectual property infringement claims. There may be third-party intellectual property rights, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods and assets. In the event that we engage engineers or other personnel who were previously engaged by competitors or other third parties, we may be subject to claims that those personnel have inadvertently or deliberately incorporated proprietary technology of third parties into our products or have otherwise improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by our third-party partners, employees, or contractors asserting an ownership right in our patents, patent applications, or other intellectual property rights as a result of the work they performed on our behalf. In addition, we may lose valuable intellectual property rights or personnel. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement claims due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may offer our platform. In addition, we may use AI Technologies, including tools provided by third parties, to assist in the development of our own software code. While use of such tools makes our development process more Table of Contents 56 efficient, AI Technologies have sometimes generated content that is “substantially similar” to proprietary or open source software code on which the AI tool was trained. If the AI Technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patents, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI-generated software code. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. Further, to the extent we use third-party AI Technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code. A number of aspects of intellectual property protection in the field of AI are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI Technologies and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. If we fail to obtain protection for the intellectual property rights concerning our products which incorporate AI Technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our reputation, business, operating results, financial condition, and future prospects. Any intellectual property claims, whether with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources, even if such claims do not result in litigation or are resolved in our favor. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our clients for liabilities they incur as a result of such claims. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the applicable third-party intellectual property rights, which may not be available on reasonable terms or at all. Even if a license was available, we could be required to pay significant royalties, which would increase our operating expenses, or we could be required to develop alternative non-infringing technology, which may require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we may be forced to limit or stop offering our platform, products, and services and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, relating to our intellectual property rights, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Any of these results would adversely affect our business, operating results, and financial condition. We enter into licensing arrangements for certain of our products, and our inability to maintain those licenses could harm our business. We currently rely on or incorporate, and will in the future rely on or incorporate, technology that we license from third parties, including software, into our platform, products, and services. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely or cost-effective manner or at all, and our ability to offer our platform, products, and services and remain competitive in our market would be harmed. Some of our third-party license agreements may be terminated by our licensors for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and offer solutions and services containing or dependent on that technology would be limited, and our business, including our financial conditions, cash flows, and operating results, could be harmed. Additionally, if we are unable to Table of Contents 57 license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive solutions and increase our costs. Third-party software we rely on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our solutions to vulnerabilities. Any impairment of the technologies of or our relationship with these third parties could harm our business, operating results, and financial condition. Some of our technology incorporates “open source” software, which could under certain circumstances materially and adversely affect our ability to offer our platform, products, and services and subject us to possible litigation. Certain software used within our platform, products, and services is, and certain software of our clients, third-party partners, and vendors, may be, derived from “open source” software that is made generally available to the public by its authors or other third parties. Open source software is made available under licenses that in some instances may subject us to certain unfavorable conditions, including requirements that we offer our proprietary software, or portions of our proprietary software, which incorporates or links to such open source software, for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using such open source software, and that we license such modifications or derivative works under the terms of the applicable open source licenses. Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to offer our products and services. The use and distribution of open source software may entail greater risks than the use of third- party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, which licensors are not typically required to maintain and update, and licensors can change the license terms on which they offer the open source software without notice. In addition, some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. Although we monitor our use of open source software in an effort to comply with the terms of the applicable open source licenses, to avoid subjecting our platform, products, and services to conditions we do not intend, and to avoid subjecting our platform, products, and services to security vulnerabilities, many of the risks associated with use of open source software cannot be eliminated and such risks could materially adversely affect our business, operating results, and financial condition, as well as our reputation, including if we are required to take remedial action that may divert resources away from our development efforts. Our use and distribution of certain software is subject to open source licenses that may require that we make certain source code publicly available. If we combine and distribute our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the combined source code of our proprietary software to the public, under terms authorizing further modification and redistribution, or otherwise be limited in the licensing of our offerings, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our platform, require us to re-engineer all or a portion of our platform, and reduce or eliminate the value of our platform. Any efforts to re-engineer all or a portion of our platform could result in potentially prolonged periods of reduced usability and accessibility of our platform, which in turn would adversely affect our business, operating results, and financial condition. On occasion, companies that use open source software have faced claims challenging their use of open source software or compliance with open source license terms. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize any offerings incorporating such software. Moreover, we cannot guarantee that we have Table of Contents 58 not incorporated open source software in our platform in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures, or that our processes for controlling our use of open source software in our platform are or will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to client indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in our paying damages or entering into unfavorable licenses, have a negative effect on our operating results and financial condition, or cause delays by requiring us to devote additional research and development resources to modify our platform, products, and services. Risks Related to Cybersecurity and Data Privacy Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or data or those of our clients, our third-party service providers, or such service providers’ vendors. Our systems and those of our clients and third-party service providers have been and might in the future be vulnerable to cybersecurity issues. We, like other financial technology companies, and certain of our third-party service providers, are routinely subject to cybersecurity threats and our technologies, systems, and networks have been and might in the future be subject to attempted cybersecurity attacks. Such issues are increasing in frequency and evolving in nature, including through employee and contractor theft or misuse, social engineering/phishing, denial-of-service attacks, malware (including ransomware), and human or technological error, and including from diverse threat actors, such as sophisticated nation-state and nation-state-supported actors, opportunistic hackers, and hacktivists engaging in attacks. The operation of our platform involves the use, collection, storage, sharing, disclosure, transfer, and other processing of client information, including personal data. Security breaches and other security incidents could expose us to a risk of loss or exposure of this information, which could result in potential liability, investigations, regulatory fines, penalties for violation of applicable laws or regulations, litigation, and remediation costs, as well as reputational harm. As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, the potential risk of security breaches and cybersecurity attacks increases. Cybersecurity attacks and other malicious internet-based activity continue to increase and financial technology platform providers have been and expect to continue to be targeted. We might be a particularly attractive target of attacks seeking to access client data or assets and might in the future experience adverse effects relating to real or perceived security incidents, whether or not related to the security of our platform or systems. The increasing sophistication and resources of cyber criminals and other non-state actors and increased actions by nation-state actors, including their techniques and tools— such as AI—that circumvent security controls, evade detection, and remove forensic evidence, make it difficult to keep up with new threats and detect, investigate, remediate or recover from a future breach of security. Additionally, there is an increased risk that we might experience cybersecurity-related incidents as a result of any of our employees, service providers, or other third parties working remotely on less secure systems and environments. Further, we have in the past integrated, and may in the future integrate, the technologies of companies we acquire. As such, we may assume liabilities for breaches experienced by the companies we acquire to the extent they have cybersecurity vulnerabilities or unsophisticated security measures that expose us to significant cybersecurity, operational, and financial risks. Moreover, any integration of AI in our or any service providers’ operations, products, or services is expected to pose new or unknown cybersecurity risks and challenges. While we take significant efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, our safety and security measures may not be fully implemented or complied with or might be insufficient to prevent damage to, or interruption or breach of, our information systems, data (including personal data), and operations. While to date no incidents Table of Contents 59 have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Furthermore, to the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of clients and employees might increase. Third-party risks might include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures might be inadequate. Our ability to monitor, and our resources to optimize integration with, third-party service providers’ data security practices may not be adequate. These third-party risks might be exacerbated as our resources are spread across multiple public cloud service providers. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, such agreements might not prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of, or modification of data (including personal data) and/or might not enable us to obtain adequate (or any) reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we could be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or the data housed in our third-party solutions. Additionally, we could also be exposed to information security vulnerabilities or failures at third parties’ vendors that could also impact the security of our data, and we may not be able to effectively directly monitor or mitigate such risks, in particular as such risks relate to the use of vendors by the third parties that perform functions and services for us and our limited ability to assess such vendors’ operational controls. A core aspect of our business is the reliability and security of our platform. Any unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of, or modification of data, including personal data, cybersecurity breach or other security incident that we, our clients or our third- party or their service providers experience or the perception that one has occurred or might occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it might require us to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating, remediating, or correcting the breach and any security vulnerabilities, defending against and resolving legal and regulatory claims, and preventing future security breaches and incidents, all of which could expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation (such as class actions), regulatory investigations and enforcement, fines, and penalties, indemnity obligations, or damages for contract breach, divert resources and the attention of our management and key personnel away from our business operations, and cause us to incur significant costs, any of which could materially adversely affect our business, operating results, and financial condition. We may also be subject to client complaints and litigation and regulatory inquiries, examinations, enforcement actions, and investigations by various state and federal regulatory bodies, including the SEC, FINRA, and certain state regulators, related to any cybersecurity events. Moreover, our efforts to improve security and protect data from compromise might identify previously undiscovered security breaches. There could be public announcements regarding any security incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have an adverse effect on the trading price of our common stock. While we maintain cybersecurity insurance, our coverage may be insufficient to cover all liabilities resulting from a cybersecurity incident. We cannot be certain that our insurance coverage will be adequate to address the results of regulatory or civil investigations or any liabilities resulting from a cybersecurity incident, that adequate insurance will be available to us on economically reasonable terms, Table of Contents 60 or that our insurer will cover all cybersecurity incident-related claims. The successful assertion of one or more significant claims against us or changes in our cybersecurity insurance coverage, premiums, or deductibles may adversely affect our reputation, business, operating results, or financial condition. Compliance with ever-evolving federal, state, and foreign laws relating to the handling of information about individuals involves significant expenditure and resources, and if we fail to adequately protect personal data or other information we collect, process, share, or maintain under applicable laws, our business, operating results, and financial condition could be adversely affected. We receive, store, and process certain personal data from our employees and clients. Additionally, our clients’ proprietary and confidential data is stored on our platform. A wide variety of state, national, and international laws, as well as regulations, rules, and industry standards apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information and other data, the scope of which is changing, subject to differing interpretations, and may be inconsistent across jurisdictions, including those at local, state, federal, and international levels, or may conflict with other rules. Data protection and privacy-related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure or perceived failure to comply with U.S. or international laws, regulations, and industry standards regarding personal data or other information could adversely affect our business, operating results, and financial condition. Moreover, complying with new laws, regulations, and other requirements, or amendments to or changes in interpretations of these various existing laws, regulations, and other requirements, could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business. In the United States, there are numerous federal and state consumer, privacy, and data security laws and regulations governing the collection, use, disclosure, and protection of personal data, including security breach notification laws and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. For example, Regulation S-P, adopted by the SEC under the Gramm-Leach-Bliley Act, regulates the use of certain information about natural persons (“non-public personal information”) in the context of the provision of financial services for personal, family, or household purposes. Regulation S-P is primarily designed to protect the privacy and security of non- public personal information held by broker-dealers, investment advisers, and investment companies. In May 2024, the SEC adopted significant amendments to Regulation S-P, which became effective December 2025, that impose new requirements for broker-dealers, registered investment advisers and investment companies to implement written incident response plans, as well as customer notification and service provider oversight procedures. Additionally, the Federal Trade Commission and many state attorneys general have enacted federal and state consumer protection laws to impose standards on the collection, use, dissemination, and security of data, including financial data. On the state level, the California Consumer Privacy Act of 2018 (as amended, the “CCPA”) created new data privacy obligations for covered businesses and provided new privacy rights to California residents, including receiving and responding to requests from California residents to exercise their right to access, delete, and correct their personal information, or to opt out of certain disclosures of their information, provide detailed information to California residents about how their personal data is collected, used and disclosed and enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that has increased data breach litigation. Over a third of other U.S. states have enacted consumer privacy laws comparable to the CCPA and numerous other states have pending consumer privacy legislation under review, which if enacted, would add additional costs and expense of resources to maintain compliance. There are also laws and regulations governing our collection and use of biometric information, such as face prints. For example, the Illinois Biometric Privacy Act (“BIPA”) applies to the collection and use of “biometric identifiers” and “biometric information,” which include face prints. Several class action lawsuits have been brought under BIPA, as the law is broad and still being interpreted by the courts. Table of Contents 61

We are also subject to evolving privacy laws on cookies, tracking technologies and marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities, as well as the effectiveness of our marketing. Such regulations may have a negative effect on our business. We may also be subject to fines and penalties for non-compliance with any such laws and regulations. The decline of cookies or other online tracking technologies as a means to identify and target potential clients may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. Some countries are also considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services if we were to operate in those countries. If in the future we consider international expansion and are required to implement additional measures to transfer data around the world, this could increase our compliance costs, and could adversely affect our business, operating results, and financial condition. We depend on third parties in relation to the operation of our business, a number of which process personal data on our behalf. We typically attempt to mitigate the associated risks of using third parties by, for example, performing due diligence and related risk and data security assessments prior to onboarding and on an ongoing periodic basis thereafter, entering into contractual arrangements so that providers only process personal data according to our instructions or to the instructions of our clients, and ensuring that they have sufficient technical and organizational security measures in place. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage, and transmission of personal data. Any violation of privacy, data protection, data, or cybersecurity laws by our third-party processors could have an adverse effect on our business and result in significant fines and penalties. Our compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations, and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by us to comply with our privacy policies, or applicable U.S. and international data privacy and security laws, rules, regulations, standards, certifications, or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release, or transfer of personal data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time, and other resources, proceedings or actions against us by individuals, consumer rights groups, governmental agencies, or others, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions, and costly litigation, including class actions. Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have an adverse effect on our business, operating results, and financial condition. Risks Related to Our Financial and Accounting Matters If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be Table of Contents 62 disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers on a timely basis. In order to maintain and improve the effectiveness of our internal controls and procedures, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, result in a restatement of our financial statements for prior periods, cause us to fail to meet our reporting obligations, and adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in the periodic reports we file with the SEC after we cease to be an emerging growth company (and no longer qualify as a non-accelerated filer). Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. We expect our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K to be filed in 2027. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting may adversely affect our business, operating results, and financial condition. Furthermore, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. We have hired and expect to continue to hire additional employees to assist us in complying with these requirements, and we have also engaged outside consultants, both of which will increase our operating expenses. We incur significant costs and use of management resources as result of operating as a public company. As a public company, we incur significant legal, accounting, compliance, and other expenses that we did not incur as a private company. Such additional compliance costs will continue to increase our legal, accounting, and financial compliance costs, make certain activities more difficult, time-consuming, and costly, and place significant strain on our management, personnel, systems, and resources. For example, in connection with our IPO, we adopted additional internal controls and disclosure controls and procedures, retained a transfer agent, and adopted an insider trading policy. As a public company, we bear internal and external costs in connection with preparing and distributing periodic public reports in compliance with our obligations under securities laws. In addition, regulations and standards relating to corporate governance and public disclosure, including the Exchange Act, Sarbanes-Oxley Act, and rules and regulations implemented by the SEC, have increased legal and financial compliance costs and make some compliance activities more time- consuming. We have invested, and will continue to invest, resources to comply with evolving laws, regulations, and standards, and this investment has resulted, and will continue to result, in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations, and standards differ from the Table of Contents 63 activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In connection with our IPO, we increased our directors’ and officers’ insurance coverage, which increased our insurance-related costs. Moreover, in the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. We could be subject to additional tax liabilities and U.S. federal and global income tax reform could adversely affect us. We are subject to U.S. federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes and may be subject to other taxes in certain foreign jurisdictions. Significant judgment is required in evaluating our tax positions and our worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which we operate. For example, in 2022, the Inflation Reduction Act was enacted in the United States, which introduced, among its provisions, a new minimum corporate income tax on certain large corporations, an excise tax of 1% on certain share repurchases by publicly-traded corporations, and increased funding for the Internal Revenue Service. These types of changes to the taxation of our activities could increase the amount of taxes imposed on our business and harm our financial position. Such changes may also apply retroactively to our historical financial operations and result in taxes greater than the amounts estimated and recorded in our financial statements. Our ability to use our NOL carryforwards and certain other tax attributes may be limited. As of January 31, 2026, we had aggregate U.S. federal and state net operating loss (“NOL”) carryforwards of $181.7 million and $202.3 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. Under the Tax Cuts and Jobs Act of 2017 (the “TCJA”), federal NOLs we generated in tax years beginning after December 31, 2017, may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually, and the One Big Beautiful Bill Act of 2025 further reformed the Code, including by permanently extending certain provisions within the TCJA and restoring the deductibility of domestic research and development expenditures. If not utilized, our California and other state NOL carryforwards will begin to expire in 2029, with some state NOL carryforwards never expiring. Utilization of our NOL carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and other similar provisions. As of January 31, 2026, we had federal research and development credit carryforwards of $27.2 million, which will begin to expire in 2039, and California research and development credit carryforwards of $16.0 million, which do not expire. Realization of these NOL and research and development credit carryforwards depends on our future taxable income, and there is a risk that certain of our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which would result in increased tax liability and could adversely affect our business, operating results, and financial condition. In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by certain “five-percent shareholders” (as defined in the Code and regulations under Section 382) over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership. Table of Contents 64

As a result, if we earn net taxable income, our ability to use our pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar provisions of state tax law may also apply to limit our use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase our state income tax liabilities. As a result of the foregoing, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could adversely affect our future cash flows. If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to, the valuation of allowance for credit losses, warrant liabilities, simple agreements for future equity (“SAFEs”), and the convertible note, useful lives assigned to property and equipment, the discount rates used for leases, stock-based compensation, including the determination of the fair value of our common stock, and the realizability of deferred tax assets, net and uncertain tax positions. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, potentially resulting in a decline in the market price of our common stock. Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial condition, and profitability, or cause an adverse deviation from our revenue and operating profit target, which may adversely affect our financial results. Our Amended Revolver contains restrictive and financial covenants that may limit our operational flexibility. If we fail to meet our obligations under the Amended Revolver, our operations may be interrupted and our business, operating results, and financial condition could be adversely affected. In October 2025, we entered into the Amended Revolver (as defined below) by and among us and certain lenders, some of which are affiliated with certain members of our underwriting syndicate, to fund working capital and general corporate purpose expenditures. In December 2025, we borrowed approximately $200.0 million on the Amended Revolver in order to pay our anticipated tax withholding and remittance obligations associated with the net settlement of RSUs in connection with the IPO, and we used a portion of the net proceeds from the IPO to repay such indebtedness. The Amended Revolver contains customary conditions to borrowing, events of default, covenants, and consent requirements and other provisions that may limit our flexibility to take certain actions. Covenants include, but are not limited to, restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, dispose of assets, make certain restricted payments such as distributions to holders of our capital stock or the capital Table of Contents 65 stock of our subsidiaries, share repurchases, make investments, or engage in transactions with our affiliates, and require us to maintain minimum tangible net worth, liquidity, and consolidated fixed charge coverage ratio. Our obligations are guaranteed by our material domestic subsidiaries (subject to certain exceptions) and secured by substantially all of our assets, including intellectual property assets. Various risks, uncertainties, and events beyond our control could affect our ability to comply with these covenants in the future. Failure to comply with any of the covenants could result in a default under the Amended Revolver. If we have amounts outstanding under the Amended Revolver at the time of such default, the lender may accelerate the maturity of such outstanding amounts, which in turn could result in adverse consequences that negatively impact our business, the market price for our common stock, and our ability to obtain other financing in the future. Risks Related to Ownership of Our Common Stock The market price of our common stock may be volatile, and you could lose all or part of your investment. We cannot predict the prices at which our common stock will continue to trade. The market price of our common stock depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. In addition, the current limited public float of our common stock may increase the volatility of the trading price of our common stock, which may be further increased due to retail investor interest. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include, but are not limited to, the following: • actual or anticipated changes or fluctuations in our operating results; • our incurrence of any material amounts of indebtedness; • our ability to produce timely and accurate financial statements; • the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections; • announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments; • industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC; • rumors and market speculation involving us or other companies in our industry; • price and volume fluctuations in the overall stock market from time to time, including fluctuations due to general economic trends or market sentiment; • sales of substantial amounts of our common stock in the public markets, particularly sales by our directors, executive officers, and principal stockholders, or the perception that such sales might occur; • the overall performance of the stock market or technology companies; • the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders, as well as the anticipation of lock-up releases; • failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet financial analysts’ estimates or the expectations of investors; Table of Contents 66

• actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally; • litigation or other proceedings involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors or others that may be associated with us; • developments or disputes concerning our intellectual property rights, or third-party intellectual property or other proprietary rights that we rely on or have implemented into our platform; • new laws or regulations or new interpretations of existing laws or regulations applicable to our business; • any major changes in our management or our board of directors; • the global political, economic, and macroeconomic climate, including, but not limited to, actual or perceived instability in the financial industry, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, labor shortages, the imposition of trade barriers, tariffs, and other protectionist measures, supply chain disruptions, potential recession, inflation, and interest rate volatility; • other events or factors, including those resulting from acts of war, terrorism, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, or responses to these events; and • actual or perceived cybersecurity incidents. In addition, the stock market in general, and the market for financial technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic uncertainty. These economic, political, regulatory, and market conditions may negatively impact the market price of our common stock, regardless of our actual operating performance. In the past, securities class action litigation and derivative litigation have often been instituted against companies following periods of volatility in the market price of a company’s securities. These types of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant litigation defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. Any of the above potential effects relating to potential volatility in the market price of our common stock could have an adverse effect on our business, operating results, and financial condition. Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline. Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline. Upon the expiration of the Lock-up Period, as defined and described further below, certain shares of our common stock will be freely tradable without restrictions or further registration under the Securities Act, except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act (including any shares that were purchased by any of our affiliates in the IPO), will only be able to be sold in compliance with Rule 144 under the Securities Act. In connection with the IPO, we, all of our directors and executive officers, the selling stockholders in the IPO, and certain other holders are subject to market stand-off agreements or have agreed not to offer, Table of Contents 67 sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters for the IPO, during the period ending the earlier of (i) the opening of trading on the second trading day following the date of our release of earnings for the fiscal quarter ending April 30, 2026, or (ii) the date that is 180 days after December 11, 2025, which is the date of the Final Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, on December 12, 2025 (such period, the “Lock-up Period”), subject to certain customary exceptions and certain provisions that provide for the release of certain shares of our common stock. When the Lock-up Period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the Lock-up Period. Sales of a substantial number of such shares upon expiration of the Lock-up Period, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate. In addition, as of January 31, 2026, we had stock options and RSUs outstanding that, if fully exercised or vested and settled, as applicable, would result in the issuance of 23,755,365 shares of common stock and 15,676,155 shares of common stock, respectively, and we also had outstanding warrants exercisable for the purchase of 1,953,463 shares of common stock, as well as 437,415 shares of common stock issuable upon the conversion of outstanding SAFEs. All of the shares of common stock issuable upon the exercise, settlement, or conversion of stock options, warrants, or RSUs, and the shares reserved for future issuance under our equity incentive plans, are registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market stand-off agreements and applicable vesting requirements. Certain holders of our common stock have rights, subject to some conditions, to require us to file registration statements for the public resale of the common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders. We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline. If financial analysts issue inaccurate or unfavorable research regarding, or do not or cease to cover, our business and our common stock, our stock price and trading volume could decline. The trading market for our common stock is influenced by the research and reports that financial analysts publish about us, our business, our market, and our competitors. We do not control these analysts or the content and opinions included in their reports. As a newly public company, the analysts who publish information about our common stock have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding us and/or our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance, if any, or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline. We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock. Table of Contents 68

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and for repurchases of shares of our common stock under our share repurchase program, and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. Furthermore, we are restricted under our Amended Revolver from declaring or paying cash dividends. Accordingly, you must rely on sales of your common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment. We have incurred, and expect to further incur, substantial federal and state tax withholding and remittance obligations in connection with the settlement of RSUs. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition. We have incurred, and expect to further incur, substantial federal and state tax obligations in connection with the settlement of RSUs. A majority of the RSUs granted prior to the date of our IPO vest upon the satisfaction of service-based and performance-based vesting conditions. The performance- based vesting condition was satisfied in connection with our IPO, and a large number of RSUs vested and settled at the time of our IPO. Additional RSUs for which the performance-based vesting condition was satisfied in connection with our IPO will vest and settle during the 180-day period following the date of our IPO (or, subject to certain conditions, a shorter period). We used approximately $140.9 million to satisfy federal and state tax withholding and remittance obligations in connection with the net settlement of a portion of the RSUs outstanding as of October 31, 2025 for which the service-based vesting condition was satisfied before December 12, 2025 and for which the performance-based vesting condition was satisfied in connection with our IPO. In connection with the settlement of these RSUs, we withheld certain shares underlying RSUs and remitted federal and state taxes on behalf of the holders of such RSUs at an assumed 45% tax withholding rate based on the IPO price of $14.00 per share. For vested RSUs that have not settled, we may elect to satisfy related federal and state tax withholding and remittance obligations by (i) remitting cash on hand in connection with net settlement, which may include cash proceeds generated from our IPO, or (ii) requiring such RSU holders to sell a portion of such shares into the market during the restricted period utilizing sell-to-cover, through brokers on the applicable settlement date, with the proceeds of such sales to be delivered to us for remittance to the relevant taxing authorities. See “Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline.” If we decide to or are required to remit tax obligations on behalf of our employees, we could have significant cash outlays that could have an adverse effect on our financial condition. If we require that RSU holders utilize sell-to-cover, we expect each settlement and sell-to-cover transaction to extend over a multi-day period based on trading volumes. Because the purpose of sell-to-cover transactions is to generate proceeds sufficient to satisfy federal and state tax withholding obligations, the exact number of shares sold will depend on the sale prices of the common stock in such transactions and our stockholders’ personal tax rates. Shares sold by our executive officers, directors, and other employees in sell-to-cover transactions may have an adverse effect on the market price of our common stock. We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies could make our common stock less attractive to investors. We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation and our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. Table of Contents 69

We could be an emerging growth company for up to five years following the completion of our IPO, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non- affiliates equals or exceeds $700.0 million as of the prior July 31, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following January 31, or if we issue more than $1.0 billion in non- convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company” or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard. We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value. In March 2026, our board of directors authorized the share repurchase program, under which we may repurchase up to $100.0 million of shares of our outstanding common stock. The actual timing and amount of any repurchases will depend on a variety of factors, including stock price, trading volume, market and business conditions, regulatory requirements, and other considerations, all of which may be impacted by factors outside of our control. The share repurchase program could affect the trading price of our common stock, increase volatility, and any repurchases under the program could diminish our cash and cash equivalents and marketable securities available to fund working capital, capital expenditures, strategic acquisitions, investments, or business opportunities, and other general corporate purposes. The share repurchase program may be suspended, terminated or modified at any time for any reason, and we cannot guarantee that the share repurchase program will be fully consummated, or that it will enhance long-term stockholder value. Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management and members of our board of directors. Provisions in our restated certificate of incorporation and restated bylaws may have the effect of delaying or preventing a merger, acquisition or other change of control of the company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our restated certificate of incorporation and restated bylaws will include provisions that: • provide that our board of directors is classified into three classes of directors with staggered three-year terms; • permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships; • require supermajority voting to amend some provisions in our restated certificate of incorporation and restated bylaws; Table of Contents 70

• authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan; • provide that only the chairperson of our board of directors, our chief executive officer, our lead independent director, or a majority of our board of directors will be authorized to call a special meeting of stockholders; • eliminate the ability of our stockholders to call special meetings of stockholders; • do not provide for cumulative voting; • provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders; • prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders; • provide that our board of directors is expressly authorized to make, alter, or repeal our restated bylaws; and • establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings. Moreover, Section 203 of the Delaware General Corporation Law (“DGCL”), may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock. Our restated bylaws contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees. Our restated bylaws provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, any action to interpret, apply, enforce, or determine the validity of our restated certificate of incorporation or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine or asserting an “internal corporate claim” as defined in the DGCL. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in U.S. federal court. Table of Contents 71

Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition. General Risk Factors We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, we are exposed to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism, and other geopolitical unrest, such as the conflicts in the Middle East and Ukraine, and tensions between China and Taiwan, could cause disruptions in our business, the businesses of our partners or clients, or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. For example, our corporate offices are located in California, a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, in addition to causing business interruptions, also have impacts on inflation risk, food security, water security, and on our employees’ health and well-being. The insurance we maintain may be insufficient to cover our losses resulting from such business interruptions, and any incidents may result in loss of, or increased costs of, such insurance. Additionally, all the aforementioned risks will be further increased if we do not implement and maintain an effective disaster recovery plan or our partners’ or clients’ disaster recovery plans prove to be inadequate. We could be subject to securities class action litigation. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources from the operations of our business to such litigation, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors. Table of Contents 72

ITEM 1B. UNRESOLVED STAFF COMMENTS Not applicable. Table of Contents 73

ITEM 1C. CYBERSECURITY Risk Management and Strategy We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our clients to conduct financial transactions on our platform. As a result, our systems and operations as well as those of the third parties on which we rely to conduct certain key functions are vulnerable to cybersecurity incidents. We have developed and implemented a cybersecurity risk management program that has been integrated into our broader enterprise risk management framework. Our program is designed to protect our core platform, client assets, and sensitive data through a "Defense in Depth" architecture. Continuous Security Operations To identify and mitigate emerging threats, we employ a multi-layered testing strategy: • Detection. We utilize a Security Information and Event Management (SIEM) solution for 24/7 infrastructure monitoring and detection. • Assessment. We perform vulnerability scans, third-party penetration testing, and maintain a managed, third-party-hosted bug bounty program to encourage and compensate third-party security researchers. • Resilience. We maintain Business Continuity and Disaster Recovery (BCP and DR) plans that utilize geographic redundancy. Our resilience strategy includes annual tabletop exercises to verify our recovery protocols and communication chains. ◦ We also engage the assistance of third-party consultants to increase protection of our information, IT systems, and network to help secure long-term value for our stakeholders. ◦ Services provided by third-party consultants include, but are not limited to, regular assessments of our cybersecurity program, including cyber maturity assessments and penetration tests, and participating in incident response processes. Incident Management and Materiality Process We maintain a formal Engineering Incident Management Policy to govern the detection, escalation, and remediation of operational and security events. We maintain 24/7 on-call rotations with defined service level agreements (SLAs) for executive escalation to the VP of Engineering and Chief Technology Officer for critical issues. Upon escalation of a significant incident, we initiate a cross-functional assessment process involving Engineering leadership, Legal, and Compliance. This team evaluates the incident’s materiality by considering quantitative factors (e.g., remediation costs and lost revenue) and qualitative factors (e.g., reputational harm, impact on client relationships, and regulatory implications). This process is designed to ensure that if an incident is deemed material, a determination is reached without unreasonable delay to facilitate timely disclosure. Following high-priority incidents, we conduct formal post-mortems to drive continuous improvement. Standards and Certifications Our security posture is informed by the following international standards: • ISO27001:2022 - We maintain an Information Security Management System (ISMS) that was ISO/IEC 27001:2022 certified in the fiscal year ended January 31, 2026. • PCI DSS v4.0.1 - As part of our commitment to the security of the debit card functionality associated with the Cash Account service security, we successfully completed our annual assessment under PCI DSS v4.0.1 in the fiscal year ended January 31, 2026. Table of Contents 74

Governance Board of Directors Oversight The Audit Committee of the Board of Directors oversees our cybersecurity risk exposure. This committee receives quarterly briefings from our Head of Security regarding: • The status of our ISO 27001 and PCI DSS compliance postures. • Results of annual BCP/DR tabletop exercises and the performance of our vulnerability management programs. • Summaries of significant incidents and subsequent remediation efforts. Management’s Role in Assessing and Managing Material Risks Our cybersecurity strategy is executed by our Head of Security, who has over 15 years of experience in information security, and over 10 years of experience in the financial technology sector. The Head of Security oversees the administration of our Incident Management and BCP/DR policies, ensuring that security is integrated into the software development lifecycle. Third-Party Risk: We maintain a Third-Party Risk Management Policy and conduct security reviews of vendors, including for potential fourth-party risks, prior to and during their contracts. We require all third- party service providers with access to sensitive information to implement and maintain cybersecurity practices consistent with applicable legal and industry standards. Any identified risks, including potential fourth-party risks, are highlighted to internal business owners to help make informed risk-based decisions. We also require critical service providers to provide evidence of independent security audits (such as SOC 2 or ISO 27001). Cybersecurity Risk While to date no risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, financial condition, or results of operations, our systems and those of our clients and third-party service providers have been and might in the future be vulnerable to cybersecurity threats. For more information about risks related to cybersecurity threats that have materially affected or are reasonably likely to materially affect our business, financial condition, and results of operations, see “Risk Factors–Risks Related to Cybersecurity and Data Privacy” in this Form 10-K. Table of Contents 75

ITEM 2. PROPERTIES Our corporate headquarters is located in Palo Alto, California, where we currently have a lease commitment for a facility with an expiration date in 2028. We otherwise lease office facilities in San Francisco, California, and New York, New York. We believe our facilities are suitable for their present and intended purposes and are operating at a level consistent with the requirements of the industry in which we operate. We also believe that our leases are at competitive or market rates and do not anticipate any difficulty in leasing suitable additional space upon expiration of our current lease terms. ITEM 3. LEGAL PROCEEDINGS From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. Table of Contents 76

PART II ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information for Common Stock Our common stock has been listed on the Nasdaq Global Select Market under the symbol “WLTH” since December 12, 2025. Prior to that time, there was no public market for our stock. Holders of Record As of April 20, 2026, there were approximately 151 registered stockholders of our common stock. Because many shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to precisely estimate the total number of stockholders represented by these record holders. Dividend Policy We have never declared or paid any cash dividends on our common stock and do not expect to pay any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors relevant to our board of directors. Sales of Unregistered Securities From February 1, 2025 through December 12, 2025 (the date of the filing of our registration statement on Form S-8, File No. 333-292124), we granted an aggregate of 5,915,681 RSUs under the 2017 Plan, which may vest and be settled for an equal number of shares of our common stock. We believe the offers, sales, and issuance of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. Use of Proceeds On December 11, 2025, our registration statement on Form S-1 (File No 333-290583) relating to our IPO was declared effective by the SEC. Upon the closing of our IPO on December 15, 2025, we issued 21,468,038 shares of common stock at a public offering price of $14.00 per share, resulting in net proceeds of approximately $282.1 million, after deducting underwriting discounts and commissions but before deducting offering expenses payable by us. In addition, selling stockholders sold 13,147,346 shares of common stock in the IPO. We did not receive any proceeds from the sale of shares of common stock by the selling stockholders. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC acted as representatives of the underwriters for the offering. None of the expenses associated with our IPO were paid, directly or indirectly, to any of our directors or officers, any persons owning 10% or more of any class of equity securities, or to any of our affiliates. Table of Contents 77

As described in the Final Prospectus, we used a portion of the net proceeds to repay the $200.0 million of outstanding indebtedness under the Amended Revolver. There has been no material change in the planned use of proceeds from the IPO as described in the Final Prospectus. Issuer Purchases of Equity Securities In March 2026, the Company’s Board of Directors authorized a share repurchase program of up to $100.0 million of its common stock. No repurchases were made under the Share Repurchase Program during the fiscal year ended January 31, 2026. Stock Performance Graph This performance graph shall not be deemed “soliciting material” or to be “filed” with the SEC, for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act. This graph above compares the cumulative total stockholder return on our common stock with the cumulative total return of the KBW NASDAQ Financial Technology Index (“KFTX”) and the Standard & Poor’s 500 Index (“S&P 500”). The graph assumes (i) that $100 was invested at the market close on December 15, 2025, the date that our common stock commenced trading on the Nasdaq Global Select Market, the KBW Nasdaq Financial Technology Index, and the Standard & Poor’s 500 Index and (ii) reinvestment of gross dividends. The graph uses the closing market price on December 15, 2025 of $13.95 per share as the initial value of our common stock. The stock price performance shown in the graph represents past performance and should not be considered an indication of future stock price performance. ITEM 6. [RESERVED] Table of Contents 78

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following discussion and analysis of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 10-K. A discussion of the results of operations for fiscal year 2025 compared to fiscal year 2024 can be found in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our final prospectus filed with the SEC on December 12, 2025. There have been no material changes to those results since that filing. In addition to our historical operating results and financial position, this discussion contains forward-looking statements that are subject to risks and uncertainties. You should read the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward- looking statements contained in the following discussion and analysis. Our fiscal year ends on January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Company Overview Wealthfront is a technology-driven financial solutions platform specifically engineered to help digital native generations build long-term wealth through a broad, automated suite of investment, cash management, financial planning and borrowing and lending products. As of January 31, 2026, our platform served 1.4 million funded clients and had $94.1 billion in platform assets reflecting the deep trust we have established through fundamentally aligned incentives and a commitment to our clients' financial success. Our business model is designed to optimize for our clients’ success. Our focus on delivering fully automated services results in being one of the lowest cost producers in each category in which we participate. We share the savings directly with our clients, significantly reducing their fees, improving their financial outcomes, and enhancing their trust in us. This trust leads clients to add more money to our platform as they save, adopt new products and refer their friends, family, and co-workers. Our cost structure and our organic growth are business model advantages, and have enabled us to achieve our historic profitability, which allows us to further invest in our platform. Our revenue, earned primarily from platform asset-based fees, grows as clients’ wealth increases and they trust us with more assets. This aligns our incentives directly with our clients’ long-term financial success, allowing us to focus solely on growing and maintaining their wealth. We primarily generate revenue from cash management and investment advisory products. Cash management revenue is primarily earned from fees received for the delivery of cash management services, including our cash sweep program.2 Investment advisory revenue consists of fees charged for investment advisory and portfolio management services. Investment advisory fees are earned based on the market value, less fee waivers, of investment advisory assets. Other revenue primarily consists of fees earned from clients’ borrowings on margin and proxy distribution revenue earned through a partnership with a third-party investor communications company. Table of Contents 79 2 Wealthfront is not a bank, and we do not provide banking services or products directly to our clients. Clients are notified, via our website (including our Wealthfront Cash Account product page and Help Center), disclaimers included in certain advertising materials, legal disclosures provided on client account pages, and Wealthfront Advisers LLC’s Form ADV Part 2A Client Brochure, that Wealthfront does not provide direct banking services and such services are provided through third-party banking partners. Clients are able to view the names of our specific banking partners and the services which they provide on our website and certain disclosures.

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Key Business Metrics

We monitor the following key business metrics to help us evaluate our business, identify trends, formulate business plans and make strategic decisions:

	Fiscal Year Ended January 31,			
	2026	2025	$ Change	% Change
Platform assets ($ millions)	$ 94,106	$ 80,175	$ 13,931	17 %
Cash management	45,361	42,411	2,950	7 %
Investment advisory	48,745	37,764	10,981	29 %
Net deposits ($ millions)	$ 6,659	$ 17,714	$ (11,055)	(62)%
Funded clients (thousands)	1,417	1,212	205	17 %

Platform assets: We define "platform assets" as the total value of financial assets held by clients in their accounts as of a stated date on our platform. Net deposits and changes in value attributable to financial market performance are included in the change in platform assets in any given period. We further break down platform assets into two categories of products: cash management and investment advisory.

Platform assets were $94.1 billion as of January 31, 2026, an increase of $13.9 billion, or 17%, compared to January 31, 2025. The increase in platform assets was primarily due to a 7% year-over-year increase in cash management assets and a 29% year-over-year increase in investment advisory assets.

Net deposits: We define "net deposits" as the value of all assets clients have placed into products on our platform, net of withdrawals, over a defined period of time. We exclude changes in value attributable to financial market performance from this metric. We view net deposits as an important barometer of our ability to scale and grow organically and accumulate assets onto our platform. We view the relevant metric as net deposits on a platform-wide basis, not by individual product. Although net deposits can vary by product based on the economic environment, as described below, total net deposits provides a more comprehensive view of our growth because our platform offers diverse financial products that are designed to perform under a wide range of economic conditions, allowing the business to maintain resilience and increase total platform assets across market cycles and through extraordinary events.

Net deposits were $6.7 billion during the fiscal year ended January 31, 2026, a decrease of $11.1 billion, or 62%, compared to the prior fiscal year. The decline was primarily due to Cash Management net deposits as a lower absolute level of interest rates combined with Federal Reserve cuts toward the end of the fiscal year created a tough comparison to the prior fiscal year. When interest rates decline, we expect to see a slowdown in cash management asset growth but an increase in investment advisory asset growth, and vice versa. We refer to these periods as transition environments. Transition environments create an opportunity for us to grow cross product flows, that is cash management clients' cross account transfers to existing investment advisory accounts as well as cash management clients' cross product adoption of new investment advisory accounts, and vice versa. During the fiscal year ended January 31, 2026, we recorded the second-highest annual volume of cross product flows in our history enabling us to grow and retain platform assets through a transition environment.

Funded clients: We define "funded clients" as clients who, across all accounts, have a balance greater than zero as of the measurement date or had a balance greater than zero in at least one account at any time during the 45 consecutive calendar days ending as of the measurement date, including clients with a zero balance across all accounts as of the measurement date who met this criterion during that period. Individuals who shared funded joint accounts are each considered to be a separate funded client. The number of funded clients is as of a stated date and reflects our scale and monetization potential.

Funded clients were 1.4 million as of January 31, 2026, an increase of 0.2 million , or 17%, compared to January 31, 2025. The increase in funded clients was primarily due to an increase in new cash management clients.

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Non-GAAP Financial Measures Adjusted EBITDA and Adjusted EBITDA Margin We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to total revenue, net income (loss) and other results under GAAP, we utilize non-GAAP calculations of adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”). Adjusted EBITDA is defined as net income (loss), excluding:(i) interest expenses, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization, (iv) stock-based compensation expense, (v) change in fair value of the convertible note, warrant liabilities, and SAFEs, and (vi) nonrecurring expenses, if any. The above items are excluded from our Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, are not driven by core results of operations and render comparisons with prior periods and competitors less meaningful. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA and Adjusted EBITDA Margin in this Form 10-K because they are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, identify trends affecting our business and perform strategic planning and annual budgeting. The following table presents a reconciliation of net income (loss) and net income (loss) margin, the most directly comparable GAAP measures, to Adjusted EBITDA and Adjusted EBITDA margin, respectively: Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 Net income (loss) ............................................................................................... $ (42,066) $ 194,447 Add: Interest expenses .............................................................................................. 891 2,810 Provision for (benefit from) income tax .......................................................... (59,182) (55,218) Depreciation and amortization of property, software, and equipment, net ........................................................................................................................ 7,397 6,236 EBITDA (non-GAAP) ........................................................................................ (92,960) 148,275 Stock-based compensation expense ............................................................. 259,824 9,364 Change in fair value of convertible note, warrant liabilities, and SAFEs .. (1,450) (14,951) Employer payroll taxes on IPO-triggered vesting of equity awards ........... 5,275 — Adjusted EBITDA ............................................................................................... $ 170,689 $ 142,688 Total revenue ..................................................................................................... 364,993 308,859 Net income (loss) margin ................................................................................. (12) % 63 % Adjusted EBITDA Margin ................................................................................. 47% 46 % Components of Results of Operations Revenue Cash Management Cash management primarily consists of fees earned from program banks in our cash sweep program with respect to clients’ cash swept to each program bank (“Cash Account fees”). Cash Account fees are recognized daily and received on a monthly basis in arrears. We recognize Cash Account fees on a gross basis. We offer a referral incentive program for Cash Accounts whereby both the referred and referring Table of Contents 81 clients receive a promotional benefit on Cash Account balances for a limited period of time. Consideration paid, additional interest, to a referred client is accounted for as a reduction to Cash Account fees. Consideration paid, additional interest, to clients for referring a new client is accounted for as a marketing expense within our consolidated statements of operations. The amount of consideration paid in connection with Cash Account referrals through this promotional benefit program varies based on the Cash Account balance of each client participating in the program, as each such client receives a benefit in the form of an increased APY being passed along to that client for a period of time. From time to time we have also paid consideration to clients in connection with Cash Account referrals in the form of a fixed amount flat fee cash bonus. Investment Advisory Investment advisory consists of fees charged for investment advisory and portfolio management services. Investment advisory fees are earned based on a percentage applied to the market value, less fee waivers, of assets held in client accounts at the close of market. Investment advisory fees are recognized daily and charged to client accounts on a monthly basis in arrears. Advisory fee waivers are offered in connection with certain investing account referrals to each of the referred and referring clients on a portion of each such client’s own investing account balance, and such advisory fee waivers are accounted for as a reduction to investment advisory fees. We may also pay consideration to new clients in connection with investing account referrals in the form of a partial deposit match on deposits placed in the new client’s account within a specified period of time. Such consideration paid to a referred client is accounted for as a reduction to investment advisory fees, while the consideration paid to clients for referring a new client is accounted for as a marketing expense within our consolidated statements of operations. Other Revenue Other revenue primarily consists of net interest margin revenue and proxy distribution revenue. For the fiscal year ended January 31, 2026, other revenue decreased compared to the prior fiscal year due to the discontinuation of a product offering in November 2024. Costs and Operating Expenses Cost of revenue primarily consists of expenses related to cash management, brokerage platform, and data costs, inclusive of amortization of internally-developed software. Cash management costs primarily consist of amounts paid to a third party for the administration of our cash sweep program and debit card platform costs. Brokerage platform costs primarily consist of clearing and execution, money movement, tax reporting, client account maintenance, and individual retirement accounts custodial expenses. Data costs primarily consist of amounts paid for access to real- time market data and account linking. A large portion of our cost of revenue is variable and tied to Cash Account assets, new and existing clients and accounts, or money movement volumes. As the assets on our platform increase, the costs associated with maintaining and moving these assets to and from our platform also increase. We expect our cost of revenue to fluctuate from period to period and increase on an absolute basis as we grow. However, as a percentage of revenue our cost of revenue has declined and we expect our existing products’ cost of revenue as a percentage of revenue to continue to decline in the long term as we benefit from the scalability of our platform. Product Development Product development expense primarily consists of personnel-related costs, including stock-based compensation, for engineers, data scientists, product managers, and designers, and allocated overhead as well as certain costs for cloud computing, and other costs incurred in connection with the development of our platform and new products as well as the improvement of existing products. Table of Contents 82

We expect product development expense to increase on an absolute basis in the future as we continue to invest in enhancements to our platform, develop new products and improve existing products to serve the needs of our clients. As a percentage of revenue, we expect product development expense to decrease in the long term as we benefit from the scalability of our platform. General and Administrative General and administrative expense primarily consists of personnel-related costs, including stock- based compensation, for executive management and administrative functions, including finance and accounting, legal and compliance, and people operations, as well as general corporate and director and officer insurance. General and administrative expense also includes certain professional services costs, allocated overhead, and other business costs. We expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services. We expect general and administrative expenses to increase on an absolute basis to support the growth of our business. As a percentage of revenue, we expect general and administrative expense to decrease in the long term as we benefit from the scalability of our platform. Marketing Marketing expense primarily consists of performance and brand advertising, client referral costs, personnel-related costs, including stock-based compensation, and allocated overhead. Consideration paid to clients for referrals, including promotional incentives and cash awards, is recognized as a marketing expense as incurred. The consideration paid to the client for the act of referring another individual represents a distinct service provided by that client. We intend to continue investing in marketing to support client growth and expect marketing expense to fluctuate on an absolute and percentage of revenue basis from period to period depending on the attractiveness of efficient client acquisition opportunities. Operations and Support Operations and support expense primarily consists of personnel-related costs, including stock-based compensation and allocated overhead, inclusive of amortization of internally-developed software costs. We plan to continue to invest in operations and support expenses to adequately support significant client growth and expect operations and support to increase on an absolute basis. As a percentage of revenue, we expect operations and support expenses to decrease in the long term as we benefit from the scalability of our platform. Interest Expense Interest expense for the fiscal year ended January 31, 2026 primarily consists of commitment fees recognized as interest expense in connection with the our credit agreements with a third party, as defined in Note 7.— Financing Activities to the consolidated financial statements included in this Form 10-K. Interest expense for the fiscal year ended January 31, 2025 primarily consists of interest expense related to the loan agreement entered into in January 2022 with an investor and member of our board of directors to borrow up to $20.0 million (the “Bridge Loan”). We borrowed $10.0 million under the Bridge Loan in each of January 2022 and March 2022 for a total of $20.0 million. Borrowings under the Bridge Loan agreement accrued simple interest on the outstanding amounts at an interest rate of 10.0% per annum, based upon a year of 365 days and actual days elapsed. The Bridge Loan agreement was amended in August 2023 to extend the maturity date from April 2, 2024 to September 30, 2025 and allow for interest Table of Contents 83 to accrue on the outstanding balance of the Bridge Loan as of April 3, 2024 at a rate of 12.5% per annum, compounded annually from April 3, 2024 until September 30, 2025. The Bridge Loan was paid off in full in November 2024. Other Expense (Income), Net Other expense (income), net primarily consists of fair value changes arising from remeasurements of our convertible note, warrant liabilities, SAFEs, and dividend income from our money market sweep program. Provision for (Benefit From) Income Taxes The provision for (benefit from) income taxes primarily consists of federal, state and local, and foreign income taxes. Our effective tax rate fluctuates from period to period due to changes in the mix of income and losses in jurisdictions with a wide range of tax rates, changes resulting from the amount of recorded valuation allowance, permanent differences between GAAP and local tax laws, research and development tax credits, stock-based compensation, executive compensation, certain one-time items, and changes in uncertain tax positions related to research and development tax credits. Results of Operations The following table sets forth our consolidated statements of operations data for the periods indicated: Fiscal Year Ended January 31, (in thousands) 2026 2025 Revenue: Cash management ........................................................................................................... $ 271,700 $ 230,946 Investment advisory ......................................................................................................... 91,899 73,045 Other revenue ................................................................................................................... 1,394 4,868 Total revenue .............................................................................................................. 364,993 308,859 Costs and operating expenses: Cost of revenue ................................................................................................................. $ 38,007 $ 30,964 Product development ....................................................................................................... 212,437 64,515 General and administrative ............................................................................................. 149,128 29,092 Marketing ........................................................................................................................... 51,755 52,196 Operations and support ................................................................................................... 24,836 10,619 Total costs and operating expenses ........................................................................ 476,163 187,386 Interest expense ..................................................................................................................... 891 2,810 Other expense (income), net ................................................................................................ (10,813) (20,566) Income (loss) before income taxes ................................................................................ (101,248) 139,229 Provision for (benefit from) income taxes ........................................................................... (59,182) (55,218) Net income (loss) .................................................................................................................... $ (42,066) $ 194,447 Table of Contents 84

The following table sets forth stock-based compensation expense for the periods indicated below: Fiscal Year Ended January 31, (in thousands) 2026 2025 Product development .............................................................................................................. $ 127,414 $ 7,325 General and administrative .................................................................................................... 110,677 2,041 Marketing .................................................................................................................................. 8,472 536 Operations and support .......................................................................................................... 13,261 1,099 Total stock-based compensation expense .......................................................................... 259,824 11,001 Capitalized stock-based compensation expense ............................................................... — (1,637) Total stock-based compensation expense, net of amounts capitalized .......................... $ 259,824 $ 9,364 During the fiscal year ended January 31, 2026, we recognized share-based compensation for awards with performance-based conditions that vested and settled upon completion of the IPO. During the fiscal year ended January 31, 2025, share-based compensation for these awards was not yet recognized because the qualifying event, such as an IPO, had not occurred and therefore could not be considered probable. See Note 12. — Stock-Based Compensation of our consolidated financial statements included in this Form 10-K for more information. The following table sets forth the components of our consolidated statements of operations data, for each of the periods presented, as a percent of revenue: Fiscal Year Ended January 31, (as a percentage of revenue) 2026 2025 Revenue: Cash management ........................................................................................ 75% 74 % Investment advisory ...................................................................................... 25% 24 % Other revenue ................................................................................................ — % 2 % Total revenue ................................................................................................. 100% 100 % Costs and operating expenses: Cost of revenue ............................................................................................. 10% 10 % Product development .................................................................................... 58% 21 % General and administrative .......................................................................... 41% 9 % Marketing ........................................................................................................ 14% 17 % Operations and support ................................................................................ 7% 3 % Total costs and operating expenses .......................................................... 130% 60 % Interest expense ............................................................................................ — % 1 % Other expense (income), net ....................................................................... (3) % (7) % Income (loss) before income taxes ............................................................ (27) % 46 % Provision for (benefit from) income taxes .................................................. (16) % (18) % Net income (loss) .......................................................................................... (11) % 64 % Comparison of the Fiscal Years Ended January 31, 2026 and January 31, 2025 Total Revenue Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 $ Change % Change Cash management.................................... $ 271,700 $ 230,946 $ 40,754 18 % Investment advisory .................................. 91,899 73,045 18,854 26 % Other revenue ............................................ 1,394 4,868 (3,474) (71) % Total revenue ............................................. $ 364,993 $ 308,859 $ 56,134 18 % Table of Contents 85

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Total revenue increased by $56.1 million, or 18% for the fiscal year ended January 31, 2026 compared to the prior fiscal year, primarily driven by an increase in cash management and investment advisory assets.

Cash Management[3]

	Fiscal Year Ended January 31,			
(in millions, except annualized rate and percentages)	**2026**	**2025**	**Change**	**% Change**
Cash management assets (off-balance sheet), beginning of the period	$ 42,411	$ 29,361	$ 13,050	44 %
Cash management assets (off-balance sheet), end of the period	45,361	42,411	2,950	7 %
Average (1)	43,886	35,886	8,000	22 %
Cash management revenue	271.7	230.9	40.8	18 %
Annualized cash management fee rate (2)	0.62 %	0.64 %	(0.02)%	(4)%

(1) Average balance rows represent the simple average of the beginning of period and end of period balances.
(2) Annualized cash management fee rate is calculated by annualizing revenue for the given period and dividing by the applicable average asset balance.

Cash management revenue increased by $40.8 million, or 18%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase in cash management revenue was primarily attributable to a 22% increase in the average balance of cash management assets for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The annualized cash management fee rate declined by 4% for the fiscal year ended January 31, 2026 compared to the prior year. The compression in our cash management fee rate during the period primarily resulted from two factors: our strategic practice of maintaining client interest rates for a standard grace period (typically seven calendar days) following a Federal Reserve rate cut, and the inherent mathematical impact of converting annual percentage rates (APR) to annual percentage yields (APY) in a declining rate environment. These temporary yield protections are designed to enhance client trust and retention, though they result in a short-term reduction in the net fee captured.

Investment Advisory[4]

	Fiscal Year Ended January 31,			
(in millions, except annualized rate and percentages)	**2026**	**2025**	**Change**	**% Change**
Investment advisory assets (off-balance sheet), beginning of the period	$37,764	$28,240	$9,524	34 %
Investment advisory assets (off-balance sheet), end of the period	48,745	37,764	10,981	29 %
Average(1)	43,255	33,002	10,253	31 %
Investment advisory revenue	91.9	73.0	18.9	26 %
Annualized investment advisory fee rate (2)	0.21 %	0.22 %	(0.01)%	(4)%

(1) Average balance rows represent the simple average of the beginning of period and end of period balances.
(2) Annualized investment advisory fee rate is calculated by annualizing revenue for the given period and dividing by the applicable average asset balance.

Investment advisory revenue increased by $18.9 million, or 26%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase in investment advisory revenue was primarily driven by a 31% increase in the average balance of investment advisory assets for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The annualized investment advisory fee rate declined

[3] We accrue and/or recognize cash management revenue on a daily basis. The chart shows resulting averages for the periods presented.
[4] We accrue and/or recognize investment advisory revenue on a daily basis. The chart shows resulting averages for the periods presented.

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by 4% for the fiscal year ended January 31, 2026, compared to the prior fiscal year. The annualized investment advisory fee rate for the fiscal year ended January 31, 2026 was consistent with the prior year when using the daily average balance instead of the simple average. Utilizing daily average balances neutralizes the impact of significant investment advisory asset appreciation and net deposits that were concentrated in the latter portion of the reporting period. Other Revenue Other revenue decreased by approximately $3.5 million, or 71% for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The decline in other revenue was primarily due to the discontinuation of a product offering in November 2024. Total Costs and Operating Expenses Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 $ Change % Change Cost of revenue .......................................................................... $ 38,007 $ 30,964 $ 7,043 23 % Product development ................................................................. 212,437 64,515 147,922 229 % General and administrative ....................................................... 149,128 29,092 120,036 413 % Marketing ..................................................................................... 51,755 52,196 (441) (1) % Operations and support ............................................................. 24,836 10,619 14,217 134 % Total costs and operating expenses ....................................... $ 476,163 $ 187,386 $ 288,777 154 % Cost of Revenue Cost of revenue increased by $7.0 million, or 23%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase was primarily due to: • an increase of $3.2 million in cash management costs for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase in cash management costs was primarily due to increased cash assets held by clients in the cash sweep program; • an increase of $2.3 million in brokerage platform fees for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase in brokerage platform costs was primarily due to an increase in money movement volumes, clients and accounts; and • an increase of $1.6 million in other cost of revenue for the fiscal year ended January 31, 2026 compared to the prior fiscal year due primarily to increased amortization of internally developed software. See the section titled “Components of Operations—Costs and Operating Expenses” for additional information. Product Development Product development expenses increased by $147.9 million, or 229%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase was primarily due to an increase of $120.1 million in stock-based compensation due to IPO-triggered vesting of equity awards during the period. The increase was also due to an increase of $26.3 million in personnel-related expenses due to increased headcount, General and Administrative General and administrative expenses increased by $120.0 million, or 413%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase was primarily due to an increase of $108.6 million in stock-based compensation due to IPO-triggered vesting of equity awards during the Table of Contents 87 period. The increase was also due to an increase of $5.3 million in personnel-related expenses due to increased headcount and an increase of $3.6 million in professional fees. Marketing Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 $ Change % Change Performance and brand advertising ............................................ 27,048 30,953 $ (3,905) (13) % Client referral costs ........................................................................ 8,626 12,799 (4,174) (33) % Personnel-related costs ................................................................ 13,429 4,284 9,145 213 % Other marketing .............................................................................. 1,958 3,619 (1,661) (46) % Allocated overhead ........................................................................ 695 541 154 28 % Total ................................................................................................. $ 51,755 $ 52,196 $ (441) (1) % Marketing expenses decreased by $0.4 million, or 1%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The decrease was primarily due to a decrease of $8.1 million in advertising and client referral costs for the fiscal year ended January 31, 2026 compared to the prior fiscal year, partially offset by an increase of $7.9 million in stock-based compensation due to IPO-triggered vesting of equity awards. Operations and Support Operations and support expenses increased by $14.2 million, or 134%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase was primarily due to an increase of $12.2 million in stock-based compensation due to IPO-triggered vesting of equity awards as well as an increase of $2.1 million in personnel-related expenses due to increased headcount. Interest Expense Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 $ Change % Change Interest expense ............................................................................ $ 891 $ 2,810 $ (1,919) (68) % Interest expense decreased by $1.9 million, or 68%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The decrease was primarily due to the repayment of the Bridge Loan in November 2024. Other Expense (Income), Net Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 $ Change % Change Other expense (income), net ........................................................ $ (10,813) $ (20,566) $ 9,753 47 % Other expense (income), net increased by $9.8 million, or 47%, for the fiscal year ended January 31, 2026 compared to the prior fiscal year. The increase was primarily due to an increase of $13.5 million in fair value change in convertible note, warrant liabilities, and SAFEs partially offset by an increase of $3.7 million in dividend income from corporate cash swept into a money market fund. Table of Contents 88

Provision for (Benefit From) Income Taxes Fiscal Year Ended January 31, (in thousands, except percentages) 2026 2025 $ Change % Change Provision for (benefit from) income taxes ....................................... $ (59,182) $ (55,218) $ (3,964) NM Effective income tax rate ................................................................... (58.6) % (39.7) % The provision for (benefit from) income taxes decreased by $4.0 million for the fiscal year ended January 31, 2026 compared to the prior fiscal year, primarily due to the income tax benefit recorded on pre-tax losses for the fiscal year ended January 31, 2026, compared to the release of the valuation allowance on our U.S. federal and state deferred tax assets for the fiscal year ended January 31, 2025. For additional information, refer to Note 14. — Income Taxes to our consolidated financial statements included in this Form 10-K. Liquidity and Capital Resources Since inception, prior to our IPO, we have financed operations primarily through issuances of redeemable convertible preferred stock, borrowings, and cash flow from operating activities. On December 15, 2025, we completed our IPO, in which we issued 21,468,038 shares of common stock at a public offering price of $14.00 per share, resulting in net proceeds to us of approximately $282.1 million after deducting underwriting discounts and commissions but before deducting net settlement of equity awards in connection with the IPO and offering expenses payable by us. In addition, selling stockholders sold 13,147,346 shares of common stock in the IPO. We did not receive any proceeds from the sale of shares of common stock by selling stockholders. As of January 31, 2026, our primary sources of liquidity were our unrestricted cash and cash equivalents of $440.8 million. As of January 31, 2026, we were party to a credit agreement with a third-party financial institution to provide a revolving line of up to $250.0 million with a maturity date of October 13, 2028 (the “Amended Revolver”). No amounts were outstanding under the Amended Revolver as of January 31, 2026 Based on our current level of operations, we believe our available cash and cash provided by operations will be adequate to meet our future liquidity needs for at least the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including, but not limited to our growth, our ability to attract and retain platform assets, efforts to develop and improve our platform, the growth of new and existing products, marketing activities, potential merger and acquisition activity, and other strategic initiatives. Borrowings Revolving Credit Facility On October 31, 2024, we entered into a credit agreement (the “Credit Agreement”) with Wells Fargo Bank, N.A., as administrative agent, Wells Fargo Securities, LLC, as sole lead arranger and sole bookrunner, the letter of credit issuers from time to time party thereto, and the lenders from time to time party thereto to provide a revolving line of up to $50.0 million with a maturity date of October 30, 2025. On October 14, 2025, the Credit Agreement was amended and restated (the “Amended and Restated Credit Agreement”) to provide for a revolving credit facility of up to $250.0 million, including a subfacility of up to $25.0 million for letters of credit. The Amended Revolver provided us with the right to increase commitments under the Amended Revolver in an aggregate principal amount not to exceed $100.0 million. Loans under the Amended Revolver will incur interest, at our option at a rate per annum equal to either (i) a base rate determined by reference to the highest of (x) prime rate, (y) the federal funds Table of Contents 89

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effective rate plus 0.50%, and (z) the adjusted daily Secured Overnight Financing Rate ("SOFR") plus 1.00%, in each case plus the applicable interest margin, or (ii) the adjusted daily SOFR plus the applicable interest margin. The applicable interest margin for base rate loans ranges from 0.50% per annum to 1.00% per annum, and the applicable interest margin for adjusted daily SOFR loans ranges from 1.50% per annum to 2.00% per annum, in each case based on our consolidated total net leverage ratio. Additionally, we will be required to pay commitment fees of 0.25% per annum on the undrawn portion of the commitments under the Amended Revolver based on a consolidated total net leverage ratio less than 2.00 to 1.00, which increases to 0.375% per annum based on a consolidated total net leverage ratio greater than or equal to 2.00 to 1.00 but less than 3.00 to 1.00 and 0.50% per annum based on a consolidated total net leverage ratio greater than or equal to 3.00 to 1.00.

The Amended and Restated Credit Agreement contains financial covenants that require us (i) not to exceed a maximum consolidated total net leverage ratio of 3.50 to 1.00, (ii) to have a consolidated fixed charge coverage ratio of at least 1.25 to 1.00, and (iii) to have a tangible net worth of at least $200 million, in each case as of the end of each fiscal quarter. The Amended and Restated Credit Agreement also contains customary representations and customary affirmative and negative covenants (including restrictions on indebtedness, liens, investments, asset sales or dispositions, affiliate transactions, and certain payments, each subject to customary exceptions and baskets) and customary events of default (including, among other things, non-payment of obligations, inaccuracy of representation or warranty, non-performance of covenants and obligations, default on other material debt or hedging agreements, change of control, bankruptcy, or insolvency, ERISA events, material judgments, and actual or asserted invalidity or unenforceability of any financing documentation or liens securing obligations under financing documentation). The obligations under the Amended Revolver are guaranteed by certain wholly owned subsidiaries, including Wealthfront Advisers LLC and Wealthfront Software LLC, and subject to certain customary and other exceptions, are secured by liens on substantially all of our and the guarantors' assets. The Amended Revolver is not guaranteed by Wealthfront Brokerage LLC, Wealthfront Home Lending LLC, or Wealthfront Strategies LLC, or secured by a lien on any of their assets. The Amended Revolver matures on October 13, 2028.

On December 5, 2025, we drew $200.0 million on the Amended Revolver in order to pay $140.9 million of anticipated tax withholding, inclusive of both employee and employer payroll taxes, and remittance obligations in connection with the RSU Net Settlement and used a portion of the net proceeds from the IPO to repay such indebtedness. The $140.9 million of anticipated tax withholding and remittance obligations in connection with the RSU Net Settlement reduced the net proceeds from the IPO that we retained. No amounts were outstanding under the Amended Revolver as of January 31, 2026.

Cash Flows

The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Fiscal Year Ended January 31,	
(in thousands, except percentages)	**2026**	**2025**
Net cash provided by operating activities	$ 152,189	$ 123,150
Net cash used in investing activities	(1,138)	(5,843)
Net cash provided by (used in) financing activities	148,186	(58,546)

Operating Activities

Cash provided by operating activities was $152.2 million for the fiscal year ended January 31, 2026, primarily due to non-cash adjustments of $210.2 million, offset by net loss of $42.1 million and $15.9 million of changes in operating assets and liabilities. Non-cash adjustments of $210.2 million primarily reflect deferred income taxes, stock-based compensation, depreciation and amortization, non-cash lease expense, and fair value changes.

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Cash provided by operating activities was $123.2 million for the fiscal year ended January 31, 2025, primarily due to the net income of $194.4 million and changes in operating assets and liabilities of $10.0 million, offset by $54.2 million non-cash adjustments. Non-cash adjustments of $54.2 million primarily reflect deferred income taxes, stock-based compensation, depreciation and amortization, non-cash lease expense, and fair value changes. Investing Activities Cash used in investing activities was $1.1 million and $5.8 million, respectively, for the fiscal year ended January 31, 2026 and January 31, 2025, primarily due to $1.1 million of purchase of property, software, and equipment in the fiscal year ended January 31, 2026 and capitalized internally developed software of $5.3 million in the fiscal year ended January 31, 2025, respectively. Financing Activities Cash provided by financing activities was $148.2 million for the fiscal year ended January 31, 2026, primarily due to net proceeds from the issuance of common stock related to the IPO of $282.1 million, the issuance of common stock related to the ESPP of $0.2 million, and the exercise of stock options of $12.4 million, offset by taxes paid related to the net settlement of RSUs of $136.9 million, representing employee tax obligations, and equity issuance costs of $9.2 million. Cash used in financing activities was $58.5 million for the fiscal year ended January 31, 2025, primarily due to repayment of our outstanding borrowings of $29.1 million and repurchases of common stock of $37.0 million. Share Repurchase Program In March 2026, our board of directors approved a share repurchase program with authorization to purchase up to $100.0 million of our outstanding common stock. Repurchases under the share repurchase program may be made in the open market, in privately negotiated transactions, or by other methods, with the amount and timing of repurchases to be determined at our discretion, depending on market conditions and corporate needs. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Exchange Act. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our shares under this authorization. The share repurchase program does not obligate us to acquire any particular amount of our common stock, and may be modified, suspended, or terminated at any time at the discretion of our board of directors. We expect to fund repurchases with existing cash and cash equivalents and cash from operations. Regulatory Capital Requirements One of our subsidiaries, Wealthfront Brokerage LLC, is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined in SEC Rule 15c3-1. Net capital and the related net capital requirements may fluctuate on a daily basis. Wealthfront Brokerage LLC computes net capital under the alternative method as permitted by SEC Rule 15c3-1. Under the alternative method, Wealthfront Brokerage LLC is required to maintain minimum net capital equal to the greater of $250,000 or 2.0% of aggregate client debits (e.g., client-related receivables) as computed per Rule 15c3-3’s reserve formula. As of January 31, 2026, Wealthfront Brokerage LLC’s net capital was $150.3 million, which exceeded the alternative method minimum net capital requirement by $145.2 million. Contractual Obligations Leases Our principal contractual obligations as of January 31, 2026 include payments on minimum lease payments for operating leases. See Note 6. — Leases to the consolidated financial statements for the Table of Contents 91 fiscal years ended January 31, 2026 and 2025 included in this Form 10-K. As of January 31, 2026, the total future minimum lease payments for operating leases was $11.1 million. Purchase Commitments We also enter into guarantees and other similar arrangements in the ordinary course of business. For information on these arrangements, see Note 8. — Commitments and Contingencies to the consolidated financial statements for the fiscal years ended January 31, 2026 and 2025 included in this Form 10-K. As of January 31, 2026, our non-cancelable purchase commitments primarily relate to our cloud computing services consisting of total future minimum service payments of $14.2 million. Off-Balance Sheet Arrangements We did not have, and we do not currently have, any off-balance sheet financing arrangements, as defined in Regulation S-K, during the periods presented that have or are reasonably likely to have a current or future material effect on our financial condition, changes in our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources. Recent Accounting Pronouncements See Note 2. — Summary of Significant Accounting Policies to the consolidated financial statements included in this Form 10-K for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this Form 10-K. Critical Accounting Policies and Estimates Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements and the related notes thereto, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we apply accounting policies and estimates that affect the reported amounts and related disclosures. Inherent in such policies are certain key assumptions and estimates made by management, which we believe best reflect our underlying business and economic conditions. Our estimates are based on historical experience and various other factors and assumptions that we believe are reasonable under the circumstances. We regularly re-evaluate our estimates used in the preparation of the consolidated financial statements based on our latest assessment of the current and projected business and economic environment. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates. Income Taxes We make significant judgments and estimates to determine any valuation allowance recorded against deferred tax assets. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe that they will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets including, but not limited to, historical cumulative loss experience and expectations of future earnings, tax planning strategies, and the carry-forward periods available for tax reporting purposes. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, our tax provision would increase or decrease in the period in which the assessment is changed. We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized. We account for uncertain tax positions as a component of income tax expense or benefit. We make adjustments to these uncertain tax positions in accordance Table of Contents 92 with applicable income tax guidance and based on changes in facts and circumstances. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact to our consolidated financial statements and operating results. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. Information relating to quantitative and qualitative disclosures about these market risks is described below. Interest Rate Risk Our cash and cash equivalents as of January 31, 2026 were held primarily in cash deposits and money market funds. The fair value of our cash and cash equivalents would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. A hypothetical 100 basis point increase or decrease in interest rates would not have a material effect on our financial results. Future borrowings under our credit facility will bear interest based on an applicable margin over underlying index rates. Because the interest rates applicable to borrowings under the credit facility are variable, we are exposed to market risk from changes in the underlying index rates, which affect our cost of borrowing. Market-Related Credit Risk We are indirectly exposed to equity securities risk in connection with securities collateralizing margin loan receivables, as well as risk related to our securities lending activities. We manage risks associated with margin activities by requiring clients to maintain collateral in compliance with internal and, as applicable, regulatory guidelines. We monitor required margin levels daily and require our clients to deposit additional collateral, or to reduce positions, when necessary. We continuously monitor client accounts to detect increased risk to us. We manage risks associated with our securities lending activities by requiring credit approvals for counterparties, by monitoring the market value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary. Table of Contents 93

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA WEALTHFRONT CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Audited Consolidated Financial Statements as of and for the Fiscal Years Ended January 31, 2026 and 2025 Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) ....................................... 95 Consolidated Balance Sheets ...................................................................................................................... 96 Consolidated Statements of Operations ..................................................................................................... 97 Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) ......................................................................................................................................................... 98 Consolidated Statements of Cash Flows ................................................................................................... 99 Notes to Consolidated Financial Statements ............................................................................................. 101 Page Table of Contents 94

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Stockholders and the Board of Directors of Wealthfront Corporation Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Wealthfront Corporation (the Company) as of January 31, 2026 and 2025, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with U.S. generally accepted accounting principles. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2016. San Francisco, California April 24, 2026 Table of Contents 95

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CONSOLIDATED BALANCE SHEETS

(in thousands, except shares and per share data)	January 31, 2026	January 31, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 440,805	$ 142,860
Cash segregated and on deposit for regulatory purposes	10,375	9,083
Due from clients	227,413	118,518
Accounts receivable	33,127	29,127
Client-held fractional shares	514,877	28,057
Other current assets	49,187	18,805
Total current assets	1,275,784	346,450
Deferred tax assets, net	119,749	60,194
Operating lease right-of-use asset	8,696	11,229
Property, software, and equipment, net	7,755	14,723
Other noncurrent assets	3,745	2,610
Total assets	$ 1,415,729	$ 435,206
Liabilities, redeemable convertible preferred stock, and stockholders' equity		
Current liabilities:		
Accounts payable	$ 7,299	$ 6,467
Accrued liabilities	8,830	7,517
Due to clients	30,209	9,452
Payable to clearing broker	227,439	118,174
Current portion of operating lease liabilities	4,101	3,556
Fractional shares repurchase obligation	514,877	28,057
Total current liabilities	792,755	173,223
Operating lease liabilities, net of current portion	6,292	9,796
Other noncurrent liabilities	1,993	9,651
Total liabilities	801,040	192,670
Commitments and contingencies (Note 8)		
Redeemable convertible preferred stock, $0.0001 par value per share; 0 and 85,490,483 shares authorized as of January 31, 2026 and January 31, 2025, respectively; 0 and 69,914,359 shares issued and outstanding as of January 31, 2026 and January 31, 2025, respectively; aggregate liquidation preference of $0 and $229,543 as of January 31, 2026 and January 31, 2025, respectively	—	227,198
Stockholders' equity:		
Common stock, $0.0001 par value per share; 214,611,134 shares authorized as of January 31, 2026 and January 31, 2025; 151,782,411 and 41,532,599 shares issued as of January 31, 2026 and January 31, 2025; 150,305,463 and 40,110,106 shares outstanding as of January 31, 2026 and January 31, 2025, respectively	12	4
Treasury stock, at cost; 1,476,948 and 1,422,493 shares held as of January 31, 2026 and January 31, 2025, respectively	(13,052)	(12,593)
Additional paid-in capital	769,730	127,862
Accumulated deficit	(142,001)	(99,935)
Total stockholders' equity	614,689	15,338
Total liabilities, redeemable convertible preferred stock, and stockholders' equity	$ 1,415,729	$ 435,206

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except shares and per share data)	Fiscal Year Ended January 31,		
	2026	2025	2024
Revenue:			
Cash management	$ 271,700	$ 230,946	$ 154,800
Investment advisory	91,899	73,045	56,095
Other revenue	1,394	4,868	5,819
Total revenue	364,993	308,859	216,714
Costs and operating expenses:			
Cost of revenue	38,007	30,964	22,898
Product development	212,437	64,515	57,558
General and administrative	149,128	29,092	23,766
Marketing	51,755	52,196	21,150
Operations and support	24,836	10,619	9,767
Total costs and operating expenses	476,163	187,386	135,139
Interest expense	891	2,810	2,000
Other expense (income), net	(10,813)	(20,566)	986
Income before income taxes	(101,248)	139,229	78,589
Provision for (benefit from) income taxes	(59,182)	(55,218)	1,623
Net income (loss)	$ (42,066)	$ 194,447	$ 76,966
Earnings per share:			
Basic	$ (0.74)	$ 4.99	$ 2.06
Diluted	$ (0.76)	$ 1.31	$ 0.54
Weighted-average shares outstanding used in computing earnings per share:			
Basic	56,647,662	38,990,556	37,297,221
Diluted	56,890,456	138,660,318	143,878,296

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except for number of shares)	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balances as of January 31, 2023	69,914,359	$ 227,198	36,897,306	$ 4	$ —	$ 98,793	$ (371,348)	$ (272,551)
Net income	—	—	—	—	—	—	76,966	76,966
Issuance of common stock upon exercise of vested stock options	—	—	2,041,617	—	—	1,079	—	1,079
Issuance of common stock upon settlement of restricted stock units (RSUs)	—	—	21,632	—	—	—	—	—
Change in early exercise liability	—	—		—	—	396	—	396
Stock-based compensation expense	—	—		—	—	13,255	—	13,255
Balances as January 31, 2024	69,914,359	$ 227,198	38,960,555	$ 4	$ —	$ 113,523	$ (294,382)	$ (180,855)
Net income	—	—	—	—	—	—	194,447	194,447
Issuance of common stock upon exercise of vested stock options	—	—	2,568,044	—	—	4,919	—	4,919
Issuance of common stock upon settlement of RSUs	—	—	4,000	—	—	—	—	—
Repurchases of common stock, including retirement of 85,034 shares	—	—	(3,352,224)	—	(35,287)	(1,750)	—	(37,037)
Reissuance of treasury stock	—	—	1,929,731	—	22,694	—	—	22,694
Change in early exercise liability	—	—	—	—	—	169	—	169
Stock-based compensation expense	—	—	—	—	—	11,001	—	11,001
Balances as of January 31, 2025	69,914,359	$ 227,198	40,110,106	$ 4	$ (12,593)	$ 127,862	$ (99,935)	$ 15,338
Net loss	—	—	—	—	—	—	(42,066)	(42,066)
Issuance of common stock upon exercise of stock options, including early exercises	—	—	6,649,247	—	—	12,439	—	12,439
Issuance of common stock upon settlement of RSUs, net of tax withholdings	—	—	11,780,753	—	—	(136,855)	—	(136,855)
Issuance of common stock upon IPO	—	—	21,468,038	—	—	282,070	—	282,070
IPO offering costs	—	—	—	—	—	(9,162)	—	(9,162)
Repurchase of common stock	—	—	(54,455)	—	(459)	—	—	(459)
Issuance of common stock upon conversion of redeemable convertible preferred stock and SAFEs	(69,914,359)	(227,198)	70,351,774	8	—	233,399	—	233,407
Employee Stock Purchase Plan compensation expense	—	—	—	—	—	153	—	153
Share-based compensation expense	—	—	—	—	—	259,824	—	259,824
Balances as of January 31, 2026	—	$ —	150,305,463	$ 12	$ (13,052)	$ 769,730	$ (142,001)	$ 614,689

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended January 31		
(in thousands)	2026	2025	2024
Operating activities			
Net income (loss)	$ (42,066)	$ 194,447	$ 76,966
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property, software, and equipment, net	7,397	6,236	6,037
Non-cash lease expense	3,280	3,066	2,899
Cash interest paid on convertible note	—	(904)	(12,194)
Cash interest paid on related-party long-term debt	—	(6,193)	—
Non-cash interest expense on related-party long-term debt	—	2,272	2,000
Deferred income taxes	(59,555)	(60,194)	—
Stock-based compensation expense	259,824	9,364	11,846
Impairment of internally developed software	709	—	—
Change in fair value of convertible note	—	(16,927)	1,270
Change in fair value of warrant liabilities	(1,517)	678	1,241
Change in fair value of simple agreement for future equity	66	1,298	1,979
Changes in operating assets and liabilities:			
Due from clients	(108,895)	(49,052)	47,696
Accounts receivable	(4,000)	(8,946)	(9,313)
Other current and noncurrent assets	(31,517)	(9,890)	(976)
Accounts payable	832	3,287	734
Accrued liabilities	1,313	2,116	1,722
Due to clients	20,757	7,127	(7,548)
Payable to clearing broker	109,265	48,761	(47,353)
Deferred revenue	—	—	(1,062)
Lease liabilities	(3,705)	(3,396)	(3,101)
Other noncurrent liabilities	—	—	75
Net cash provided by operating activities	152,189	123,150	72,918
Investing activities			
Purchases of property, software, and equipment	(1,138)	(533)	(502)
Capitalized internally developed software	—	(5,310)	(4,661)
Net cash used in investing activities	(1,138)	(5,843)	(5,163)
Financing activities			
Repayment of convertible note	—	(29,122)	(40,578)
Principal repayment of related-party long-term debt	—	(20,000)	—
Proceeds from draw on credit facility	200,000	—	—
Repayment of draw on credit facility	(200,000)	—	—
Taxes paid related to net share settlement of equity awards in connection with IPO	(136,855)	—	—
Proceeds from issuance of common stock	282,222	—	—
IPO offering costs	(9,162)	—	—
Proceeds from exercise of stock options, including early exercises	12,439	4,919	1,079
Repurchase of common stock	(459)	(37,037)	—
Proceeds from issuance of treasury stock	—	22,694	—
Net cash provided by (used in) financing activities	$ 148,186	$ (58,546)	$ (39,499)
Net increase in cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash and cash equivalents	299,237	58,761	28,256

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Cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash and cash equivalents at the beginning of the period ......................... 154,553 95,792 67,536 Cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash and cash equivalents at the end of the period .................................... $ 453,790 $ 154,553 $ 95,792 Supplemental disclosures of cash flow information Cash paid for interest ..................................................................................................................... $ 9,127 $ 12,240 $ 17,445 Non-cash investing activities Stock-based compensation included in capitalized internally developed software .............. $ — $ 1,637 $ 1,409 Non-cash recognition of new lease .............................................................................................. $ 747 $ — $ — Non-cash financing activities Issuance of common stock from conversion of preferred stock and SAFEs ......................... $ 233,399 $ — $ — Change in early exercise of options liability ................................................................................ $ — $ 169 $ 396 Retirement of common stock ........................................................................................................ $ — $ (1,750) $ — The following presents cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash and cash equivalents Cash and cash equivalents $ 440,805 $ 142,860 $ 86,721 Cash segregated and on deposit for regulatory purposes 10,375 9,083 6,461 Restricted cash and cash equivalents in other noncurrent assets .......................................... 2,610 2,610 2,610 Total cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and restricted cash and cash equivalents ............................................................ $ 453,790 $ 154,553 $ 95,792 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 100

1. Description of Business Wealthfront Corporation, a Delaware corporation incorporated in January 2007 (together with its consolidated subsidiaries, “Wealthfront” or the “Company”), is a technology company that built a financial solutions platform for digital natives to turn their savings into long-term wealth. The Company’s broad suite of products, including cash management, investing, borrowing and lending, and financial planning solutions, address the diverse financial needs of its clients regardless of the economic environment. Clients have ownership of the securities they transact on the Company’s platform, including those that collateralize margin loans, and, as a result, such securities are not presented on the consolidated balance sheets, other than client-held fractional shares which are presented gross. The Company’s significant, wholly owned subsidiaries include Wealthfront Advisers LLC, a U.S. Securities and Exchange Commission (“SEC”)-registered investment adviser, and Wealthfront Brokerage LLC, an SEC-registered broker-dealer and a member of the Financial Industry Regulatory Authority. Initial Public Offering On December 15, 2025, the Company closed its IPO of 34,615,384 shares of its common stock at a public offering price of $14.00 per share. In the IPO, 21,468,038 shares of common stock were sold by the Company and 13,147,346 shares of common stock were sold by selling stockholders. The Company’s net proceeds from the sale of common stock were $282.1 million, partially offset by underwriting discounts and commissions payable by the Company of $18.5 million. In connection with the IPO, all of the outstanding shares of convertible preferred stock automatically converted into 69,852,421 shares of common stock and all warrants became exercisable at a weighted average price of $2.73 per share for an aggregate of 1,953,463 shares of common stock. Upon completion of the IPO, approximately $9.2 million of deferred offering costs were reclassified into stockholders’ equity as a reduction of the IPO proceeds. The Company recognized a one-time cumulative share-based compensation expense of approximately $239.0 million related to RSUs for which the time-based vesting condition was satisfied or partially satisfied when the performance condition was satisfied. The performance condition was satisfied upon the completion of the IPO. The Company incurred $140.9 million of tax withholdings and remittance obligations in connection with the net settlement of RSUs upon IPO completion, inclusive of employee and employer payroll tax obligations. 2. Summary of Significant Accounting Policies Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the applicable rules and regulations of the SEC. The consolidated financial statements include the accounts of Wealthfront and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Segment Information Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM is its Chief Executive Officer (“CEO”). The Company operates and reports financial information in one operating segment. This is because the CODM considers company-wide key performance metrics and utilizes consolidated net income (loss) to allocate resources and determine performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results. The significant segment expenses reviewed by the CODM conform to the presentation of such items in the consolidated statements of operations. The CODM does not review segment assets at a different asset level or category other than the amounts disclosed in the consolidated balance sheets. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 101

All revenue and long-lived assets in these consolidated financial statements relate to contracts with clients located in the United States of America. Use of Estimates The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. The Company bases its estimates on current and past experiences, to the extent historical experience is predictive of future performance and various other assumptions that are believed to be reasonable, under these circumstances. Appropriate adjustments, if any, are made to the estimates prospectively based upon such periodic evaluation. Actual results could differ from these estimates and could have a material adverse effect on the Company’s business. Estimates, judgments and assumptions in these consolidated financial statements include, but are not limited to: the valuation of allowance for credit losses, warrant liabilities, SAFEs (as defined below), and a convertible note; useful lives assigned to property and equipment; the discount rates used for leases; stock-based compensation; and the realizability of deferred tax assets, net and uncertain tax positions. Concentrations of Credit Risk The Company’s financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents, restricted cash and cash equivalents, margin loans to its clients, and the convertible note. Although the Company deposits corporate cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. The Company has not experienced any losses on deposits of cash and cash equivalents. Cash equivalents consist of highly liquid investments that are invested at financial institutions in the United States. Management believes that the institutions are financially stable and, accordingly, minimal credit risk exists. The Company engages in trading and brokerage activities on behalf of clients with broker-dealers, banks, and other financial institutions, exposing it to counterparty risk. While equity defaults are typically shared among clearinghouse members, the Company monitors counterparty creditworthiness as needed. Deferred Offering Costs Deferred offering costs primarily consist of accounting, legal, and other fees directly related to the Company’s IPO. Upon consummation of the IPO in December 2025, the deferred offering costs of $9.2 million were reclassified to stockholders’ equity (deficit) and recorded against the proceeds from the IPO. Revenue Recognition The amount of revenue recognized by the Company is measured based on the consideration specified within the contracts with clients. The Company recognizes revenue when a performance obligation is satisfied over time as the services are performed or at a point in time, depending on the nature of the services provided, as further discussed below. The Company has elected the “as-invoiced” practical expedient which allows for revenue to be recognized based on the contractual amount the Company has the right to invoice, as the amount corresponds directly with the value of the services performed to-date. A description of the Company’s revenue streams is as follows: Cash Management Cash management revenue primarily consists of fees earned from program banks daily in the Company’s cash sweep program on clients’ cash swept to each program bank (“Cash Account fees”). Cash management services represent a distinct integrated service, and revenue is recognized over time Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 102

as the services are performed because clients simultaneously receive and consume the benefits of the services. Cash account fees are considered variable consideration as there is uncertainty in the amount of revenue depending on deposits held at the program banks, which is outside of the Company’s influence. Cash account fees consist of the difference between the total amount paid by program banks on deposits held at the program bank and the amount paid by program banks to the Company's clients at the rate set by the Company. During the fiscal years ended January 31, 2026, 2025, and 2024, the Company offered a referral incentive program whereby both the referred and referring clients received an interest rate promotional benefit on Cash Account balances for a limited period of time. Consideration paid to clients for receiving a referral is accounted for as a reduction to cash management revenue when earned. Consideration paid to clients for referring a new client is accounted for as a marketing expense in the consolidated statements of operations. Investment Advisory Investment advisory consists of fees charged for investment advisory and portfolio management services. Investment advisory services represent a series of distinct services that are substantially the same and have the same pattern of transfer to the client, and revenue is recognized over time as the services are performed because clients simultaneously receive and consume the benefits of the services. Investment advisory fees are earned based on a percentage applied to the market value, less fee waivers, of assets held in client accounts at the close of market. Investment advisory fees are recognized daily and charged to client accounts on a monthly basis in arrears. Other Revenue Other revenue primarily consists of net interest margin revenue and proxy distribution revenue. For the fiscal year ended January 31, 2025, other revenue included a discontinued product. Net interest margin revenue is earned from clients’ borrowings on margin, secured by securities and cash held on behalf of the clients, less interest expense incurred related to the funding costs associated with the margin loans. Revenue is recognized over time as interest is earned on the outstanding margin loans using the applicable interest method, as clients simultaneously receive and consume the benefits of financing. The Company generated $8.6 million of margin interest revenue and incurred $8.3 million of margin interest expense for the fiscal year ending January 31, 2026. Proxy distribution revenue is earned through a partnership with a third-party investor communications company. The Company provides certain stockholder information for proxy voting materials to the third- party company, which is used to send investor materials to stockholders, such as materials related to stockholder meetings and voting instruction forms. The Company earns a share of the revenue the third party receives from issuers and recognizes revenue at a point in time when the stockholder information is provided to the third party, which satisfies the Company’s performance obligation. Contract Balances Contract assets are rights to consideration in exchange for services that the Company has transferred to a client when such a right is conditional on something other than the passage of time. In some arrangements, a right to consideration for the Company’s performance under the client contract may occur before payment is received, resulting in an accounts receivable. Cost of Revenue and Operating Expenses Cost of Revenue As the principal in the revenue arrangements, cost of revenue primarily consists of expenses related to cash management, brokerage platform, and data costs, inclusive of amortization of internally- developed software costs related to these services. Cash management costs primarily consist of amounts paid to a third party for the administration of the Company’s cash sweep program and debit card platform Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 103

costs. Brokerage platform costs primarily consist of clearing and execution, money movement, tax reporting, client account maintenance, and individual retirement accounts custodial expenses. Data costs primarily consist of amounts paid for access to real-time market data and account linking. Product Development Product development expense primarily consists of personnel-related costs, cloud computing costs, amortization of internally-developed software, and allocated overhead incurred in connection with the development of the Company’s platform and new products as well as the improvement of existing products. Marketing Marketing expense primarily consists of performance and brand advertising, client referral costs, personnel-related costs, and allocated overhead. Advertising and promotion costs are expensed as incurred as a component of marketing in the consolidated statements of operations. Advertising costs amounted to $35.7 million, $43.8 million and $16.5 million for the fiscal years ended January 31, 2026, 2025, and 2024 respectively. General and Administrative General and administrative expense primarily consists of personnel-related costs for executive management and administrative functions, including finance and accounting, legal, and people operations, as well as general corporate and director and officer insurance. General and administrative expense also include certain professional services costs, allocated overhead, and other business costs. Operations and Support Operations and support expense primarily consists of personnel-related costs, third-party service provider costs, and allocated overhead, inclusive of amortization of internally-developed software costs. Treasury Stock The Company records treasury stock purchases using the cost method, presenting the total acquisition costs of common stock as treasury stock in the consolidated balance sheets. If the Company subsequently reissues the repurchased shares, proceeds in excess of or less than the original cost are recorded to additional paid-in capital in the consolidated balance sheets. For retirement of shares, the Company reduces the common stock by an amount equal to the number of shares being retired multiplied by the par value and reduces additional paid-in capital for the amount in excess of the par value. Stock-Based Compensation Stock-based compensation related to stock-based awards is recognized based on the fair value of the awards granted. The Company determines fair value of stock-based awards on the grant date using the closing price of the Company’s common stock, which is traded on the Nasdaq Global Select Market. Prior to the IPO, the fair value of stock-based awards was estimated using the Black-Scholes-Merton (“BSM”) model, considering factors such as the expected term, fair value of common stock, expected volatility, risk-free interest rate, and dividend yield. The Company grants time-based equity awards that vest once the service is rendered and related stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Prior to the IPO, the time-based RSUs vested based upon the satisfaction of both a time-based service condition and a performance-based condition, defined as the earlier of: (i) the closing of certain, specific liquidation or change in control transactions, or (ii) an IPO of the Company’s common stock. The Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 104

Company recorded stock-based compensation expense associated with performance-based equity awards on an accelerated attribution method over the requisite service period, and only if performance- based conditions were considered probable to be satisfied. The performance-based condition for the pre- IPO grants was satisfied upon the occurrence of the IPO in December 2025, at which point the Company recorded a cumulative one-time share-based compensation expense determined using the awards’ grant- date fair value. Share-based compensation related to the remaining time-based service after the IPO is recorded over the remaining requisite service period. Awards containing time-based and performance- based conditions granted for the fiscal years ended January 31, 2026 and 2025 did not require the grantee to be employed upon satisfaction of the performance-based condition. For awards granted after the IPO, the time-based equity awards require the grantee to be employed by the Company as of the vesting date. The Company accounts for forfeitures as they occur. Forfeitures were immaterial for the fiscal years ended January 31, 2026, 2025, and 2024. Income Taxes Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established or adjusted where necessary to reduce deferred tax assets to amounts expected to be realized. The Company evaluates uncertain tax positions taken or expected to be taken each reporting period to determine whether the tax positions are more likely than not of being sustained upon challenge by the applicable tax authority. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties in other expense (income), net in the consolidated statements of operations. Earnings per Share Attributable to Common Stockholders The Company’s basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted earnings per share is calculated by giving effect to all potentially dilutive securities outstanding for the period utilizing the treasury stock method or the if- converted method based on the nature of such securities. Cash, Cash Equivalents, and Restricted Cash and Cash Equivalents The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of money market funds and certificates of deposit. Restricted cash and cash equivalents comprises cash and certificates of deposit required to be maintained with the Company’s brokerage service partners and third-party banks and is included in other noncurrent assets in the consolidated balance sheets. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 105

Cash Segregated and on Deposit for Regulatory Purposes Cash segregated and on deposit for regulatory purposes represent amounts segregated in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (“Rule 15c3-3”). Under Rule 15c3-3, a broker-dealer carrying client accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. Due from Clients Due from clients represents fully secured amounts owed to the Company. The Company offers its margin lending product to eligible clients collateralized by their respective security and cash holdings. The Company monitors margin levels and requires additional collateral or margin reduction to meet minimum collateral requirements based on fair value. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. The Company has no expectation of credit losses for amounts due from clients for margin loans that are fully secured, where the fair value of the collateral securing the balance is equal to or in excess of the receivable amount. This is based on an assessment of the composition of the collateral, potential future changes in collateral values, and historical credit loss information relating to fully secured receivables. If the fair value of the collateral is less than the outstanding margin loan due from a client, the Company recognizes an allowance for the difference. If the fair value of the collateral is greater than the amortized cost of the financial asset, and the Company reasonably expects that the collateral will be replenished as required, there is no expectation of credit losses. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. As of January 31, 2026 and 2025, the allowance for credit losses and related activity were immaterial. Due to Clients Due to clients primarily relates to client cash balances in their brokerage account. The cash balances typically arise from client cash received by the clearing firm or held in the bank account for the client’s benefit. This cash has not yet been directed towards client investment or cash management, or is pending withdrawal. Payable to Clearing Broker The Company has a loan payable to its clearing broker related to funds borrowed to finance client margin loans. The securities of clients with margin loan balances are segregated and made available to the clearing broker as collateral for the outstanding loan balance. Service charges payable to the clearing broker and interest payable to the clearing broker were immaterial as of January 31, 2026 and 2025. Fractional Share Program The Company operates a fractional share program for the benefit of its clients and maintains inventory of securities held exclusively for the fractional share program. This proprietary inventory is recorded within other current assets in the consolidated balance sheets. When a client purchases a fractional share, the Company records the cash received for the client- held fractional shares as pledged collateral and an offsetting liability to repurchase the share. The Company does not meet the criteria for derecognition under the accounting guidance and client-held fractional shares are accounted for as a secured borrowing. Proprietary inventory of securities, client-held fractional shares, and fractional shares repurchase obligation are measured at fair value at each reporting period via the election of the fair value option, with realized and unrealized gains and losses recorded in other expense (income), net in the consolidated statements of operations, which were immaterial during the fiscal years ended January 31, 2026 and 2025. The Company does not earn revenue from its clients when they purchase or sell fractional shares from the Company. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 106

Leases At lease commencement, an operating lease right-of-use (“ROU”) asset and lease liability are recognized based on the present value of lease payments over the lease term. While the operating leases may include options to extend the term, these options are not included when calculating the operating lease ROU asset and lease liability unless it is reasonably certain such options will be exercised. The Company uses the incremental borrowing rate to determine the present value of the future lease payments, which is the theoretical interest rate that the Company would pay to borrow under similar terms and payments on a collateralized basis for the lease. The Company applies the short-term lease measurement and recognition practical expedient to its leases with an initial term of 12 months or less, which are not recorded in the consolidated balance sheets. The Company’s lease agreements include both lease and non-lease components, such as common area maintenance, which are variable and are accounted for together with the lease as a single lease component. Property, Software, and Equipment, Net Property, software, and equipment are stated at cost, net of accumulated depreciation. Expenditures for repairs and maintenance are expensed in the period incurred. Depreciation is computed using the straight-line method based on estimated useful lives of the respective assets. Depreciation expense is included in the consolidated statements of operations, allocated to operations and support, product development, marketing, and general and administrative expenses based on relative payroll percentages by function. The Company capitalizes expenses for developing and enhancing internal-use software once the preliminary project stage is complete, it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized costs are amortized over the estimated useful life of the software on a straight-line basis. Amortization expense is included in the consolidated statements of operations, allocated to cost of revenue and operations and support, based on the nature of the underlying use of that software. The useful life of all capitalized internally developed software as of January 31, 2026 and 2025 was three years. Capitalization ceases when the software project is substantially complete and ready for its intended use. The Company capitalizes personnel-related expenses for employees directly involved in the internal-use software development, limited to the time directly spent on the projects. The estimated useful lives are as follows: Office equipment ............................................................. 3 years Network equipment ......................................................... 3 years Office furniture and fixtures ........................................... 5 years Leasehold improvements .............................................. Shorter of remaining lease term or estimated useful life Internally developed software ....................................... 3 years Impairment of Long-Lived Assets Long-lived assets, such as equipment, property and improvements, and internally-developed software assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models and quoted market values, as considered necessary. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 107

Financing Activities The Company occasionally borrows to finance its operating activities. Financing costs, such as bankers’ fees, origination fees, and legal fees, are deferred and amortized over the debt term. The Company capitalizes these costs and reports the amounts as a direct deduction of debt’s carrying amount. The Company calculates the effective interest rate based on the variable index in effect at each reporting period. Simple Agreement for Future Equity The Simple Agreement for Future Equity (“SAFE”) grants investors the right to receive the Company’s capital stock upon equity financing. The Company determined that the SAFEs are not legal forms of debt and are classified as liabilities. The Company initially records the SAFEs at fair value in other noncurrent liabilities in the consolidated balance sheets and they are remeasured at each balance sheet date with changes in fair value recognized in other expense (income), net in the Company’s consolidated statements of operations. Upon the closing of the Company’s IPO, all outstanding SAFEs were converted into shares of common stock pursuant to their contractual terms and are no longer reflected as SAFEs on the Company’s balance sheet. Warrants The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms. The assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and at each reporting period while the warrants are outstanding. For issued or modified warrants that meet all the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrant liabilities are initially recorded at fair value on the date of issuance within other noncurrent liabilities in the consolidated balance sheets and are remeasured at each balance sheet date with changes in fair value recognized in other expense (income), net in the consolidated statements of operations. The fair value of the warrants is estimated using the BSM option-pricing model. Related-Party Transactions From time to time, the Company enters into transactions with related parties. The Company defines related parties as members of the board of directors (the “board of directors”), executive officers, existing investors holding 10% or more of the Company’s outstanding stock, principal owners of the Company’s outstanding stock, and any immediate family members of each related party, as well as any other person or entity with significant influence over the management or operations of the Company. Refer to “Bridge Loan” in Note 7. — Financing Activities and Note 17. — Related Party Transactions for more information. Emerging Growth Company Status The Company is an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards. Recent Accounting Pronouncements Adopted In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in guidance improve reportable segment disclosure requirements, Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 108

primarily through enhanced disclosures about significant segment expenses. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the pronouncement on February 1, 2024. The Company applied the amendments retrospectively to all prior periods presented in the consolidated financial statements. In December 2023, the FASB issued ASU No. 2023-09, Income taxes (Topic 740): Improvements to Income Taxes Disclosures. This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the disclosure requirements of ASU 2023-09 prospectively for the fiscal year ended January 31, 2026. See Note 14.— Income Taxes for more information. Recent Accounting Pronouncements Not Yet Adopted In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments are expected to impact various disclosure areas, including the statement of cash flows, accounting changes and error corrections, earnings per share, debt, derivatives, and transfer of financial assets. The amendments will become effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. The Company is currently evaluating the impact of these amendments on the consolidated financial statements. In March 2024, the SEC adopted final rules, The Enhancement and Standardization of Climate- Related Disclosures for Investors, Release Nos. 33-11275 and 34-99678. The rules require registrants to provide certain climate-related information in their registration statements and annual reports. These rules require disclosures about climate-related risks that are reasonably likely to have a material impact on the registrant’s business, strategy, results of operations, or financial condition, governance and risk management related to climate risks, and certain climate-related financial statement metrics and related disclosures in the audited financial statements. In April 2024, the SEC stayed the effectiveness of the final rules and in March 2025 the SEC voted to end its defense of the climate disclosure rules in federal court. The Company will continue to monitor the status of the final rules and evaluate the potential impact. In November 2024, the FASB issued ASU No. 2024-03, Income Statement Expense Disaggregation Disclosures, which requires additional disclosures about certain amounts included in the expense captions presented on the statement of operations as well as disclosures about selling expenses. In January 2025, the FASB issued ASU No. 2025-01, which provides a delayed implementation timeline to give issuers additional time to prepare for the impacts of adopting ASU No. 2024-03. ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this amendment on the consolidated financial statements. In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Accounting for Software Costs, which provides a single capitalization model for internal-use software development and cloud implementation costs and replaces the current phase- based guidance. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied prospectively or modified retrospectively. The Company is currently assessing the impact of this new guidance on the consolidated financial statements. 3. Fair Value Measurements Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Assets and Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 109

liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are: • Level 1 – Observable inputs that reflect quoted prices (unadjusted) available in active markets for identical assets or liabilities. • Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable. • Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In addition, the Company considers and uses all valuation methods that are appropriate in estimating the fair value of an asset or liability. The following tables summarize the fair value of financial assets and liabilities and their classification by level of input within the fair value hierarchy as of January 31, 2026 and January 31, 2025 (in thousands): Financial Assets and Liabilities at Fair Value Total Level 1 Level 2 Level 3 January 31, 2026 Assets Cash equivalents Money market funds .................................... $ 406,837 $ 406,837 $ — $ — Certificates of deposit ................................. 2,600 2,600 — — Client-held fractional shares 514,877 514,877 — — Other current assets Proprietary inventory ................................... 1,500 1,500 — — Total financial assets at fair value $ 925,814 $ 925,814 $ — $ — Liabilities Other noncurrent liabilities Warrant liabilities ......................................... 1,993 — — 1,993 Fractional shares repurchase obligation 514,877 514,877 — — Total financial liabilities at fair value $ 516,870 $ 514,877 $ — $ 1,993 Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 110

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Notes to Consolidated Financial Statements

	Financial Assets and Liabilities at Fair Value			
	Total	Level 1	Level 2	Level 3
January 31, 2025				
Assets				
Cash equivalents				
Money market funds	$ 118,708	$ 118,708	$ —	$ —
Certificates of deposit	2,600	2,600	—	—
Client-held fractional shares	28,057	28,057	—	—
Other current assets				
Proprietary inventory	302	302	—	—
Total financial assets at fair value	$ 149,667	$ 149,667	$ —	$ —
Liabilities				
Other noncurrent liabilities				
SAFEs	6,141	—	—	6,141
Warrant liabilities	3,510	—	—	3,510
Fractional shares repurchase obligation	28,057	28,057	—	—
Total financial liabilities at fair value	$ 37,708	$ 28,057	$ —	$ 9,651

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial instruments that are measured at fair value on a recurring basis (in thousands):

	Convertible Note	Warrant Liabilities	SAFEs	Total
Balance at January 31, 2024	$ 46,953	$ 2,832	$ 4,843	$ 54,628
Mark-to-market adjustment	$ (16,927)	$ 678	$ 1,298	$ (14,951)
Repayment of interest	$ (904)	$ —	$ —	$ (904)
Repayment of principal	$ (29,122)	$ —	$ —	$ (29,122)
Balance at January 31, 2025	$ —	$ 3,510	$ 6,141	$ 9,651
Mark-to-market adjustment	—	(1,517)	66	(1,450)
Settlement (conversion to common stock)	—		(6,207)	(6,207)
Balance at January 31, 2026	$ —	$ 1,993	$ —	$ 1,993

There were no transfers between Level 1, Level 2, and Level 3 of the fair value hierarchy during the fiscal years ended January 31, 2026 and 2025.

4. Revenue

Disaggregation of Revenue

The principal categories the Company uses to disaggregate revenue reflect the type of service from which the revenue is generated, which is consistent with the presentation in the consolidated statements of operations.

Contract Balances

The revenue streams identified as being generated through contracts with clients are outlined in Note 2. — Summary of Significant Accounting Policies are all settled in arrears, in accordance with the Company's contracts with the applicable counterparties. Receivables relate to the Company's unconditional right to receive payment for its performance completed under the contract. The Company does not have deferred revenue as of January 31, 2026 and January 31, 2025. No other contract assets or liabilities existed as of January 31, 2026 and January 31, 2025.

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Notes to Consolidated Financial Statements

The table below sets forth the opening and closing balances for accounts receivable from contracts with clients (in thousands):

	Cash Management Receivable	Investment Advisory Receivable	Other Receivable	Total Accounts Receivable
Opening Balance, February 1, 2024	$ 14,580	$ 5,303	$ 298	$ 20,181
Change	6,402	1,365	1,179	8,946
Closing Balance, January 31, 2025	$ 20,982	$ 6,668	$ 1,477	$ 29,127
Change	2,621	2,333	(954)	4,000
Closing Balance, January 31, 2026	$ 23,603	$ 9,001	$ 523	$ 33,127

5. Property, Software and Equipment, Net

Property, software, and equipment, net as of January 31, 2026 and January 31, 2025 consists of the following (in thousands):

	January 31, 2026	January 31, 2025
Leasehold improvements	$ 2,475	$ 2,467
Computer equipment	5,645	4,539
Furniture and fixtures	712	689
Internally developed software	36,993	37,702
Total	45,825	45,397
Less: accumulated depreciation and amortization	(38,070)	(30,674)
Property, software, and equipment, net	$ 7,755	$ 14,723

Depreciation expense related to property and equipment was $0.9 million, $0.9 million and $0.7 million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively.

No internally developed software was capitalized during the fiscal year ended January 31, 2026. The Company wrote-off $0.7 million in internally developed software due to impairment during the fiscal year ended January 31, 2026.

The Company capitalized $6.9 million in internally developed software costs during the fiscal year ended January 31, 2025. No impairment of internally developed software was recorded during the fiscal year ended January 31, 2025.

The amortization expense on capitalized internally developed software was $6.5 million, $5.4 million and $5.3 million for the fiscal years ended January 31, 2026, 2025 and 2024, respectively.

6. Leases

The Company has three noncancelable operating leases for its offices with remaining lease terms ranging from 10 months to 29 months. The Company had one operating lease that expired in May 2025 and was not renewed. All leases require the Company to pay annual operating, tax or utilities expenses, which are included in the variable lease costs. The Company utilizes its incremental borrowing rate in determining the present value of lease payments, as the implicit rate is not readily determinable.

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The components of lease cost for operating leases for the fiscal years ended January 31, 2026 and 2025 were as follows (in thousands):

	Year Ended January 31, 2026	2025	2024
Operating lease cost	$ 3,922	$ 3,862	$ 4,165
Variable lease cost	1,211	927	883
Total lease cost	$ 5,133	$ 4,789	$ 5,048

Supplemental cash flow information related to leases was as follows (in thousands):

	January 31, 2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:			
Payments for operating leases	$ 4,331	$ 4,194	$ 4,066

The following table summarizes the lease-related assets and liabilities recorded in the consolidated balance sheets at January 31, 2026 and January 31, 2025 (in thousands):

	January 31, 2026	January 31, 2025
Operating lease ROU assets	$ 8,696	$ 11,229
Current operating lease liabilities	4,101	3,556
Noncurrent operating lease liabilities	6,292	9,796
Total operating lease liabilities	$ 10,393	$ 13,352

Lease term and discount rate were as follows:

	January 31, 2026	January 31, 2025
Weighted-average remaining lease term (years)	2.40	3.40
Weighted-average discount rate	5.29 %	5.25 %

The following table provides the maturities of lease liabilities as of January 31, 2026 (in thousands):

Maturity of lease liabilities at January 31:	Amount
2027	$ 4,551
2028	4,580
2029	1,964
2030	—
2031	—
Total future undiscounted lease payments	11,095
Less: imputed interest	(702)
Present value of lease liabilities	$ 10,393

As of January 31, 2026, the Company did not have additional operating and finance leases that have not yet commenced.

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7. Financing Activities Bridge Loan On January 14, 2022, the Company entered into a loan agreement with an investor and member of the Company’s board of directors to allow borrowings of up to $20.0 million (the “Bridge Loan”). The Company amended this loan agreement on August 7, 2023, to extend the maturity date to September 30, 2025 and increased the interest rate from 10% to 12.5% per annum as of April 3, 2024. The Company was required to repay all outstanding principal and accrued interest on the maturity date and was allowed to make voluntary prepayment at any time prior to the maturity date without penalty or premium. In November 2024, the Bridge Loan was paid off in full. Bridge Loan interest expense was $2.3 million for the fiscal year ended January 31, 2025, recorded as interest expense in the consolidated statements of operations. The weighted-average interest rate was 12% for the fiscal year ended January 31, 2025. Convertible Note On September 2, 2022, the Company issued a $69.7 million convertible note with a maturity date of September 2, 2025. The convertible note accumulated interest at the SOFR, plus 9.0% per annum, compounding annually and was payable semiannually in arrears either in cash or by increasing the principal amount (“PIK Interest”). The noteholder had the right to exchange the convertible note for Series H-1 or Series H-2 redeemable convertible preferred stock after the filing of the restated certificate of incorporation, as provided in the convertible note purchase agreement and the convertible note, and prior to the repayment at maturity, at a conversion price of $9.54 per share. The convertible note was accounted for as a liability in the Company’s consolidated balance sheets, as the Company made an irrevocable election to account for the convertible note under fair value option in lieu of bifurcating certain features in the convertible note agreement under Accounting Standards Codification (“ASC”) 825-10-45-5. In March 2024, the convertible note was paid off in full. The fair value change due to instrument-specific credit risk was immaterial for the fiscal year ended January 31, 2025. Revolving Line of Credit On October 31, 2024, the Company entered into a credit agreement with a third-party financial institution to provide a revolving line of up to $50.0 million (the “Revolver”) with a maturity date of October 30, 2025. Interest accrued on the outstanding principal balance is at (i) the base rate, plus 1.0% per annum or (ii) Adjusted Daily Simple SOFR (as defined in the credit agreement), plus 2.0% per annum. The base rate is defined as the highest of (i) the Prime Rate (as defined in the credit agreement); (ii) the Federal Funds Rate (as defined in the credit agreement), plus 0.50%, and (c) Adjusted Daily Simple SOFR plus 1.00%, and is payable on a monthly basis. The Revolver was not drawn on during the fiscal year ended January 31, 2026. On October 14, 2025, the Company entered into an amended and restated credit agreement (the “Credit Agreement”) with the same third-party financial institution acting as administrative agent to provide a revolving line of up to $250.0 million (the “Amended Revolver”), including a subfacility of up to $25.0 million for letters of credit. This Credit Agreement replaced the original credit agreement entered into on October 31, 2024. Interest accrues on the outstanding principal balance, at the Company’s option, is at either (i) the base rate determined by the highest of the prime rate, the federal funds effective rate plus 0.50% and the adjusted daily SOFR plus 1.00%, or (ii) the adjusted daily SOFR plus the applicable interest margin. In addition, the Company will be required to pay commitment fees of (i) 0.25% per annum on the undrawn portion of the commitments under the Credit Agreement based on a consolidated total net leverage ratio less than 2.00 to 1.00, (ii) 0.375% per annum based on a consolidated total net leverage ratio greater than or equal to 2.00 to 1.00 but less than 3.00 to 1.00, and (iii) 0.50% per annum based on a consolidated total net leverage ratio greater than or equal to 3.00 to 1.00. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 114

On December 5, 2025, the Company drew $200.0  million under the Amended Revolver. The borrowing was repaid in full on December 18, 2025, using proceeds from the IPO. No amounts were outstanding under the Amended Revolver as of January 31, 2026. Simple Agreement for Future Equity In November 2019, the Company entered into a series of SAFEs with new investors associated with a small “acquihire” for an aggregate purchase amount of $2.2 million (the “Purchase Amount”). The SAFEs provided that, upon the occurrence of an equity financing or termination, the SAFE holders would be entitled to receive, in the aggregate, a number of shares of the Company’s common stock equal to the Purchase Amount divided by the applicable conversion price. Upon the occurrence of a liquidity event, and at the election of the Majority Holders (as defined in the SAFE agreements), the SAFE holders would have been entitled to receive, in the aggregate, either (i) a cash payment equal to the Purchase Amount or (ii) a number of shares of common stock equal to the Purchase Amount divided by the product of the liquidity price and the discount rate (such product, the “Discounted Price”). On March 10, 2022, the Company amended the SAFEs to set the Discounted Price at $5.00 per share with respect to a specified strategic transaction. The SAFEs also provided that, in the event the Company did not have sufficient funds to satisfy any required cash payment, available funds would be distributed to the SAFE holders on a pro rata basis. Upon a dissolution event, the SAFE holders would have been entitled to receive a cash payment equal to the Purchase Amount, subject to the availability of assets. The fair value of the SAFEs was estimated using the following assumptions: January 31, 2025 Purchase Amount (in thousands) .................................................................................................... $ 2,187 Discounted Price ................................................................................................................................ $ 5.00 Fair value of common stock $ 14.04 Upon the completion of the Company’s IPO on December 15, 2025, all outstanding SAFEs automatically converted into shares of the Company’s common stock in accordance with their terms, and no SAFEs were outstanding as of the year ended January 31, 2026. 8. Commitments and Contingencies Commitments As of January 31, 2026, the Company had three noncancelable contracts, one of which is related to a third-party partner bank in connection with services that the Company offers its clients as part of the cash sweep program. Payments made to this third-party partner bank during the fiscal years ended January 31, 2026, 2025 and 2024 towards this contract were immaterial. During the fiscal year ended January 31, 2025, the Company entered into a noncancelable contract for cloud computing services with a third-party provider. The Company is committed to a minimum spend during the term of the contract. Payments made to this third-party provider were $6.7 million and $5.9 million during the fiscal years ended January 31, 2026 and 2025, respectively. During the fiscal year ended January 31, 2026, the Company entered into another noncancelable contract for an application programming interface service with a third-party provider. The Company is Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 115

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committed to a minimum monthly spend during the term of the contract. Payments made to this third-party provider were $0.3 million during the fiscal year ended January 31, 2026.

The following table provides the future minimum payments over the term of the noncancelable contracts (in thousands):

Fiscal Year Ended January 31,	Total Amount
2027	$ 6,750
2028	$ 7,400
Total	$ 14,150

Contingencies

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim and an estimate of the possible loss or range of losses if an estimate can be reasonably made. An event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. As of January 31, 2026 and January 31, 2025, the Company's loss contingencies were immaterial.

9. Redeemable Convertible Preferred Stock

A summary of the authorized, issued, and outstanding redeemable convertible preferred stock as of January 31, 2025 is as follows (in thousands, except per share and share amounts):

			Per Share			
	Shares Authorized	Shares Issued and Outstanding	Issuance Price	Dividend	Net Carrying Value	Liquidation Preference
Series A	1,350,000	1,350,000	$ 0.11	$ 0.0089	$ 148	$ 149
Series B	7,658,874	7,658,868	0.39	0.0310	2,951	2,987
Series C	6,169,302	5,952,858	1.27	0.1016	7,529	7,560
Series D	14,431,860	14,431,844	1.36	0.1086	19,482	19,627
Series E	8,780,133	8,780,133	3.99	0.3190	34,913	35,033
Series F	7,938,238	7,816,435	8.21	0.6568	64,087	64,173
Series G	19,516,000	18,889,279	3.97	0.3178	72,132	74,990
Series G-1 (1)	5,034,942	5,034,942	4.97	0.3973	25,956	25,024
Series H-1 (2)	7,305,567	—	9.54	0.7633	—	—
Series H-2 (2)	7,305,567	—	9.54	0.7633	—	—
	85,490,483	69,914,359			$ 227,198	$ 229,543

(1) Dividend per share per annum when and if declared by the board of directors.

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(2) The convertible note to purchase shares of Series H-1 and H-2 redeemable convertible preferred stock was paid off in full in March 2024.

Immediately prior to the Company's IPO, all outstanding shares of redeemable convertible preferred stock were converted into shares of the Company's common stock on a one-to-one basis and their carrying value of $227.2 million was reclassified into stockholders' equity. As such, there were no shares of redeemable convertible preferred stock issued and outstanding as of January 31, 2026.

The Company's board of directors is authorized, without further stockholder approval and subject to any limitations prescribed by law, to issue preferred stock in one or more series and determine the rights, preferences, and privileges of each series. As of January 31, 2026, no shares of redeemable convertible preferred stock were issued or outstanding.

10. Common Stock

As of January 31, 2026 and January 31, 2025, the Company was authorized to issue 214.6 million shares of common stock, with a par value of $0.0001 per share. Each share of voting common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights to dividends, and subject to beneficial ownership limitations applicable to certain regulated stockholders. No dividends have been declared by the board of directors from the Company's inception through January 31, 2026.

Common Stock Reserved for Future Issuance

At January 31, 2026 and January 31, 2025, the Company reserved the following shares of common stock for issuance:

	January 31, 2026	January 31, 2025
Redeemable convertible preferred stock, all series (1)	—	84,525,493
Series G redeemable convertible preferred stock warrant	—	251,750
Common stock warrants	1,953,463	1,701,713
Other stock awards issued	39,505,733	62,903,172
Authorized for future stock awards or stock options	27,856,967	5,795,839
Total shares of common stock reserved	69,316,163	155,177,967

(1) Includes Series H-2 redeemable convertible preferred stock, which is convertible into shares of nonvoting common stock.

As a result of the completion of the IPO on December 15, 2025, all shares of redeemable convertible preferred stock were converted to common stock and became issued and outstanding common shares. Additionally, the Series G Warrant (as defined below) was converted to a common stock warrant. As such, there were no shares of common stock reserved for issuance for redeemable convertible preferred stock or the Series G Warrant as of January 31, 2026.

11. Warrants

Equity-Classified Warrants

From 2019 to 2023, the Company issued warrants to purchase an aggregate of 1.6 million shares of common stock with a weighted-average exercise price of $2.60. All warrants expire 10 years from the date of grant. As of January 31, 2026, none of these equity-classified warrants had vested or been exercised.

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Liability-Classified Warrants

The warrant liabilities are included in other noncurrent liabilities in the consolidated balance sheets. The fair value of the warrants is remeasured at the end of every reporting period, with changes in fair value during the period recorded as a component of other expense (income), net in the consolidated statements of operations.

Common Stock Warrant

In April 2020, the Company issued a warrant to purchase 60,000 shares of common stock at an exercise price of $1.16 per share. At January 31, 2026 and January 31, 2025, the warrant was recorded at fair value of approximately $0.5 million and $0.8 million, respectively. The warrant expires in April 2030.

The fair value of the common stock warrant was estimated using the BSM option-pricing model with the following assumptions:

	January 31, 2026	January 31, 2025
Expected term (years)	4.24	5.24
Expected volatility	55.00 %	54.40 %
Risk-free interest rate	3.70 %	4.42 %
Expected dividends	— %	— %
Fair value of common stock	$ 8.68	$ 14.04

Series G Warrant

At January 31, 2026 and January 31, 2025, a warrant to purchase 251,750 shares of the Company's common stock (the "Series G Warrant") was outstanding at a fair value of $1.5 million and $2.7 million, respectively. The Series G Warrant was originally exercisable for shares of Series G redeemable convertible preferred stock, which automatically converted into common stock upon the completion of the Company's IPO. The Series G Warrant is immediately exercisable and expires five years from the effective date of an IPO.

The fair value of the Series G Warrant was estimated using the BSM option-pricing model with the following assumptions:

	January 31, 2026	January 31, 2025
Expected term (years)	4.86	5.50
Expected volatility	55.00 %	53.40 %
Risk-free interest rate	3.75 %	4.42 %
Expected dividends	— %	— %
Fair value of common stock	$ 8.68	$ 16.15

12. Stock-Based Compensation

In January 2008, the Company adopted the 2008 Equity Incentive Plan (the "2008 Plan"), which was most recently amended in October 2017 and subsequently terminated in connection with the adoption of the Company's 2017 Plan (as defined below). The 2008 Plan allowed stock options to be granted to Company employees, officers, directors, advisors, consultants, and other service providers as either incentive stock options ("ISOs") or non-statutory stock options ("NSOs"). ISOs could be granted only to the Company's employees. NSOs could be granted to the Company's service providers who were not employees.

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Under the 2008 Plan, options could be granted for terms no longer than 10 years from the date of the grant. In the case of an ISO grant to an optionee who, at the time the option is granted, owned stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option was five years from the date of grant. ISOs and NSOs generally vested at a rate of 25% on the first anniversary of the grant date and then ratably over the next three years. Upon termination of employment, any unvested shares were automatically returned to the Company. Those shares were added back to the plan and made available for future grants. The 2008 Plan was terminated in 2017, but the awards granted previously still vest. At January 31, 2026 and January 31, 2025, no shares from the 2008 Plan remained available for future grants. In December 2017, the Company adopted the 2017 Equity Incentive Plan (the “2017 Plan”), which was most recently amended in September 2025 and subsequently terminated in connection with the adoption of the Company’s 2025 Plan (as defined below). The 2017 Plan allowed stock options to be granted to Company employees, officers, directors, advisors, consultants, and other service providers as either stock options, restricted stock awards, RSUs, stock appreciation rights, and other equity awards. The 2017 Plan was initially adopted with substantively similar plan features as the 2008 Plan. In August 2018, the 2017 Plan was amended to extend the post-termination exercise period for vested awards, other than terminations for cause, to up to 10 years. At January 31, 2026, no shares from the 2017 Plan remained available for future grants. At January 31, 2025, 5,795,839 shares from the 2017 Plan remained available for future grants. In December 2025, the Company’s board of directors approved the 2025 Equity Incentive Plan (the “2025 Plan” and, together with the 2017 and 2008 Plan, the “Plans”). The 2025 Plan became effective in connection with the IPO, and provides for the issuance of up to 17,500,000 shares of the Company’s common stock, plus any reserved shares of the Company’s common stock not issued or subject to outstanding grants under the 2008 Plan and the 2017 Plan on the effective date of the 2025 Plan, pursuant to stock options, RSUs, stock appreciation rights, and other equity awards. The number of shares reserved for issuance under the 2025 Plan will increase automatically on February 1 of each of 2026 through 2035 by the number of shares equal to 5% of the aggregate number of outstanding shares of all classes of the Company’s common stock as of the immediately preceding January 31, or a lesser number as may be determined by the board of directors. The 2025 Plan was initially adopted with substantively similar plan features to the 2017 and 2008 Plans. The Company began issuing awards under the 2025 Plan during the quarter ended January 31, 2026. At January 31, 2026, 27,856,967 shares from the 2025 Plan remained available for future grants. In accordance with the Plans, the exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant unless expressly determined in writing by the board of directors or its designated committee, and the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 119

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Stock Options

A summary of stock option activity as of and for the fiscal year ended January 31, 2026 under the Plans is as follows:

	Number of Options Outstanding Under the Plans	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 31, 2025*	31,132,993	$ 1.94	3.8	376,555
Exercised	(6,649,247)	2.06		79,613
Expired	(709,006)	2.36		
Forfeited	(19,375)	2.91		
Outstanding at January 31, 2026*	23,755,365	1.90	3.2	$ 161,131
Exercisable at January 31, 2026	23,685,819	$ 1.90	3.2	$ 160,702

* The Plans allow for early exercise of stock options and exercised/forfeited balances include only vested stock options exercised.

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at January 31, 2025	308,493	$ 4.50
Granted	—	—
Vested	(214,905)	4.40
Forfeited	(19,375)	4.73
Unvested at January 31, 2026	74,213	$ 4.73

As of January 31, 2026, unrecognized stock-based compensation expense related to unvested stock options was $0.3 million, which is expected to be recognized over a weighted-average period of 0.6 years.

No options were granted during the fiscal years ended January 31, 2026 and 2025.

Early Exercise of Unvested Options

Under the Plans, employees are offered the option to elect early exercise of their stock options prior to vesting. The Company has the right to repurchase any unvested (but issued) shares of common stock upon termination of service of an employee, either voluntarily or involuntarily, at the lower of: (i) the exercise price paid per share or (ii) the fair market value per share of common stock at the time of the employee's termination. The consideration received for early exercise of a stock option is initially recorded as a liability and is reclassified to stockholders' deficit as the stock options vest. As of January 31, 2026 and 2025, the Company recorded immaterial liabilities for 4,667 unvested shares and 1,519,220 unvested shares, respectively, that were early exercised by employees and subject to repurchase.

Restricted Stock Units

RSUs are issued at no cost to the recipient and can be settled only in shares after the RSUs have vested. RSUs do not provide the holder with voting rights or cash dividends. Prior to the Company's IPO, the majority of RSUs included both a time-based service and performance-based conditions tied to the occurrence of a qualifying liquidity event ("dual-trigger RSUs"). Upon the completion of the IPO on December 15, 2025, the performance condition was satisfied and the existing dual-trigger awards are now subject only to the remaining service-based vesting conditions. Accordingly, the Company began

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recognizing share-based compensation expense for these awards from the date the performance condition was satisfied. Following the Company's IPO, RSUs granted are subject only to continued service-based vesting conditions and do not contain performance or market conditions.

A summary of RSU activity for the fiscal year ended January 31, 2026 under the Plans is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at January 31, 2025	31,294,850	$ 8.23
Granted	7,281,903	14.21
Settled	(21,640,347)	7.05
Forfeited	(1,260,251)	8.01
Outstanding at January 31, 2026	15,676,155	$ 12.51

As of January 31, 2026, unrecognized stock-based compensation expense related to unvested RSUs was $105.5 million, which is expected to be recognized over a weighted-average period of 2.2 years.

Modification of Restricted Stock Units

In September 2025, the Company approved the acceleration of vesting of dual-triggered RSUs granted under the 2017 Plan to certain employees (the "IPO RSU Vesting Acceleration"). These RSUs were subject to dual-trigger vesting conditions, consisting of a service-based vesting and an initial vesting event.

The approval of the IPO RSU Vesting Acceleration represents a modification of the affected RSUs. As of the date of modification, the liquidity vesting event condition remained improbable, as the IPO had not occurred. Therefore, immaterial incremental compensation cost was recognized after the completion of the IPO for the fiscal year ended January 31, 2026.

Employee Stock Purchase Plan

The Company's employee stock purchase plan ("ESPP") became effective in connection with the IPO in December 2025. The ESPP enables employees to purchase shares of the Company's common stock at a discounted price through payroll deductions of up to 15% of their eligible compensation up to the statutory maximum. The purchase price is equal to 85% of the fair market value of a share of common stock on the first day of an offering period or the purchase date, whichever is lower.

The aggregate number of shares reserved for issuance under the ESPP is 4,500,000, and will automatically increase on February 1 of each of the first ten fiscal years during the term. Such annual increase will be equal to the lesser of (i) 1% of the outstanding shares of common stock issued and outstanding on the last day of the immediately preceding fiscal calendar year and (ii) such number of shares determined by the board of directors. No more than 45,000,000 shares may be issued under the ESPP.

During fiscal year ended January 31, 2026, employees began participating in the ESPP through payroll deductions, however, no shares were purchased or issued under the ESPP as of January 31, 2026. Payroll deductions related to the ESPP are recorded as accrued compensation and other current liabilities until the applicable purchase date. Compensation expense associated with the ESPP is recognized over the offering period based on the grant-date fair value.

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Allocation of Stock-Based Compensation

Stock-based compensation expense recognized in the consolidated statements of operations for the fiscal year ended January 31, 2026, 2025, and 2024 was as follows (in thousands):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Product development	$ 127,414	$ 7,325	$ 8,692
General and administrative	110,677	2,041	2,647
Marketing	8,472	536	582
Operations and support	13,261	1,099	1,334
Total stock-based compensation expense	259,824	11,001	13,255
Capitalized stock-based compensation expense	—	(1,637)	(1,409)
Total stock-based compensation expense, net of amounts capitalized	$ 259,824	$ 9,364	$ 11,846

13. Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan for its employees. This plan provides for tax-deferred salary deductions for all employees. Employee contributions are voluntary. Employees may contribute up to 90% of their annual compensation to this plan, as limited by an annual maximum amount as determined by the Internal Revenue Service. During the period, the Company began providing matching contributions to employees' 401(k) retirement plans. The related expense recognized for the fiscal year ended January 31, 2026 was immaterial. No matching contributions were made during the fiscal year ended January 31, 2025.

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14. Income Taxes

The components of income (loss) before income taxes consisted of the following (in thousands):

	Fiscal Year Ended January 31, 2026	2025	2024
United States	(101,264)	139,229	78,589
Foreign	16	—	—
Income (loss) before income taxes	$ (101,248)	$ 139,229	$ 78,589

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Fiscal Year Ended January 31, 2026	2025	2024
Current expense (benefit):			
Federal	$ —	$ 1,200	$ —
State	369	3,774	1,623
Foreign	4	—	—
Deferred tax expense (benefit):			
Federal	(46,390)	(43,252)	—
State	(13,165)	(16,940)	—
Foreign	$ —	$ —	$ —
Total provision for (benefit from) income taxes	$ (59,182)	$ (55,218)	$ 1,623

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate was as follows:

	Fiscal Year Ended January 31, 2026	
Federal tax (benefit) at statutory rate	$ (21,263)	21.0 %
State tax (benefit) at statutory rate, net of federal benefit*	(14,261)	14.1 %
Foreign tax effects	1	— %
Effect of cross-border tax laws	23	— %
Tax credits:		
Research and development credits	(13,845)	13.7 %
Change in valuation allowance	—	— %
Nontaxable or nondeductible items:		
Stock based compensation	(43,983)	43.4 %
Executive compensation	30,156	(29.8)%
Other	(28)	0.1 %
Changes in unrecognized tax benefits:		
Reserve on research and development credits	5,584	(5.5)%
Other adjustments to prior year tax estimates	$ (1,566)	1.6 %
Provision for (benefit from) income taxes	$ (59,182)	58.6 %

*State taxes in California made up the majority (greater than 50 percent) of the tax effect in this category.

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The reconciliation of the statutory Federal income tax rate to the Company’s effective tax rate, for the year prior to the adoption of ASU 2023-09, was as follows: Federal tax (benefit) at statutory rate 21.0% 21.0 % State tax (benefit) at statutory rate, net of federal benefit 1.9 4.4 Change in valuation allowance (57.6) (17.1) Stock-based compensation expense (2.7) (4.3) Financial instrument fair value change (2.3) 1.2 Research and development tax credits (1.1) (4.8) Other 1.0 1.8 Provision for (benefit from) income taxes (39.8) % 2.2 % Fiscal Year Ended January 31, 2025 2024 The amount of cash income taxes paid, net of refunds received, consisted of the following (in thousands): Fiscal Year Ended January 31, 2026 Federal $ 1,500 State and local: Massachusetts 159 New Jersey 146 New York State 124 All other state and local 561 Foreign — Income taxes paid, net of amounts refunded $ 2,490 Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 124

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WEALTHFRONT CORPORATION

Notes to Consolidated Financial Statements

Deferred tax assets, net consisted of the following (in thousands):

	January 31,	
	2026	2025
Deferred tax assets		
Accruals	$ 325	$ 280
Fixed assets	367	260
Net operating loss carryforwards	51,626	16,988
Research and development tax credits, net of reserves	26,472	10,865
Stock-based compensation expense	25,363	15,315
Lease liability	2,724	3,488
Research and experimental expenditures capitalization	15,260	16,063
Intangible assets	515	—
Other	—	791
Gross deferred tax assets	122,652	64,050
Valuation allowance	—	—
Deferred tax assets, net of valuation allowance	122,652	64,050
Deferred tax liabilities		
Intangible assets	—	(922)
ROU asset	(2,280)	(2,934)
Other	(623)	—
Total deferred tax liabilities	(2,903)	(3,856)
Deferred tax assets, net	$ 119,749	$ 60,194

During the year ended January 31, 2025, the Company concluded that its U.S. federal and state deferred tax assets ("DTAs") were more likely than not realizable based on an evaluation of all available evidence. This resulted in a full valuation allowance ("VA") release of $80.2 million. Key factors in this determination included the Company's shift into a three-year cumulative income position, sustained revenue growth, and projected future profitability. As of January 31, 2026, the Company continues to believe that these DTAs are more likely than not to be realized, and no valuation allowance is required. While these estimates involve significant judgment, the Company believes its projections are reasonable.

As of January 31, 2026, the Company had federal and state net operating loss ("NOL") carryforwards of $181.7 million and $202.3 million, respectively, available to offset future taxable income. Federal NOLs generated prior to the Tax Cuts and Jobs Act ("TCJA") have been fully utilized; remaining federal NOLs were generated post-TCJA and may be carried forward indefinitely, subject to an 80% limitation of taxable income in the year of utilization. State NOL carryforwards will begin to expire in 2029. Additionally, the Company had federal research and development ("R&D") credits of $27.2 million, which begin to expire in 2039, and California R&D credits of $16.0 million, which have no expiration.

The Company's ability to utilize the NOLs and tax credit carryforwards is subject to limitations in the event of an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and similar state law. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders' lowest percentage ownership during the testing period. In the event that the Company has had a change in ownership, utilization of the carryforwards could be restricted. The Company assessed whether it had an ownership change, as defined by Section 382 of the Code, from its formation through January 31, 2026. Based upon this assessment, the Company experienced three ownership changes in the prior years. However, the Company does not expect any previous ownership changes to result in a

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WEALTHFRONT CORPORATION

Notes to Consolidated Financial Statements

limitation that will reduce the total amount of NOLs and tax credit carryforwards that can be utilized. Additional ownership changes in the future could result in additional limitations on the Company's NOL and tax credit carryforwards.

On July 4, 2025, the One Big Beautiful Bill Act, Public Law No. 119-21 and formally titled "An Act to Provide for Reconciliation Pursuant to Title II of H. Con. Res. 14" ("OBBBA") was enacted in the United States. The OBBBA includes a broad range of tax provisions, such as the permanent extension of certain provisions of the TCJA, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company has evaluated the provisions of the OBBBA and determined that the most significant impact relates to capitalization of research and experimental expenditures under IRC Section 174. The effects of this provision have been reflected in the Company's income tax provision.

The Company had unrecognized tax benefits as outlined in the tabular reconciliation below (in thousands):

	Fiscal Year Ended January 31,		
	2026	2025	2024
Unrecognized tax benefits as of the beginning of the year	$ 8,052	$ 6,661	$ 5,435
Increase in tax positions for prior years	415	—	—
Decrease in tax positions for prior years	—	—	—
Increase in tax positions for current year	5,964	1,391	1,226
Decrease in tax positions for current year	—	—	—
Settlements	—	—	—
Lapse from statute of limitations	—	—	—
Unrecognized tax benefits as of the end of the year	14,431	8,052	6,661

The Company follows the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in the financial statements of uncertain tax positions that have been taken or expected to be taken on a tax return. The Company's liability for unrecognized tax benefits was approximately $14.4 million and $8.1 million as of January 31, 2026 and 2025, respectively.

As of January 31, 2026, the Company had no accrued interest and penalties related to unrecognized tax benefits. If realized, $14.4 million of unrecognized tax benefits would impact the effective tax rate. The Company does not expect any significant increases or decreases to its unrecognized benefits within the next 12 months.

The Company files income tax returns in the United States, various state and local jurisdictions, and Canada. As of January 31, 2026, the Company's U.S. federal and state tax returns for fiscal years through 2021 and 2020, respectively, are no longer subject to examination. However, tax authorities may still adjust net operating loss or tax credit carryforwards from closed tax years to the extent they are utilized in an open tax year. In Canada, the Company's initial tax return for the year ended January 31, 2025 remains subject to examination.

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WEALTHFRONT CORPORATION

Notes to Consolidated Financial Statements

15. Earnings per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted earnings per share attributable to common stockholders for the periods presented (in thousands, except per share and share amounts):

	Fiscal Year Ended January 31		
	2026	2025	2024
Basic earnings per share			
Numerator:			
Net income (loss) attributable to common stockholders	$ (42,066)	$ 194,447	$ 76,966
Denominator:			
Weighted-average number of common stock outstanding used in computing earnings per share, basic	56,647,662	38,990,556	37,297,221
Earnings per share attributable to common stockholders, basic	**$ (0.74)**	**$ 4.99**	**$ 2.06**
Diluted earnings per share			
Numerator:			
Net income (loss) attributable to common stockholders, basic	$ (42,066)	$ 194,447	$ 76,966
Fair value adjustment for the convertible note, net of tax effect	—	(12,695)	953
Fair value adjustment for liability-classified Series G Warrant, net of tax effect	(893)	—	—
Fair value adjustment for liability-classified common stock warrant, net of tax effect	(244)	—	—
Net income (loss) attributable to common stockholders, dilutive	$ (43,203)	$ 181,752	$ 77,919
Denominator:			
Weighted-average number of common stock outstanding used in computing earnings per share, basic	56,647,662	38,990,556	37,297,221
Conversion of the convertible note	—	492,096	6,888,298
Conversion of redeemable convertible preferred stock, all series	—	69,914,359	69,914,359
Dilutive effect of stock options	—	27,962,907	28,567,993
Dilutive effect of equity-classified common stock warrants	—	1,300,400	1,210,425
Dilutive effect of liability-classified Series G Warrant	164,242	—	—
Dilutive effect of liability-classified common stock warrant	78,552	—	—
Weighted-average number of common stock outstanding used in computing earnings per share, dilutive	56,890,456	138,660,318	143,878,296
Earnings (loss) per share attributable to common stockholders, diluted	**$ (0.76)**	**$ 1.31**	**$ 0.54**

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WEALTHFRONT CORPORATION

Notes to Consolidated Financial Statements

The following common stock equivalents were excluded from the computation of diluted earnings per share attributable to common stockholders because including them would have been antidilutive (outstanding):

	Fiscal Year Ended January 31	
	2026	2025
Liability-classified common stock warrant	—	60,000
Series G Warrant	—	251,750
Dual-trigger RSUs	15,676,155	31,308,443
SAFEs	Various	Various
Options	23,755,365	—
Equity-classified common stock warrants	1,641,713	—

Upon the completion of the IPO, the Series G Warrant was automatically converted to being exercisable for common stock. Accordingly, it is included as a liability-classified common stock warrant for the fiscal year ended January 31, 2026.

16. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of clients. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's client activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its clients. These activities may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the client's obligation. The Company seeks to control off-balance sheet credit risk by monitoring its client transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

17. Related Party Transactions

Related party transactions may include any transaction between the Company and entities under common control or with a related party.

In July 2024, in connection with the acquisition of Unified National Mortgage LLC (renamed Wealthfront Home Lending, LLC), the Company entered into a series of agreements with the Company's Chief Executive Officer, Wealthfront Home Lending, and Wealthfront Holdings LLC, the purchasing entity. Through related management and financing agreements, the Company directs the significant activities of Wealthfront Home Lending and absorbs all associated benefits and losses. As of and during the fiscal year ended January 31, 2026, the assets, liabilities and activities of Wealthfront Home Lending and Wealthfront Holdings were immaterial to the Company's consolidated financial statements.

18. Subsequent Events

The Company has evaluated subsequent events from the consolidated balance sheets date through April 24, 2026, the issuance date of the consolidated financial statements.

On February 16, 2026, the Company entered into an equity purchase agreement with David Fortunato, the Company's Chief Executive Officer, President and director (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Mr. Fortunato sold the entirety of his limited liability company interest (the "Ownership Interest") in Wealthfront Holdings LLC ("Holdings LLC"), which represented 95.1% of the aggregate limited liability company interests of Holdings LLC, to the Company for nominal

128

consideration in the amount of one dollar ($1). Following Mr. Fortunato’s sale of the Ownership Interest to the Company, the Company became the sole owner of 100.0% of the limited liability company interests of Holdings LLC. On February 25, 2026, 60,000 warrants were exercised on a cashless basis, resulting in the issuance of 51,481 net shares of common stock. No cash was received in connection with these exercises On March 9, 2026, the Company’s board of directors approved a share repurchase program with authorization to purchase up to $100.0 million of its outstanding common stock. 3,037,141 shares have been repurchased at an average purchase price of $8.58. There have been no other material subsequent events other than previously disclosed that occurred during such period that would require disclosure or would be required to be recognized in the consolidated financial statements as of January 31, 2026. Table of Contents WEALTHFRONT CORPORATION Notes to Consolidated Financial Statements 129

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A. CONTROLS AND PROCEDURES Management’s Evaluation of Disclosure Controls and Procedures Our management, under the supervision and with the participation of our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 31, 2026. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were, in design and operation, effective at a reasonable assurance level as of January 31, 2026. Management’s Report on Internal Control Over Financial Reporting This Form 10-K does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies. Changes in Internal Control Over Financial Reporting During the quarter ended January 31, 2026, there have been no changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Inherent Limitations on the Effectiveness of Controls The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, in designing and evaluating the disclosure controls and procedures, management recognizes that any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting. ITEM 9B. OTHER INFORMATION Rule 10b5-1 Trading Plans During the three months ended January 31, 2026, the following directors and/or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a “Rule 10b5-1 trading arrangement,” as defined in Item 408(a) of Regulation S-K, intending to satisfy the affirmative defense conditions of Rule 10b5-1(c): Table of Contents 130

Name and Title Action Total Shares of Common Stock to be Sold Adoption Date Expiration Date Kenneth A. Goldman, Director Adopt 50,000 1/14/2026 12/31/2026 Kal Iyer, Vice President of Engineering Adopt 478,068(1) 1/14/2026 12/31/2026 Lauren Lin, Chief Legal Officer, Chief Compliance Officer, and Secretary Adopt To be determined(1) 1/14/2026 9/30/2026 Julien Wetterwald, Chief Technology Officer Adopt 188,075(1) 1/14/2026 9/30/2026 Michelle Wilson, Director Adopt 2,552 1/14/2026 3/31/2027 (1) This plan provides for the potential sale of shares of common stock to be received upon vesting and settlement of certain outstanding restricted stock units, net of any shares withheld by the Company to satisfy applicable tax obligations. The number of shares to be withheld, and therefore the exact number of shares to be sold pursuant to the plan, can only be determined upon the occurrence of the future vesting events. ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS None. Table of Contents 131

PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2026. ITEM 11. EXECUTIVE COMPENSATION The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2026. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2026. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2026. ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES The information required by this item is incorporated by reference to our Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended January 31, 2026. Table of Contents 132

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PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Document	Incorporated by Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation of Wealthfront Corporation.	10-Q	001-42987	3.1	January 23, 2026	
3.2	Restated Bylaws of Wealthfront Corporation.	10-Q	001-42987	3.2	January 23, 2026	
4.1	Form of Common Stock certificate of Wealthfront Corporation.	S-1/A	333-290583	4.1	December 2, 2025	
4.2	Amended and Restated Investors' Rights Agreement among Wealthfront Corporation and certain holders of its capital stock and warrants to purchase shares of its capital stock, dated September 22, 2022.	S-1	333-290583	4.2	September 29, 2025	
4.3	Plain English Warrant Agreement between Wealthfront Corporation and TriplePoint Capital LLC, dated April 22, 2016.	S-1	333-290583	4.3	September 29, 2025	
4.4	Form of 2019 Warrant to Purchase Common Stock.	S-1	333-290583	4.4	September 29, 2025	
4.6	Form of 2021 Warrant to Purchase Common Stock.	S-1	333-290583	4.6	September 29, 2025	
4.7	Description of Common Stock.					X
10.1#	Form of Indemnity Agreement between Wealthfront Corporation and each of its directors and executive officers.	S-1	333-290583	10.1	September 29, 2025	
10.2#	Wealthfront Corporation 2008 Equity Incentive Plan and related form agreements.	S-1	333-290583	10.2	September 29, 2025	
10.3#	Wealthfront Corporation 2017 Equity Incentive Plan and related form agreements.	S-1	333-290583	10.3	September 29, 2025	
10.4#	Wealthfront Corporation 2025 Equity Incentive Plan and related form agreements.	S-1	333-290583	10.4	September 29, 2025	
10.5#	Wealthfront Corporation 2025 Employee Stock Purchase Plan and related form agreements.	S-1	333-290583	10.5	September 29, 2025	
10.6#	Non-Employee Director Compensation Policy.	S-1	333-290583	10.6	September 29, 2025	
10.7†#	Confirmatory Offer Letter between David Fortunato and Wealthfront Corporation, dated September 26, 2025.	S-1	333-290583	10.7	September 29, 2025	
10.8†#	Confirmatory Offer Letter between Alan Imberman and Wealthfront Corporation, dated September 26, 2025.					X
10.9†#	Confirmatory Offer Letter between Julien Wetterwald and Wealthfront Corporation, dated September 26, 2025.	S-1	333-290583	10.9	September 29, 2025	
10.10#	Form of Change of Control and Severance Agreement between Wealthfront Corporation and each of its named executive officers.	S-1	333-290583	10.10	September 29, 2025	
10.11†	Amended and Restated Credit Agreement between Wealthfront Corporation, as borrower, and Wells Fargo Bank, National Association, as lender, dated October 14, 2025.	S-1/A	333-290583	10.12	December 2, 2025	

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		Incorporated by Reference				Filed or Furnishe
10.12#	Umbrella Bonus Plan.	10-Q	001-42987	10.10	January 23, 2026	
10.13+	Equity Purchase Agreement dated as of February 16, 2026, by and among Wealthfront Corporation and David Fortunato.	8-K	001-42987	10.1	February 18, 2026	
10.14†	Sublease, between Palantir Technologies Inc. and Wealthfront Corporation, dated October 12, 2018.	S-1	333-290583	10.11	September 29, 2025	
19.1	Insider Trading Policy.					X
21.1	Subsidiaries of the Registrant.					X
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K).					X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.					X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act.					X
32.1*	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.					X
32.2 *	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.					X
97.1	Compensation Recovery Policy.					X
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).					X
101.SCH	iXBRL Taxonomy Extension Schema Document.					X
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.					X

* This certification is not deemed filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

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† Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K, and we agree to furnish supplementally to the SEC a copy of any omitted schedules or exhibits upon request. + Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K. # Indicates management contract or compensatory plan. (a) Financial Statement Schedules. All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto. ITEM 16. FORM 10–K SUMMARY None. Table of Contents 135

Table of Contents

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned thereunto duly authorized.

WEALTHFRONT CORPORATION

Date: April 24, 2026

By: /s/ David Fortunato
David Fortunato
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Fortunato and Alan Imberman, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David Fortunato David Fortunato	Chief Executive Officer, President, and Director *(Principal Executive Officer)*	April 24, 2026
/s/ Alan Imberman Alan Imberman	Chief Financial Officer *(Principal Accounting and Financial Officer)*	April 24, 2026
/s/Andrew S. Rachleff Andrew S. Rachleff	Director	April 24, 2026
/s/ Jaleh Bisharat Jaleh Bisharat	Director	April 24, 2026
/s/ Kenneth A. Goldman Kenneth A. Goldman	Director	April 24, 2026
/s/ Jason Kilar Jason Kilar	Director	April 24, 2026
/s/ Michael Schmidt Michael Schmidt	Director	April 24, 2026
/s/ Michelangelo Volpi Michelangelo Volpi	Director	April 24, 2026
/s/ Michelle Wilson Michelle Wilson	Director	April 24, 2026

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